   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 25, 1996



                                                      REGISTRATION NO. 333-10099

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                         PRE-EFFECTIVE AMENDMENT NO. 1


                                       TO

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                                AMERISAFE, INC.
             (Exact name of Registrant as specified in its charter)

             TEXAS                          6331                        75-2069407
   (State of incorporation)           (Primary Standard              (I.R.S. Employer
                                  Industrial Classification         Identification No.)
                                        Code Number)

                             ---------------------

            2301 HIGHWAY 190 WEST                            MARK R. ANDERSON
          DERIDDER, LOUISIANA 70634                             PRESIDENT
                 318-463-9052                             2301 HIGHWAY 190 WEST
       (Address and telephone number of                 DERIDDER, LOUISIANA 70634
  Registrant's principal executive offices)                    318-463-9052
                                                   (Name, address and telephone number
                                                          of agent for service)

                             ---------------------
                                   Copies to:

              JAMES E. O'BANNON                            FREDERICK W. KANNER
          JONES, DAY, REAVIS & POGUE                         DEWEY BALLANTINE
          2300 TRAMMELL CROW CENTER                    1301 AVENUE OF THE AMERICAS
               2001 ROSS AVENUE                          NEW YORK, NEW YORK 10019
             DALLAS, TEXAS 75201                               212-259-8000
                 214-220-3939

                             ---------------------
          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                SUBJECT TO COMPLETION, DATED SEPTEMBER 25, 1996


PROSPECTUS

                                       11,000,000 SHARES
       LOGO                             AMERISAFE, INC.
                                     CLASS A COMMON STOCK

                               ------------------


     All of the shares of Class A Common Stock offered hereby (the "Offering") are being sold by AMERISAFE, Inc. ("AMERISAFE" or the "Company"). Prior to this Offering, there has not been a public market for the Class A Common Stock of the Company. It is currently estimated that the initial public offering price will be between $13.00 and $15.00 per share. See "Underwriting" for information relating to the factors considered in determining the initial public offering price.



     The Class A Common Stock has been approved for listing on the New York Stock Exchange, upon notice of issuance, under the symbol "ASF." Each share of Class A Common Stock has one vote and each share of the Company's Class B Common Stock has ten votes on all matters that may be submitted to a vote or consent of the shareholders of the Company. Following the Offering, Millard E. Morris, the Company's Chairman of the Board of Directors and Chief Executive Officer, will, through his ownership of Class B Common Stock, control approximately 92.6% of the voting power of the Company's outstanding voting stock (91.8% if the Underwriters' over-allotment option is exercised in full). See "Principal Shareholders" and "Description of Capital Stock."

                               ------------------
       SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN
         FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF
                    THE CLASS A COMMON STOCK OFFERED HEREBY.
                               ------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                                                           UNDERWRITING
                                        PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                         PUBLIC           COMMISSIONS(1)         COMPANY(2)

- --------------------------------------------------------------------------------

Per Share.........................           $                   $                    $
- -------------------------------------------------------------------------------------------------
Total(3)..........................           $                   $                    $
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting expenses of the Offering estimated at $1.1 million payable by the Company.


(3) The Company has granted the Underwriters a 30-day option to purchase up to 1,650,000 additional shares of Class A Common Stock on the same terms as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions, and Proceeds to Company will be $          , $          and
    $          , respectively. See "Underwriting."
                               ------------------

     The shares of Class A Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for shares of Class A Common Stock offered hereby will be available for delivery on
or about             , 1996, at the offices of Smith Barney Inc., 333 West 34th
Street, New York, New York 10001.
                               ------------------

SMITH BARNEY INC.                                             PIPER JAFFRAY INC.

          , 1996.

                                   AMERISAFE

                        THE MANAGED RESULTS COMPANY(SM)

AMERISAFE seeks hazardous industries -- the toughest workers' compensation challenges.

AMERISAFE applies comprehensive on-site safety services to minimize workplace accidents.

AMERISAFE utilizes personalized claims management and proactive health care to speed recovery and return to work.

    MANAGED SAFETY
+  MANAGED CLAIMS
    MANAGED CARE

- ------------------------------------
=  MANAGED RESULTS(SM)


                              [COLLAGE OF PHOTOS]


                             ---------------------

     NOTICE TO NORTH CAROLINA PURCHASERS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     THE MANAGED RESULTS COMPANYSM IS A SERVICE MARK OF THE COMPANY. AN APPLICATION HAS BEEN FILED TO REGISTER THIS MARK WITH THE UNITED STATES PATENT AND TRADEMARK OFFICE; HOWEVER, NO ASSURANCE CAN BE GIVEN THAT SUCH APPLICATION WILL BE ACCEPTED.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes appearing elsewhere in this Prospectus. Unless otherwise indicated, information in this Prospectus
(i) assumes no exercise of the Underwriters' option to purchase up to 1,650,000 additional shares of Class A Common Stock to cover over-allotments, if any, and
(ii) reflects a reorganization of the Company (the "Reorganization") to be effected prior to the completion of this Offering. See "Recent Reorganization." Unless the context otherwise requires, references in this Prospectus to "AMERISAFE" or the "Company" refer to AMERISAFE, Inc. and its subsidiaries.


                                  THE COMPANY


     AMERISAFE provides managed care workers' compensation products and services primarily to employers in hazardous occupation industries. The Company offers its client-employers a fully integrated program designed to lower the overall costs of workers' compensation claims by: (i) implementing and applying workplace safety programs designed to prevent occupational injuries; (ii) providing immediate, efficient and appropriate managed medical care to injured workers; and (iii) using intensive personal claims management practices to guide and encourage injured workers through the recovery and rehabilitation process with the primary goal of returning the injured worker to work as promptly as practicable. From 1991 through 1995, the Company has increased its revenues from $20.3 million to $69.7 million, or a compound annual growth rate of 36.1%. In this same period, the Company's net income (before cumulative effect of accounting change) increased from $1.8 million to $9.3 million, or a compound annual growth rate of 50.8%. There can be no assurance that these growth rates will continue. As of June 30, 1996, the Company was licensed to provide workers' compensation coverage and services in 25 states and the U.S. Virgin Islands and provided its products and services to approximately 2,900 employers in 18 states, primarily in the southeastern United States.


     The Company integrates proactive safety services with intensive claims management practices and quality managed care to produce "managed results." The Company's managed results approach focuses on creating and maintaining direct, personal relationships with employers, employees and health care providers in order to design and promote services which are intended to produce lower overall occupational injury costs. The Company designates service teams for each client in order to foster personal relationships, provide continuity of services and implement specific solutions for individual client workers' compensation needs.


     Since it began operations in 1986, the Company has focused on providing its managed results products and services to employers whose employees are engaged in hazardous occupations, primarily the logging industry. Beginning in 1994, the Company began expanding its client base by targeting employers in other hazardous occupation industries, including general contracting, trucking, and oil and gas exploration. Employers engaged in hazardous occupation industries pay substantially higher than average workers' compensation rates. For example, the Company's logging clients pay generally an amount equal to 20% to 50% of their payroll to obtain workers' compensation coverage for their employees, compared to employers of clerical workers who pay generally less than 1% of their payroll to obtain such coverage. The Company believes that the high severity injuries typically suffered by employees engaged in hazardous occupations and the resulting high cost typically incurred by employers in providing the mandatory workers' compensation coverage for such employees provide the greatest opportunity to lower costs by applying the Company's managed results approach. By focusing on developing and implementing client-specific workplace safety techniques and intensive claims management practices involving the personal presence of the Company's claims representative, the Company believes that substantial cost savings can be achieved when compared to the traditional workers' compensation approach to hazardous occupation industries. By reducing the overall cost of providing workers' compensation coverage to its employer-clients, the Company believes its managed results approach permits it to price its products and services competitively. As of June 30, 1996, more than two-thirds of AMERISAFE's client-employers were involved in hazardous occupation industries.


     The cost to employers of providing workers' compensation benefits in the United States totaled approximately $58 billion in 1994. From 1984 to 1990, workers' compensation costs increased an average of 13.3% per year and, from 1990 to 1992, workers' compensation costs increased an average of 6.3% per year.

The substantial growth in the workers' compensation market is primarily attributable to the increased costs of medical treatment and an increase in workers' compensation litigation, which affects both medical benefits and indemnity payments. The Company believes that successful containment of these expenses depends largely upon early intervention in the claims process by assisting the injured employee in receiving appropriate medical treatment and, as a result, enabling an injured employee to return to work as promptly as possible. The Company also believes that traditional insurers have focused on high premium volume and generally maintain minimal staffing. As a result, the Company believes that the workers' compensation industry is generally characterized by limited safety services, inefficient claims adjustment processes and ineffective medical cost management.



     The Company's strategy is to utilize its managed results approach in an effort to prevent workplace injuries, and, when an injury does occur, to arrange for timely, high quality and cost-effective managed care. The key elements of the Company's strategy are to (i) focus on hazardous occupation employers, (ii) improve workplace safety to reduce workplace accidents, (iii) manage care through personal, direct contact, (iv) direct injured workers to appropriate health care providers, and (v) pursue growth both internally and through acquisitions (although the Company presently has no agreements or understandings with respect to any proposed acquisitions).


                       BENEFITS TO EXISTING SHAREHOLDERS


     The Company will use a portion of the net proceeds of the Offering to repay indebtedness under the Company's existing credit facility. This credit facility is secured by a pledge of the Company's outstanding Class B Common Stock held by Millard E. Morris, the Company's Chairman of the Board of Directors and Chief Executive Officer, and the stock of certain of the Company's subsidiaries. Upon this repayment, the credit facility will be cancelled and the pledge of such stock will be released. Further, in connection with a reorganization of the Company effected prior to the completion of the Offering, the Company distributed (i) all of the outstanding capital stock of Auto One Acceptance Corporation ("AOAC") to Mr. Morris and Mark R. Anderson, the Company's President, and (ii) shares of two of the Company's former subsidiaries to Mr. Morris. Prior to such distribution, the Company contributed to AOAC additional capital in the form of a note in the amount of $50 million. This note will be repaid with the proceeds of the Offering. See "Recent Reorganization" and "Use of Proceeds."


                                  RISK FACTORS

     Prospective purchasers of the Class A Common Stock should consider certain factors affecting the Company and an investment in the Class A Common Stock. See "Risk Factors."

                                  THE OFFERING

Class A Common Stock Offered by the Company(1)......  11,000,000 shares
Common Stock to be Outstanding after the Offering:
  Class A Common Stock(1)(2)........................  11,000,000 shares
  Class B Common Stock(3)...........................  17,400,000 shares
          Total.....................................  28,400,000 shares
Use of Proceeds by the Company......................  To repay existing indebtedness
                                                      (including the indebtedness incurred in
                                                      connection with the Reorganization), to
                                                      increase capital and surplus and for
                                                      other general corporate purposes.
Proposed NYSE Symbol................................  ASF

- ---------------

(1) Does not include an additional 1,650,000 shares of Class A Common Stock that may be sold pursuant to the Underwriters' over-allotment option. See "Underwriting."

(2) Excludes (i) 600,000 shares of Class A Common Stock issuable pursuant to outstanding stock options having an exercise price of $12.00 per share granted under the AMERISAFE, Inc. 1996 Stock Incentive Plan (the "Stock Incentive Plan"), and (ii) 6,000 shares of Class A Common Stock to be issued to non-employee directors upon completion of the Offering pursuant to the Stock Incentive Plan. See "Management -- Stock Incentive Plan" and "Management -- Director Compensation."

(3) See "Description of Capital Stock -- Class A Common Stock and Class B Common Stock" regarding the conversion rights of the Class B Common Stock.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                           SIX MONTHS ENDED
                                                                   YEAR ENDED DECEMBER 31,                     JUNE 30,
                                                       -----------------------------------------------     -----------------
                                                        1991      1992      1993      1994      1995        1995      1996
                                                       -------   -------   -------   -------   -------     -------   -------
INCOME STATEMENT DATA:
Revenues:
  Premiums earned....................................  $17,599   $28,640   $35,902   $40,461   $58,167     $23,134   $30,678
  Service fee income.................................      578       800       987     2,468     4,110       1,446     3,605
  Investment income..................................    1,745     1,818     2,146     2,484     4,519       1,842     2,743
  Fees and other from affiliates.....................      371     1,985     2,154     1,732     2,881       1,004     1,125
                                                       -------   -------   -------   -------   -------     -------   -------
        Total revenues...............................   20,293    33,243    41,189    47,145    69,677      27,426    38,151
Expenses:
  Claim and claim settlement expenses................   12,136    17,622    20,262    25,250    32,924      13,545    18,356
  Commission and other underwriting expenses.........    4,577     5,561     7,555     8,507    13,524       6,101     8,377
  General and administrative.........................      570     1,910     2,798     4,406     6,810       2,157     4,093
  Interest...........................................      442       642       850       726       845         420       632
  Depreciation and amortization......................        4        93       240       703     1,006         364       758
                                                       -------   -------   -------   -------   -------     -------   -------
        Total expenses...............................   17,729    25,828    31,705    39,592    55,109      22,587    32,216
                                                       -------   -------   -------   -------   -------     -------   -------
Income before federal income taxes...................    2,564     7,415     9,484     7,553    14,568       4,839     5,935
Federal income taxes.................................      778     2,375     2,768     2,414     5,234       1,430     1,683
                                                       -------   -------   -------   -------   -------     -------   -------
Net income before cumulative effect of change in
  accounting for income taxes........................    1,786     5,040     6,716     5,139     9,334       3,409     4,252
Cumulative effect of change in accounting for income
  taxes..............................................      334        --        --        --        --          --        --
                                                       -------   -------   -------   -------   -------     -------   -------
        Net income...................................  $ 2,120   $ 5,040   $ 6,716   $ 5,139   $ 9,334     $ 3,409   $ 4,252
                                                       =======   =======   =======   =======   =======     =======   =======
        Pro forma net income per share...............                                          $  0.42               $  0.19
                                                                                               =======               =======
Pro forma weighted average shares outstanding........                                           22,061                22,061
Loss Ratio...........................................    69.0%     61.5%     56.4%     62.4%     56.6%       58.6%     59.8%



                                                                                                 JUNE 30, 1996
                                                                                          ---------------------------
                                                                                           ACTUAL      AS ADJUSTED(1)
                                                                                          --------     --------------
BALANCE SHEET DATA:
Cash and investments....................................................................  $ 90,582        $157,362
Total assets............................................................................   133,905         200,685
Notes payable...........................................................................    12,425           1,525
Stockholders' equity....................................................................    36,442         114,591


- ---------------


(1) Adjusted to give effect to (i) the Reorganization, (ii) the sale of 11,000,000 shares of Class A Common Stock in the Offering at an assumed public offering price of $14 per share less the estimated underwriting discounts and Offering expenses, and (iii) the application of the net proceeds of the Offering as described herein. See "Use of Proceeds" and "Recent Reorganization."

                                  THE COMPANY

     The Company was incorporated as a Texas corporation in 1985 and is principally engaged through its subsidiaries in providing workers' compensation products and services. The Company's principal executive offices are located at 2301 Highway 190 West, DeRidder, Louisiana 70634 (telephone: 318-463-9052) and at 5550 LBJ Freeway, Suite 901, Dallas, Texas 75240 (telephone: 214-448-7414). The Company's principal operating subsidiary is American Interstate Insurance Company, a Louisiana corporation ("American Interstate"). See "Business."

                                  RISK FACTORS

     In addition to other information contained in this Prospectus, prospective investors should consider carefully the following factors in evaluating an investment in the shares of the Class A Common Stock offered hereby.

GOVERNMENT REGULATION

     The Company is subject to substantial regulation by the governmental agencies in the states in which it operates, and will be subject to such regulation in any state in which the Company provides workers' compensation coverage and services in the future. These regulations are primarily intended to protect covered employees and policyholders rather than insurance companies or their shareholders. State regulatory agencies have broad administrative power with respect to all aspects of the Company's business, including premium rates, capital and surplus requirements, reserve requirements, transactions with affiliates, changes in control, investment criteria and policy forms. Under Louisiana law, an insurance company may not, without regulatory approval, pay to its shareholders within a 12-month period dividends or other distributions of cash or property the total fair market value of which exceeds the lesser of (i) ten percent of surplus as to policyholders at the end of the prior calendar year or (ii) the prior calendar year's net income (less any realized capital gains). This requirement would limit American Interstate's ability to make distributions to AMERISAFE in 1996 to approximately $2.7 million. There is no assurance that the Company will seek approval from state regulatory authorities to permit its insurance subsidiaries to pay dividends or make distributions or that, if sought, such approval will be obtained. This approval requirement may limit the amount of distributions which may be made by such subsidiaries and may decrease the amount of capital available to the Company for expansion opportunities and other purposes.


     Workers' compensation coverage is a creation of state law, is subject to change by the applicable state legislature and is influenced by the political process in each state. Several states have mandated that employers receive coverage only from funds operated by the state. The Company is not aware of any pending or proposed legislation or regulations which could adversely affect the Company. However, there can be no assurance that new workers' compensation-related legislation or regulations will not be adopted in states where the Company presently operates or may operate in the future, which could have a materially adverse effect on the demand for the Company's services and programs in such states, as well as on the Company's business, financial condition or results of operations.


     From time to time, Congress has also considered federal regulation of the health insurance industry. In 1993, the Clinton administration proposed legislation that would have put into effect substantial changes in the health care industry. Such legislation has not been adopted. Any legislation relating to a comprehensive health care program could adversely affect the Company. See "Business -- Regulation."

CONTROL BY A SINGLE SHAREHOLDER

     The Company's equity currently consists of Class A Common Stock and Class B Common Stock (collectively, the "Common Stock"), which vote together as a single class on all issues, except as otherwise required by law. Following the Offering, Millard E. Morris, the Chairman of the Board of Directors and Chief Executive Officer of the Company, will beneficially own 17,126,521 shares of the Company's Class B Common Stock, each share of which has ten times the voting power of a share of Class A Common Stock. As a result, Mr. Morris will control approximately 92.6% of the voting power of the Common Stock (91.8% if the Underwriters' over-allotment option is exercised in full) and will control the outcome of all shareholder votes, including those relating to amending the Company's Amended and Restated Articles of Incorporation (the "Articles") or Restated Bylaws (the "Bylaws"), election of directors and certain mergers and other significant corporate transactions. This could have the effect of delaying, deferring or preventing a change in control of the Company. See "Principal Shareholders" and "Description of Capital
Stock -- Class A Common Stock and Class B Common Stock."

TRANSACTIONS WITH CONTROLLING SHAREHOLDER


     After the consummation of the Offering, the Company will have business relationships with certain entities controlled by Millard E. Morris, the principal shareholder, Chairman of the Board of Directors and Chief Executive Officer of the Company. Some of these entities will receive services (e.g., administrative services and aviation services) from the Company for a fee. The Company also shares office space with one of these entities. In addition, the Company has entered into a Tax Matters Agreement in connection with the Reorganization. See "Certain Transactions and Relationships" and "Recent Reorganization."


HOLDING COMPANY STRUCTURE

     The Company is a holding company, the primary assets of which are the capital stock of its subsidiaries. Accordingly, the Company is dependent on the cash flow from its subsidiaries, received through dividends or other intercompany transfers of funds, to meet its obligations. Although the Company does not intend to pay dividends for the foreseeable future, the Company will be dependent on such sources to pay, if and when declared by the Company's Board of Directors, dividends on the Common Stock or any outstanding shares of the Company's preferred stock, $.01 par value per share ("Preferred Stock"). See "Dividend Policy." Dividends and other payments received from the Company's subsidiaries, together with any net proceeds from the Offering retained by the Company for general corporate purposes, are expected, for the foreseeable future, to be the Company's major source of liquidity. None of the Company's subsidiaries will be obligated to declare or pay dividends or make other capital distributions to the Company. In addition, the payment of dividends by the Company's subsidiaries may be restricted under applicable law. See
"-- Government Regulation" above. Limitations on the ability of the Company's subsidiaries to make such payments could adversely impact the Company's liquidity.

     Under Louisiana law applicable to insurance holding companies, the Company's insurance subsidiaries may not enter into certain transactions, including certain reinsurance agreements, management agreements, service contracts and cost sharing arrangements, with members of their insurance holding company system unless they have notified the Commissioner of Insurance of their intention to enter into such a transaction at least 30 days in advance and the Commissioner of Insurance has not disapproved the transaction within such period. Among other things, such transactions are subject to the requirements that their terms be fair and reasonable, that charges or fees for services performed must be reasonable and that the interests of policyholders not be adversely affected.

NEED FOR CAPITAL

     The Company may from time to time need additional capital and surplus to meet certain state regulatory requirements. In particular, the Company anticipates that its insurance subsidiaries will require capital to meet current statutory surplus needs and any additional funding requirements that may periodically arise. From time to time, the Company may be required to increase the capital and surplus of its insurance subsidiaries to remain in compliance with state regulatory requirements. The Company intends to use a portion of the net proceeds from this Offering for this purpose. The Company expects that additional capital will be required by regulatory authorities for the Company to further expand into additional states. If the Company is unable to generate sufficient capital, either internally or from outside sources, it could be required to reduce its growth or to delay or abandon plans to expand into additional states. Although the Company has met its capital needs in the past, there can be no assurance that capital will continue to be available when needed or, if available, will be on terms acceptable to the Company. Additionally, if such capital is not available, there can be no assurance that the Company will be able to maintain its current rating of "A" (Excellent) from A.M. Best Company, Inc. A.M. Best's ratings are based on factors of concern to insureds and are not directed towards the protection of investors and should not be relied upon by an investor making a decision with respect to an investment in the Company's Class A Common Stock. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- A.M. Best Rating."



     The National Association of Insurance Commissioners ("NAIC") has adopted a system of assessing minimum capital adequacy, which system is applicable to the Company's insurance subsidiaries. This system, known as risk-based capital ("RBC"), is used to identify companies that merit further regulatory action by comparing adjusted surplus to the required surplus, which reflects the risk profile of the insurer. Insurers having less statutory surplus than that required by the RBC model formula are subject to regulatory action depending on the level of capital inadequacy. At December 31, 1995, the RBC ratios of the Company's insurance subsidiaries were in excess of statutory minimums. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


MANAGEMENT OF GROWTH; EXPANSION STRATEGY

     Since it began operations in 1986, the Company has experienced significant growth in its revenues, the number of its employees and the scope of its operations. This growth has and will require the Company to obtain additional capital. See "-- Need for Capital" above. This growth has also resulted in, and is expected to continue to create, new and increased responsibilities for management personnel, as well as additional demands on the Company's operating and financial systems. The Company's business and future growth will depend on the efforts of key management personnel and the Company's ability to attract and retain qualified management personnel. The Company's continued growth also will require it to recruit qualified persons, to enhance managerial systems for its operations, and to successfully integrate new employees and systems into its existing operations. If the Company is unable to continue to manage growth effectively, the Company's business, financial condition or results of operations could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Strategy -- Pursue Growth Opportunities."

     The Company intends to pursue growth opportunities through both greater market penetration in existing markets and expansion into new markets, targeting employers in industries and geographic areas in which the Company does not presently conduct business. In addition, the Company intends to pursue acquisitions of other workers' compensation insurers or books of indemnity business. To date, the Company has never acquired another workers' compensation insurer and is unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed. The Company will compete for acquisition and expansion opportunities with many entities that have substantially greater resources. In addition, acquisitions may involve difficulties in the retention of personnel, diversion of management's attention, unexpected legal liabilities and tax and accounting issues. There can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into its operations or expand into new markets. Once integrated, acquisitions may not achieve levels of revenues, profitability or productivity comparable to the existing business of the Company or otherwise perform as expected. The occurrence of any of these events could have a materially adverse effect on the Company's business, financial condition or results of operations. See "Business -- Strategy."

     Future growth of the Company's operations depends, in part, on its ability to enter markets in additional states. To achieve this objective, the Company must obtain regulatory approval, win acceptance in the local market, adapt its procedures to each state's regulatory system (which differs materially from state to state) and expand its network of agents. The time required to obtain regulatory approval varies from state to state, and there can be no assurance that the Company will obtain such approval in each state it may seek to enter. See "Business -- Regulation."

     The Company plans to manage its growth in a manner intended to maintain its "A" (Excellent) rating from A.M. Best Company, Inc., although there can be no assurances in this regard. A.M. Best's ratings are based on factors of concern to insureds and are not directed towards the protection of investors and should not be relied upon by an investor making a decision with respect to an investment in the Company's Class A Common Stock. See "Business -- A.M. Best Rating."



TAX-FREE REORGANIZATION



     Immediately prior to the completion of the Offering, the Company distributed the stock of certain subsidiary corporations to existing shareholders of the Company in transactions intended to qualify as tax-free distributions for federal income tax purposes under section 355 of the Internal Revenue Code of 1986, as amended (the "Code"). Prior to such distributions, the Board of Directors of the Company received an opinion of counsel to the effect that such distributions should so qualify for federal income tax purposes. The opinion of counsel received by the Board of Directors of the Company is not binding on the Internal Revenue Service (the "IRS"), and there can be no assurance that the IRS will agree with the opinion. No ruling with respect to such distributions has been requested from the IRS, and there can be no assurance that the IRS will not take the position that such distributions do not qualify as tax-free. If the distributions were not to qualify for tax-free treatment under section 355 of the Code, the Company would recognize taxable gain on the distributions equal to the difference on such date between (i) the fair market value of the distributed stock and (ii) the Company's adjusted basis in such stock. Based on its estimate of the fair market value of the distributed stock, the Company believes that, if the distributions fail to qualify for tax-free treatment, any taxable gain would not exceed approximately $20 million, although there can be no assurance in this regard. The tax resulting from realization of such gain could have a materially adverse effect on the Company's business, financial condition or results of operations. See "Recent Reorganization."


FOCUS ON HAZARDOUS OCCUPATION INDUSTRIES

     Since it began operations in 1986, the Company has focused on providing workers' compensation products and services to employers whose employees are engaged in hazardous occupations and, as a result, are susceptible to serious injuries. Such injuries typically result in substantial costs for both medical treatment and indemnity payments, as well as the costs of managing the delivery of care to injured employees. To limit its exposure, the Company has "excess of loss" reinsurance in effect with a number of reinsurance carriers. The failure of any such reinsurer to meet its obligations to the Company could have a materially adverse effect on the Company's business, financial condition or results of operations. See "-- Reliance on Reinsurance."

RELIANCE ON REINSURANCE

     Due to the Company's exposure to significant claims resulting from injuries suffered by the employees of its clients, the Company has "excess of loss" reinsurance in effect with a number of reinsurance carriers. This reinsurance, in the aggregate, currently provides coverage for each claim occurrence up to $50,000,000 in excess of the Company's retention of $200,000. The Company presently intends to increase its retention level under these policies upon their expiration in July 1997. The Company regularly performs internal reviews of the financial strength of its reinsurers. However, if a reinsurer is unable to meet any of its obligations to the Company under the reinsurance agreements, whether due to the incurrence of multiple large claims by the Company's clients or otherwise, the Company would be responsible for the payment of all claims and claim settlement expenses which the Company has ceded to such reinsurer. Any such failure on the part of the Company's reinsurers could have a materially adverse effect on the Company's business, financial condition or results of operations. See "Business -- Reinsurance."


NEED FOR RESERVES



     The Company establishes reserves to cover its estimated liability for claims and claim settlement expenses with respect to reported claims and claims incurred but not yet reported as of the end of each accounting period. The reserves are estimated using individual case-basis valuations, statistical analyses and estimates based upon experience for unreported claims and claim settlement expenses. The process of establishing reserves involves many factors and is inherently uncertain and such estimates may be more or less than the amounts ultimately paid when the claims are settled. Further, the estimates are subject to the effects of trends in loss severity and frequency. Although considerable variability is inherent in such estimates, management believes that the reserves for claims and claim settlement expenses are adequate. The Company's results of operations may fluctuate on a quarterly basis due in part to the seasonal nature of the businesses conducted by its clients and also as a result of changes in the Company's reserve estimates, as well as other factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Reserves for Claims and Claim Settlement Expense."


CONCENTRATION IN LOGGING INDUSTRY


     Since it began operations in 1986, the Company has focused on providing its workers' compensation products and services to employers in the logging industry, primarily in the southeastern United States. See "-- Geographic Concentration" and "Business -- Overview." In 1994, the Company began a program of providing its services to businesses in other hazardous occupation industries. For the year ended December 31, 1995 and the six months ended June 30, 1996, approximately 59.6% and 47.7%, respectively, of the Company's gross premiums earned were derived from its clients in the logging industry. Because premiums are, in general, determined as a percentage of its clients' payroll expense (or, in the case of its logging clients, the clients' production of wood products), premiums fluctuate depending upon the level of business activity of its clients. As a result, the Company's gross premiums earned are dependent upon economic conditions generally and, in particular, the demand for the wood products harvested by its logging clients. Further, due to the concentration of the Company's clients in the logging industry, the Company's gross premiums earned tend to be lower during periods of inclement weather when logging activity is reduced. See "-- Need for Reserves" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."



GEOGRAPHIC CONCENTRATION



     As of June 30, 1996, the Company provided its products and services in 18 states, primarily in the southeastern United States. Although the Company intends to expand its operations into new geographic areas, approximately 83.7% of the gross premiums earned for the six months ended June 30, 1996 were derived from clients in the states of Georgia (19.8%), Louisiana (19.6%), Mississippi (14.9%), Arkansas (13.3%), Alabama (9.8%) and Virginia (6.3%). No other state accounted for more than 5.0% of gross premiums earned for the six months ended June 30, 1996. As a result of this geographic concentration, unfavorable changes in economic conditions affecting the southeastern United States could have a materially adverse effect on the Company's business, financial condition or results of operations. See "Business -- Clients."


RELIANCE ON INDEPENDENT AGENTS


     The Company markets a portion of its workers' compensation products and services through independent agents. For the year ended December 31, 1995 and the six months ended June 30, 1996, independent agents accounted for approximately 39.1% and 49.1%, respectively, of the Company's gross premiums earned. No independent agent accounted for 5.0% or more of the Company's gross premiums earned for either period. These agents are not obligated to promote the Company's products and services and may sell competitors' insurance products. As a result, the Company's business depends in part on the marketing effort of these agents and on the Company's ability to continue to offer workers' compensation products and services that meet the requirements of these agents and their customers. In addition, as the Company expands into additional states and industries, it may elect to establish additional independent agents to market its products. Failure of these independent insurance agents to market successfully the Company's products and services could have a materially adverse effect on the Company's business, financial condition or results of operations. See "Business -- Sales and Marketing."



DEPENDENCE ON KEY PERSONNEL


     The Company's success is largely dependent on the efforts of Millard E. Morris, its Chairman of the Board of Directors and Chief Executive Officer, and Mark R. Anderson, its President. The loss of the services of either of these individuals could have a materially adverse effect on the Company. The Company maintains a $1.0 million key-man life insurance policy on Mr. Anderson. The Company presently does not maintain similar insurance with respect to any of its other executive officers. The Company has entered into employment agreements with an initial three-year term with each of its executive officers. The employment agreement between the Company and Mr. Morris does not provide for him to devote full time to the business of the Company. Although Mr. Morris has historically devoted approximately two-thirds of his time to the Company's affairs, his employment agreement provides that he devote such time to the Company's affairs as he and the Company's Board of Directors mutually agree is necessary and appropriate under the circumstances. See
"Management -- Employment Agreements."


ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Class A Common Stock and there can be no assurance that an active trading market for the Class A Common Stock will develop or be sustained after the Offering. The initial public offering price of the Class A Common Stock will be determined through negotiations between the Company and representatives of the Underwriters, and may not be indicative of the market price. Additionally, the market price of the Class A Common Stock could be subject to significant fluctuations in response to period-to-period variations in operating results of the Company, changes in general conditions in the economy or the financial markets, developments in the health care or insurance industries or other developments affecting the Company, its customers or its competitors, some of which may be unrelated to the Company's performance. See "Underwriting."


IMPORTANCE OF MAINTAINING A.M. BEST RATING



     The Company is currently assigned a group letter rating of "A" (Excellent) from A.M. Best Company, Inc. ("A.M. Best"), the leading national insurance rating agency. This rating is assigned to companies that, in the opinion of A.M. Best, have demonstrated an excellent overall performance when compared to the standards established by A.M. Best. A.M. Best considers "A" rated companies to have a strong ability to meet their obligations to policyholders over a long period of time. A.M. Best ratings are based on a comparative analysis of the financial condition and operating performance of insurance companies as determined by their publicly available reports and meetings with such companies' officers. A.M. Best's ratings are based on factors considered to be of concern to insureds and are not directed toward the protection of investors and should not be relied upon by an investor in making a decision to invest in shares of the Company's Class A Common Stock offered hereby. The Company believes that the absence of a rating, or an unfavorable rating, may be a competitive disadvantage because certain potential clients will not purchase coverage from unrated or lower rated companies and certain independent insurance agencies will not place coverage with such companies.



     When assigning a rating, an area of concern to A.M. Best is rapid growth of written premiums without sufficient capital. Following the Offering, the Company believes that it will be able to maintain adequate capital to permit it to implement its growth strategy in a manner that allows the Company to maintain its rating. However, there can be no assurance that the Company will be able to maintain its "A" rating. See "Business -- A.M. Best Rating."



UNALLOCATED OFFERING PROCEEDS



     The Company intends to retain $66.8 million ($88.3 million if the Underwriters' over-allotment option is exercised in full) of the net proceeds of the Offering to increase its capital and surplus and for other general corporate purposes. These funds have not been allocated for a specific use, and the Board of Directors of the Company will have the sole authority to determine the use of such funds. See "Use of Proceeds."



HIGHLY COMPETITIVE BUSINESS


     The workers' compensation industry is highly competitive. The Company's competitors include, among others, insurance companies, specialized provider groups, in-house benefits administrators, state insurance pools and other significant providers of health care and insurance services. A number of the Company's current and potential competitors are significantly larger, with greater financial and operating resources than the Company and can offer their services nationwide. Additionally, the Company does not offer the full line of insurance products which is offered by some of its competitors. There can be no assurance that the Company will be able to compete effectively in the future. See "Business -- Competition."

SHARES ELIGIBLE FOR FUTURE SALE


     After completion of the Offering, the Company will have outstanding 11,000,000 shares of Class A Common Stock (12,650,000 shares if the Underwriters' over-allotment option is exercised in full) and 17,400,000 shares of Class B Common Stock. Of those shares, 11,000,000 shares of Class A Common Stock offered hereby (12,650,000 if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act ("Rule 144"). All of the shares of Class B Common Stock were issued by the Company in private transactions prior to the Offering and are "restricted securities" as that term is defined in Rule 144 and are tradable subject to compliance with Rule 144. The Company and its existing shareholders, who upon completion of the Offering will own 17,400,000 shares of Class B Common Stock, have agreed not to dispose of any shares of Class A Common Stock or any securities convertible into or exchangeable for such Class A Common Stock (other than shares and stock options to be granted pursuant to the Stock Incentive Plan) for a period of 180 days from the date of this Prospectus, without the prior written consent of Smith Barney Inc., on behalf of the Underwriters. Neither the Company nor either of its existing shareholders has any present intention to request a waiver of the 180-day period. If any such waiver is requested, Smith Barney Inc. has the sole discretion whether to grant any such waiver. Sales of substantial amounts of Class A Common Stock or Class B Common Stock, or the perception that such sales could occur, could adversely affect market prices for the Class A Common Stock and could impair the Company's future ability to obtain capital through an offering of equity securities. See "Shares Eligible for Future Sale." In addition, Messrs. Morris and Anderson are entitled to certain registration rights with respect to the shares of the Class A Common Stock. See "Description of Capital Stock -- Class A Common Stock and Class B Common Stock -- Registration Rights Agreement."


IMMEDIATE AND SUBSTANTIAL DILUTION


     Purchasers of Class A Common Stock in the Offering will experience immediate and substantial dilution, approximately $9.97 per share, in the net tangible book value per share of Class A Common Stock and may incur additional dilution upon the exercise of outstanding stock options. See "Dilution" and "Management -- Stock Incentive Plan -- Awards."


ANTI-TAKEOVER PROVISIONS

     The Board of Directors of the Company is authorized to issue up to 25,000,000 shares of Preferred Stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders of the Company. The rights and preferences of any such Preferred Stock may be superior to those of the Class A Common Stock and may adversely affect the rights of the holders of the Class A Common Stock. The Company has no present intention to issue any shares of Preferred Stock. The voting structure of the Common Stock and other provisions of the Articles are intended to encourage a person interested in acquiring the Company to negotiate with, and to obtain the approval of, the Board of Directors of the Company in connection with any such transaction. However, certain of these provisions may discourage a future acquisition of the Company, including an acquisition in which shareholders might otherwise receive a premium for their shares. As a result, shareholders who might desire to participate in such a transaction may not have the opportunity to do so. Moreover, the existence of these provisions may have a depressive effect on the market price of the Class A Common Stock. In addition, the Company is subject to the provisions of Louisiana law applicable to insurance holding companies that prohibit a merger or change in control of the Company without the approval of the Louisiana Department of Insurance. See "Description of Capital Stock -- Anti-Takeover Provisions."

                                USE OF PROCEEDS


     Assuming a public offering price of $14 per share, the net proceeds to the Company from the sale of the 11,000,000 shares of Class A Common Stock offered hereby, after deducting the estimated underwriting discounts and commissions and Offering expenses, are estimated to be approximately $142.1 million ($163.6 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds from the Offering as follows:



          (i) $50.0 million to repay a note issued as a capital contribution to Auto One Acceptance Corporation in connection with the Reorganization, which note bears interest at 8.0% per annum and matures on the fifth business day following the completion of the Offering (immediately prior to the Reorganization AOAC was a wholly owned subsidiary of the Company; immediately following the Reorganization AOAC will be owned by Messrs. Morris and Anderson);



          (ii) $13.97 million to repay notes issued to a former shareholder and former subsidiaries in connection with the Reorganization, which notes bear interest at 8.0% per annum and mature on the fifth business day following the completion of the Offering;



          (iii) $10.0 million to repay in full indebtedness to Banc One Capital Partners II, Ltd., which matures in January 2002 and bears interest at a rate equal to the London Interbank Offered Rate plus 6.0% (11.5% at August 31, 1996);



          (iv) $900,000 to repay in full indebtedness to certain individuals incurred by the Company in September 1995 in connection with the acquisition of Hammerman & Gainer, Inc., a subsidiary of the Company. Such indebtedness bears interest at 2.667% per annum and is repayable in four equal installments with the last such payment due in September 1999; and



          (v) to repay all intercompany balances owed to AOAC and the MorTem Corporations (as defined under "Recent Reorganization" below) ($469,000 as of June 30, 1996).



The balance of the estimated net proceeds from the Offering (approximately $66.8 million, or $88.3 million if the Underwriters' over-allotment option is exercised in full) will be retained by the Company and used to increase its capital and surplus and for other general corporate purposes. Pending such use, the Company intends to invest such proceeds in investment-grade debt securities. For information relating to the Reorganization, see "Recent Reorganization" below.


                                DIVIDEND POLICY


     The Company does not currently intend to pay cash dividends to its shareholders. Any determination to pay cash dividends in the future and their amounts, however, will be at the discretion of the Board of Directors and will depend upon the Company's earnings, financial condition, capital requirements, plans for expansion, contractual restrictions, restrictions imposed by applicable law and regulations and other factors deemed relevant by the Board of Directors. The principal source for cash from which to make dividend payments will be dividends and other distributions from the Company's subsidiaries. The Company has not paid any dividends and has made no other distributions to its shareholders in the past two years except for the distributions described below under "Recent Reorganization." See "Risk Factors -- Government Regulation" and "Management's Discussion and Analysis of Results of Operations -- Liquidity and Capital Resources."

                             RECENT REORGANIZATION


     Prior to completion of the Offering, the Company effected certain transactions to separate certain non-workers' compensation related businesses from its workers' compensation businesses and otherwise facilitate the Offering (the "Reorganization"). The Reorganization principally consisted of the following steps:



          (i) The Company distributed all of the stock of certain corporations conducting insurance agency and other unrelated businesses (the "MorTem Corporations") and 51% of the capital stock of two other subsidiaries -- Southern Underwriters, Inc. ("SU"), and Morris, Temple & Trent Financial Services, Inc. ("MTTFS") -- to a former shareholder of the Company in exchange for all shares of Class B Common Stock then owned by such shareholder. In addition, the Company paid such shareholder $8.0 million and contributed additional capital to the MorTem Corporations in the amount of $5.97 million, in each case, in the form of notes bearing interest at 8.0%. Such notes will be paid with the proceeds of the Offering.


          (ii) The Company distributed all of the capital stock of Auto One Acceptance Corporation ("AOAC") to Messrs. Morris and Anderson on a pro rata basis and the remaining 49% of the capital stock of SU and MTTFS to Mr. Morris. Prior to such distribution, the Company contributed to AOAC additional capital in the amount of $50 million, in the form of a note bearing interest at 8.0%. Such note will be paid with proceeds of the Offering.

     The Board of Directors of the Company, in reliance upon the advice of counsel to the Company, believes that the distributions of the stock of the MorTem Corporations, AOAC, SU and MTTFS (the "Distributed Subsidiaries") described in steps (i) and (ii) above (the "Distributions") should qualify as tax-free under section 355 of the Code. In general, if the Distributions so qualify as tax-free under section 355 of the Code, (i) the Company will not be taxed on any unrealized appreciation on the value of the stock of the Distributed Subsidiaries, and (ii) the shareholders receiving such Distributions will not be taxed on the value of the stock received.


     The Board of Directors of the Company received an opinion of Jones, Day, Reavis & Pogue, counsel to the Company, to the effect that for federal income tax purposes the Distributions should qualify as tax-free under section 355 of the Code. Such opinion of counsel was based upon and subject to certain assumptions, facts and representations provided by the Company and certain of the Company's shareholders. The Company is not aware of any present facts or circumstances which should make such assumptions, facts, representations and advice unobtainable or untrue. However, certain future events not within the control of the Company, including, for example, certain dispositions of stock of the Company or the Distributed Subsidiaries after the Distributions, could provide a basis for the IRS to argue that the assumptions, facts, and representations relied upon by counsel are untrue and that the Distributions do not qualify as tax-free. Pursuant to agreements entered into in connection with the Distributions (the "Distribution Agreements"), the corporations whose stock was distributed in the Distributions and the shareholders receiving the Distributions have agreed not to take those actions which the Company, on the advice of counsel, has determined could provide the basis for an IRS challenge to the tax-free status of the Distributions.



     The opinion of counsel received by the Board of Directors of the Company has no binding effect on the IRS and there can be no assurance that the IRS will agree with the opinion. A ruling has not been sought from the IRS with respect to the federal income tax consequences of the Reorganization, and it is possible that the IRS may take the position that some or all of the Distributions do not qualify as tax-free, whether or not the assumptions, facts, representations and advice referred to above are received and are true at the time of the Reorganization, and such position may ultimately be upheld. If a Distribution were not to qualify for tax-free treatment under section 355 of the Code, the Company would recognize taxable gain on the Distribution equal to the difference on such date between (i) the fair market value of the distributed stock and (ii) the Company's adjusted basis in such stock. Based on its estimate of the fair market value of the Distributed Subsidiaries, the Company believes that, if the Distributions fail to qualify for tax-free treatment, any taxable gain would not exceed approximately $20 million. The tax resulting from the realization of such gain could have a materially adverse effect on the Company's business, financial condition or results of operations.

Further, no assurance can be given that the IRS could not successfully contend that the fair market value of the distributed stock, and thus the amount of the recognized gain, exceeded that estimated by the Company.


     The foregoing summary of the anticipated principal federal income tax consequences of the Reorganization under current law is for general information only and does not purport to cover all federal income tax consequences or any tax consequences that may arise under the tax laws of other jurisdictions. The Company has not requested, and its counsel will not be rendering, any opinion with respect to the tax consequences of the Reorganization under the laws of any state, local or foreign government.

                                 CAPITALIZATION


     The following table sets forth the consolidated capitalization of the Company at June 30, 1996, as adjusted to reflect the transactions consummated in connection with the Reorganization (see "Recent Reorganization") and as further adjusted to reflect the sale of the 11,000,000 shares of Class A Common Stock offered hereby and the application of the net proceeds therefrom as described under "Use of Proceeds," assuming a public offering price of $14 per share for the Class A Common Stock and no exercise of the Underwriters' over-allotment option. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the Notes thereto, included elsewhere in this Prospectus.



                                                                       JUNE 30, 1996
                                                 ---------------------------------------------------------
                                                                AS ADJUSTED            AS FURTHER ADJUSTED
                                                 ACTUAL    FOR THE REORGANIZATION       FOR THE OFFERING
                                                 -------   ----------------------      -------------------
                                                                      (IN THOUSANDS)
Notes payable..................................  $12,425          $ 26,396(2)               $   1,525(7)
Notes payable to shareholder and affiliates....      513            50,513(3)                      44(3)
                                                 -------          --------                   --------
          Total notes payable..................   12,938            76,909                      1,569
                                                 -------          --------                   --------
Stockholders' equity (deficit):(1)
  Preferred Stock, par value $.01 per share,
     25,000,000 shares authorized:
       Series B Convertible Preferred Stock;
          510.167 shares issued and
          outstanding; no shares issued and
          outstanding, as adjusted and as
          further adjusted.....................       --                --                         --
  Class A Common Stock, par value $.01 per
     share, 100,000,000 shares authorized; no
     shares issued and outstanding and as
     adjusted; 11,000,000 shares issued and
     outstanding, as further adjusted..........       --                --                        110(8)
  Class B Common Stock, par value $.01 per
     share, 100,000,000 shares authorized;
     11,884,647 shares issued and outstanding;
     17,400,000 shares issued and outstanding,
     as adjusted and as further adjusted.......      119               174(4)                     174
Additional paid-in capital.....................    1,362                --(5)                 142,010(8)
Retained earnings (deficit)....................   34,645           (28,019)(6)                (28,019)
  Unrealized gain on available-for-sale
     securities, net
     of taxes..................................      316               316                        316
                                                 -------          --------                   --------
       Total stockholders' equity (deficit)....   36,442           (27,529)                   114,591
                                                 -------          --------                   --------
          Total capitalization.................  $49,380          $ 49,380                  $ 116,160
                                                 =======          ========                   ========


- ---------------


(1) Reflects a 3,603.63-for-one common stock split, the reclassification of the Company's then existing common stock to Class B Common Stock, the authorization of the Class A Common Stock, a change in the par value of the Preferred Stock from $1.00 per share to $.01 per share, and an increase in the number of authorized shares of Class A Common Stock, Class B Common Stock and Preferred Stock to 100,000,000 shares, 100,000,000 shares and 25,000,000 shares, respectively, effected by an amendment to the Company's Articles on August 8, 1996.



                                         (footnotes continued on following page)

(2) Notes payable prior to Reorganization................................             $ 12,425
     Note payable to former shareholder..................................                8,000
     Note payable to former subsidiary...................................                5,971
                                                                                      --------
     Notes payable after Reorganization..................................             $ 26,396
                                                                                      ========
(3) Notes to affiliates prior to Reorganization..........................             $    513
     Note issued to AOAC.................................................               50,000
                                                                                      --------
     Notes to affiliates after Reorganization............................               50,513
     Payment of AOAC note................................................              (50,000)
     Payment of amounts owed to former subsidiary........................                 (469)
                                                                                      --------
     Notes to affiliates after Offering..................................             $     44
                                                                                      ========
(4) Class B Common Stock prior to conversion of Series B Convertible 8%
      Preferred Stock....................................................             $    119
     Conversion of Series B Convertible 8% Preferred Stock subsequent to
      June 30, 1996......................................................                   55
                                                                                      --------
     Class B Common Stock prior to Reorganization........................             $    174
                                                                                      ========
(5) Additional paid-in-capital prior to Reorganization...................             $  1,362
     Conversion of Series B Convertible 8% Preferred Stock subsequent to
      June 30, 1996......................................................                  (55)
     Distributions to former shareholder and affiliates (see note 6).....               (1,307)
                                                                                      --------
     Additional paid-in capital after Reorganization.....................             $     --
                                                                                      ========
(6) Total distributions in connection with Reorganization................             $(63,971)
     Less amount paid from additional paid-in-capital (see note 5).......                1,307
                                                                                      --------
     Distributions to come from retained earnings........................              (62,664)
     Retained earnings prior to Reorganization...........................               34,645
                                                                                      --------
     Deficit earnings from Reorganization................................             $(28,019)
                                                                                      ========
(7) Post-Reorganization notes payable....................................             $ 26,396
     Banc One Capital Partners II, Ltd...................................              (10,000)
     Hammerman & Gainer noteholders......................................                 (900)
     Note payable to former shareholder..................................               (8,000)
     Note payable to former subsidiary...................................               (5,971)
                                                                                      --------
     Notes payable after Offering........................................             $  1,525
                                                                                      ========
(8) Gross proceeds at $14 per share of Class A Common Stock..............             $154,000
     Underwriting discount...............................................              (10,780)
     Estimated offering expenses.........................................               (1,100)
     Net proceeds to Company.............................................              142,120
                                                                                      --------
     Par value of Class A Common Stock...................................                 (110)
     Additional paid-in-capital after Offering...........................             $142,010
                                                                                      ========

                                    DILUTION


     At June 30, 1996, the pro forma net tangible book value of the Company was a deficit of $27.5 million, or $(1.25) per share of Common Stock. Pro forma net tangible book value is determined by deducting from net tangible book value amounts to be paid in connection with the Reorganization from the proceeds of the Offering. Pro forma net tangible book value per share is determined by dividing the Company's pro forma net tangible book value (total tangible assets less total liabilities) by the total number of shares of Common Stock outstanding, giving effect to the conversion of all outstanding shares of the Company's Series B Cumulative Preferred Stock and the 3,603.63-for-one stock split both of which occurred subsequent to June 30, 1996. After giving effect to the sale of the 11,000,000 shares of Class A Common Stock offered hereby at an assumed public offering price of $14 per share and after deducting the estimated underwriting discounts and commissions and Offering expenses, the adjusted net tangible book value at June 30, 1996 would have been approximately $114.6 million, or $4.03 per share of the Company's Common Stock. This amount represents an immediate increase in net tangible book value of $5.28 per share to the existing shareholders and an immediate dilution in net tangible book value of $9.97 per share to new investors purchasing shares of Class A Common Stock in the Offering. The following table illustrates this dilution on a per share basis:



    Assumed public offering price per share of Class A Common Stock....             $14.00
      Pro forma net tangible book value per share of Common Stock before the Offering(1)........................................  $(1.25)
      Increase per share of Common Stock attributable to new
         investors.....................................................    5.28
                                                                         ------
    Net tangible book value per share of Common Stock after the
      Offering.........................................................               4.03
                                                                                    ------
    Dilution in net tangible book value per share of Class A Common
      Stock to new investors...........................................             $ 9.97
                                                                                    ======


- ---------------

(1) Adjusted to give effect to the Reorganization.


     The following table compares the number of shares of Common Stock acquired from the Company, the total consideration paid and the average consideration per share of Common Stock paid by (i) existing shareholders and (ii) new investors purchasing shares of Class A Common Stock in the Offering, based upon an assumed public offering price of $14 per share.



                                    SHARES PURCHASED          TOTAL CONSIDERATION
                                  ---------------------     -----------------------     AVERAGE PRICE
                                    NUMBER      PERCENT        AMOUNT       PERCENT       PER SHARE
                                  ----------    -------     ------------    -------     -------------
    Existing shareholders.......  17,400,000      61.3%     $  1,481,000       1.0%        $  0.09
    New investors...............  11,000,000      38.7       154,000,000      99.0         $ 14.00
                                  ----------    ------       -----------    ------
              Total.............  28,400,000     100.0%     $155,481,000     100.0%
                                  ==========    ======       ===========    ======


     The foregoing information assumes (i) no exercise of the Underwriters' over-allotment option and (ii) no exercise of outstanding stock options to purchase 600,000 shares of Class A Common Stock granted pursuant to the Stock Incentive Plan. Such stock options have an exercise price of $12.00 per share. To the extent that these stock options are exercised, there would be further dilution per share to new investors. See "Management -- Stock Incentive Plan."

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following table sets forth selected consolidated financial data of the Company as of and for each of the five fiscal years ended December 31, 1995, and as of and for the six months ended June 30, 1995 and 1996. The statements of income and balance sheet data for each of the three fiscal years ended December 31, 1995 have been derived from the Company's consolidated financial statements, which were audited by Ernst & Young LLP, independent certified public accountants. The statements of income and balance sheet data for the years ended December 31, 1991 and 1992 and for the six months ended June 30, 1995 and 1996 are unaudited, but include, in the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of such data. The results for the six months ended June 30, 1996 are not necessarily indicative of the results expected for the entire year. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Consolidated Financial Statements and the Notes thereto and other financial information included elsewhere in this Prospectus.



                                                                                                           SIX MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                        JUNE 30,
                                                  ----------------------------------------------------    ------------------
                                                   1991       1992       1993       1994        1995       1995       1996
                                                  -------    -------    -------    -------    --------    -------    -------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues:
  Premiums earned...............................  $17,599    $28,640    $35,902    $40,461    $ 58,167    $23,134    $30,678
  Service fee income............................      578        800        987      2,468       4,110      1,446      3,605
  Investment income.............................    1,745      1,818      2,146      2,484       4,519      1,842      2,743
  Fees and other from affiliates................      371      1,985      2,154      1,732       2,881      1,004      1,125
                                                  -------    -------    -------    -------     -------    -------    -------
        Total revenues..........................   20,293     33,243     41,189     47,145      69,677     27,426     38,151
Expenses:
  Claims and claim settlement expenses..........   12,136     17,622     20,262     25,250      32,924     13,545     18,356
  Commission and other underwriting expenses....    4,577      5,561      7,555      8,507      13,524      6,101      8,377
  General and administrative....................      570      1,910      2,798      4,406       6,810      2,157      4,093
  Interest......................................      442        642        850        726         845        420        632
  Depreciation and amortization.................        4         93        240        703       1,006        364        758
                                                  -------    -------    -------    -------     -------    -------    -------
        Total expenses..........................   17,729     25,828     31,705     39,592      55,109     22,587     32,216
                                                  -------    -------    -------    -------     -------    -------    -------
Income before federal income taxes..............    2,564      7,415      9,484      7,553      14,568      4,839      5,935
Federal income taxes............................      778      2,375      2,768      2,414       5,234      1,430      1,683
                                                  -------    -------    -------    -------     -------    -------    -------
Net income before cumulative effect of change in
  accounting....................................    1,786      5,040      6,716      5,139       9,334      3,409      4,252
Cumulative effect of change in accounting for
  income taxes..................................      334         --         --         --          --         --         --
                                                  -------    -------    -------    -------     -------    -------    -------
        Net income..............................  $ 2,120    $ 5,040    $ 6,716    $ 5,139    $  9,334    $ 3,409    $ 4,252
                                                  =======    =======    =======    =======     =======    =======    =======
        Pro forma net income per share..........                                              $   0.42               $  0.19
                                                                                               =======               =======
Pro forma weighted average shares outstanding...                                                22,061                22,061
Loss Ratio......................................     69.0%      61.5%      56.4%      62.4%       56.6%      58.6%      59.8%



                                                                             DECEMBER 31,
                                                         ----------------------------------------------------    JUNE 30,
                                                          1991       1992       1993       1994        1995        1996
                                                         -------    -------    -------    -------    --------    ---------
                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and investments...................................  $24,910    $35,249    $45,293    $56,260    $ 81,693    $ 90,582
Total assets...........................................   35,402     53,178     71,972     88,091     120,440     133,905
Reserves for claims and claim settlement expenses......   19,884     26,038     34,421     40,939      55,427      62,345
Notes payable..........................................        0      2,787      3,288      7,479       8,232      12,425
Stockholders' equity...................................    4,289      9,260     17,397     22,476      32,138      36,442

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company provides managed care workers' compensation products and services designed to lower the overall costs to its employer-clients of providing workers' compensation benefits to their employees. Since it began operations in 1986, the Company has focused on providing its managed results services to employers whose employees are engaged in hazardous occupations, primarily in the logging industry. Beginning in 1994, the Company began expanding its client base by targeting employers in other hazardous occupation industries, including general contracting, trucking, and oil and gas exploration.


     In the southeastern United States, where the Company's existing logging clients are concentrated, trees are harvested primarily for pulp and paper products, for both domestic use and for export. The Company believes that demand for these paper products produces a more stable market for the timber generally produced in this region of the country as compared to regions that harvest trees to supply lumber for the construction industry. Although supply and demand imbalances have occurred from time to time, the Company believes that the market for these paper products, and as a result the demand for its workers' compensation products and services, has experienced modest growth over the past three years. Because the Company expects continued demand for these paper products, and because reforestation coupled with a relatively short growth cycle for timber in this region make raw materials readily available, the Company believes that the market for its workers' compensation services directed at the logging industry will continue to experience growth over the foreseeable future.


     The Company's revenues consist primarily of premiums earned from workers' compensation coverage, service fee income and investment income. Premiums earned during a period are the direct premiums earned by the Company on in-force policies, net of premiums ceded to reinsurers. Premiums earned primarily represent workers' compensation products, although the Company has historically provided other insurance products, including general liability and automobile coverage. Service fee income represents fees the Company earns for providing claims management and other services to self-insured businesses, other insurance companies, trade associations and governmental entities. Net investment income represents net earnings on the Company's investment portfolio, less investment expenses. Fees and other from affiliates represent various administrative and management services provided to affiliates for a fee.

     The Company's expenses consist primarily of claims and claim settlement expenses, commissions and other underwriting expenses and general and administrative expenses. Claims and claim settlement expenses include (i) payments and reserves for current and future medical care and rehabilitation costs, (ii) indemnity payments for lost wages and third-party claim settlement expenses such as independent medical examinations, surveillance costs and legal expenses, and (iii) staff and related expenses incurred to administer and settle claims. Certain claims and claim settlement expenses paid are offset by estimated recoveries from reinsurers under specific excess of loss reinsurance agreements. Commissions and other underwriting expenses consist of agencies' commissions, state premium taxes, fees and other expenses directly related to the production of premiums. General and administrative expenses include the costs of providing executive, administrative and support services.

     The following table identifies the markets in which the Company's premiums were earned and the percentage of the gross premiums earned in those markets to total gross premiums earned for the periods indicated.



                                                                                                     SIX MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                                JUNE 30,
                                    ----------------------------------------------------     ---------------------------------
                                         1993               1994               1995               1995               1996
                                    --------------     --------------     --------------     --------------     --------------
                                                                      (DOLLARS IN THOUSANDS)
Premiums earned:
  Workers' compensation:
    Logging related.............    $39,026     89%    $38,482     80%    $39,828     60%    $17,791     63%    $16,466     48%
    Other industries............        297      1       2,332      5      21,381     32       7,270     26      15,942     46
  Other insurance products......      4,672     10       7,448     15       5,623      8       3,264     11       2,126      6
                                    -------    ---     -------    ---     -------    ---     -------    ---     -------    ---
  Gross premiums earned.........     43,995    100%     48,262    100%     66,832    100%     28,325    100%     34,534    100%
                                               ===                ===                ===                ===                ===
  Ceded reinsurance.............     (8,093)            (7,801)            (8,665)            (5,191)            (3,856)
                                    -------            -------            -------            -------            -------
Total premiums earned, net......    $35,902            $40,461            $58,167            $23,134            $30,678
                                    =======            =======            =======            =======            =======



     The following table sets forth, on a statutory accounting basis, the loss ratio, expense ratio, dividend ratio and combined ratio for the Company for each of the last three years and the workers' compensation industry for 1993 and 1994.



                      LOSS RATIO              EXPENSE RATIO           DIVIDEND RATIO          COMBINED RATIO(1)
               ------------------------   ---------------------   -----------------------   ---------------------
               COMPANY(2)   INDUSTRY(3)   COMPANY   INDUSTRY(3)   COMPANY     INDUSTRY(3)   COMPANY   INDUSTRY(3)
               ----------   -----------   -------   -----------   -------     -----------   -------   -----------
1993.........     57.8%         84.0%       25.0%       20.4%       0.0%(4)       4.7%        82.9%      109.1%
1994.........     63.7          73.4        25.0        21.7        0.3           6.3         88.9       101.4%
1995.........     57.6           N/A        27.3         N/A        0.2           N/A         85.1         N/A


- ---------------


(1) A combined ratio in excess of 100 indicates that the sum of claims and claim settlement expenses, underwriting expenses and policyholder dividends exceeded the net premium earned.



(2) The Company's Loss Ratios shown in the tables under the captions "Prospectus Summary -- Summary Consolidated Financial Information" and "Selected Consolidated Financial Data" were derived from the Company's financial statements prepared on the basis of generally accepted accounting principles and, as a result, differ from the Loss Ratios shown in the table above.



(3) Source: A.M. Best. Industry data not available for 1995. The industry ratios are computed by A.M. Best from publicly available statutory statements filed by insurance carriers with regulatory authorities.



(4) Less than 0.1%.


RESULTS OF OPERATIONS

     The following table sets forth income statement information expressed as a percentage of total revenues for the periods indicated.


                                                                                     SIX MONTHS
                                                   YEAR ENDED DECEMBER 31,         ENDED JUNE 30,
                                                 ---------------------------      ----------------
                                                 1993       1994       1995       1995       1996
                                                 -----      -----      -----      -----      -----
Revenues:
  Premiums earned..............................   87.2%      85.8%      83.5%      84.4%      80.4%
  Service fee income...........................    2.4        5.2        5.9        5.3        9.4
  Investment income............................    5.2        5.3        6.5        6.7        7.2
  Fees and other from affiliates...............    5.2        3.7        4.1        3.6        3.0
                                                 -----      -----      -----      -----      -----
Total revenues.................................  100.0      100.0      100.0      100.0      100.0
Expenses:
  Claims and claim settlement expenses.........   49.2       53.6       47.3       49.4       48.1
  Commissions and other underwriting
     expenses..................................   18.3       18.0       19.4       22.3       21.9
  General and administrative...................    6.8        9.4        9.8        7.9       10.7
  Interest.....................................    2.1        1.5        1.2        1.5        1.7
  Depreciation and amortization................    0.6        1.5        1.4        1.3        2.0
                                                 -----      -----      -----      -----      -----
Total expenses.................................   77.0       84.0       79.1       82.4       84.4
                                                 -----      -----      -----      -----      -----
Income before federal income taxes.............   23.0       16.0       20.9       17.6       15.6
Federal income taxes...........................    6.7        5.1        7.5        5.2        4.4
                                                 -----      -----      -----      -----      -----
Net income.....................................   16.3%      10.9%      13.4%      12.4%      11.2%
                                                 =====      =====      =====      =====      =====

Six Months Ended June 30, 1996 Compared To Six Months Ended June 30, 1995



     Total Revenue. Total revenue increased from $27.4 million for the six months ended June 30, 1995 to $38.2 million for the six months ended June 30, 1996, an increase of approximately 39.4%. Net premiums earned increased from $23.1 million for the six months ended June 30, 1995 to $30.7 million for the six months ended June 30, 1996. This $7.6 million increase was due to an increase of $8.2 million in net workers' compensation premiums earned from other industries, partially offset by a decrease of $769,000 in net premiums earned from other insurance products, primarily automobile coverage. The Company discontinued writing automobile policies effective September 30, 1996. Service fee income increased approximately $2.2 million in the 1996 period compared to the 1995 period. This increase was primarily due to the acquisition of Hammerman & Gainer, Inc. ("H&G") on September 1, 1995, which contributed $2.0 million to service fee income in the six months ended June 30, 1996. Investment income increased by approximately $901,000 in the 1996 period compared to the 1995 period, primarily due to an increase in invested assets from $66.2 million at June 30, 1995 to $90.6 million at June 30, 1996. Fees and other from affiliates remained essentially unchanged.



     Claims and Claim Settlement Expenses. Claims and claim settlement expenses increased from $13.5 million for the six months ended June 30, 1995 to $18.4 million for the six months ended June 30, 1996, an increase of approximately 36.3%. This increase was commensurate with the increase in premiums earned. The loss ratios for these six month periods were higher than the loss ratio for the year ended December 31, 1995 due to seasonality. Claims are more frequently incurred in the first six months of the year as a result of lower activity in the logging industry during which period workers have historically reported claims more frequently. See "-- Seasonality."



     Commissions and Other Underwriting Expenses. Commissions and other underwriting expenses increased from $6.1 million for the six months ended June 30, 1995 to $8.4 million for the six months ended June 30, 1996, an increase of approximately 37.7%. This increase is commensurate with the increase in premiums earned. Commissions and other underwriting expenses as a percentage of premiums earned were 26.4% and 27.3% for the 1995 and 1996 periods, respectively.



     Other Expenses. General and administrative expenses increased from $2.2 million for the six months ended June 30, 1995 to $4.1 million for the six months ended June 30, 1996, an increase of 86.4%. This increase was primarily due to the acquisition of H&G on September 1, 1995 which added approximately $1.8 million in the six months ended June 30, 1996. Depreciation and amortization increased by approximately $394,000 in the 1996 period compared to the 1995 period due to an increase in depreciable assets, primarily furniture, equipment and automobiles. Interest expense increased by approximately $212,000 in the 1996 period compared to the 1995 period due to increases in both total borrowings and the weighted average cost of funds.



     Federal Income Taxes. Federal income taxes increased from $1.4 million for the six months ended June 30, 1995 to $1.7 million for the six months ended June 30, 1996, an increase of 21.4%. This increase is commensurate with the increase in income before federal income taxes. The effective federal income tax rate was 29.6% and 28.4% for the 1995 and 1996 periods, respectively.


Year Ended December 31, 1995 Compared To Year Ended December 31, 1994


     Total Revenue. Total revenue increased from $47.1 million for the year ended December 31, 1994 to $69.7 million for the year ended December 31, 1995, an increase of approximately 48.0%. Net premiums earned increased from $40.5 million for the year ended December 31, 1994 to $58.2 million for the year ended December 31, 1995. This increase of $17.7 million was due to an increase of $16.7 million in net workers' compensation premiums earned from other industries and a $2.7 million increase in net logging-related workers' compensation premiums, partially offset by a decrease of $1.7 million in net premiums earned from other insurance products, primarily automobile coverage. Service fee income increased approximately $1.6 million from 1994 to 1995 primarily as a result of the acquisition of H&G on September 1, 1995. Investment income increased approximately $2.0 million, or 81.9%, in 1995 as a result of an increase in invested assets. Invested assets, including cash, increased by approximately $25.4 million in the 1995 period compared to the 1994 period. Fees and other from affiliates increased by approximately $1.1 million in the 1995 period compared to the 1994 period, primarily as a result of a $1.0 million dividend which was received from an affiliated entity during 1995. There were no such dividends received in 1994 or 1993. The stock of this affiliate was distributed to shareholders immediately prior to the Offering as part of the Reorganization. See "Recent Reorganization."


     Claims and Claim Settlement Expenses. Claims and claim settlement expenses increased from $25.3 million for the year ended December 31, 1994 to $32.9 million for the year ended December 31, 1995, an increase of approximately 30.0%. However, the loss ratio (i.e., the ratio of claims and claim settlement expenses to premiums earned) decreased from 62.4% in 1994 to 56.6% in 1995. The improvement in the loss ratio resulted primarily from settling claims related to losses from prior periods for amounts less than originally estimated.

     Commissions and Other Underwriting Expenses. Commissions and other underwriting expenses increased from $8.5 million for the year ended December 31, 1994 to $13.5 million for the year ended December 31, 1995, an increase of approximately 58.8%, primarily due to increases in premiums earned. Commissions and other underwriting expenses as a percentage of insurance premiums earned increased from 21.0% in 1994 to 23.3% in 1995 as the result of the Company's use of independent agents to produce workers' compensation premiums in industries outside the logging industry.

     Other Expenses. General and administrative expenses increased from $4.4 million for the year ended December 31, 1994 to $6.8 million for the year ended December 31, 1995, an increase of approximately 54.5%. This increase was primarily due to the acquisition of H&G on September 1, 1995 (which added approximately $1.1 million in 1995) and the build-up of staff and facilities. Depreciation and amortization increased by approximately $303,000 in the 1995 period compared to the 1994 period due to an increase in depreciable assets, primarily furniture, equipment and automobiles. Interest expense increased $119,000, or 16.4%, during 1995 due to increases in both total borrowings and the weighted average cost of funds.


     Federal Income Taxes. Federal income taxes increased from $2.4 million for the year ended December 31, 1994 to $5.2 million for the year ended December 31, 1995, an increase of approximately 116.7%. This increase is primarily attributable to the increase in income before federal income taxes of 92.9% from the 1994 period to the 1995 period. The remainder of the increase is due to the Company's establishment in the third quarter of 1995 of a $700,000 provision for interest (net of applicable tax benefit) on the payment of taxes which may be required to resolve matters raised in an examination of the Company's 1992 consolidated tax return by the Internal Revenue Service. See Note 4 of the Notes to the Consolidated Financial Statements. This provision increased the effective federal income tax rate to the Company from 31.1% to 35.9% for the year ended December 31, 1995. The effective income tax rate without regard to the provision for interest is comparable to the effective federal income tax rates for 1993 and 1994.



Year Ended December 31, 1994 Compared To Year Ended December 31, 1993



     Total Revenue. Total revenue increased from $41.2 million for the year ended December 31, 1993 to $47.1 million for the year ended December 31, 1994, an increase of approximately 14.3%. Net premiums earned increased from $35.9 million for the year ended December 31, 1993 to $40.5 million for the year ended December 31, 1994. This increase of $4.6 million was primarily attributable to an increase in net premiums earned on other insurance products, primarily automobile coverage of $2.8 million and an increase in net workers' compensation premiums earned from other industries of $1.5 million. Service fee income increased approximately $1.5 million in the 1994 period compared to the 1993 period, primarily from expansion of the range of services offered to include claim settlement services. Fees and other from affiliates decreased from $2.2 million to $1.7 million or as a percentage of revenue from 5.2% in 1993 to 3.7% in 1994.



     Claims and Claim Settlement Expenses. Claims and claim settlement expenses increased from $20.3 million for the year ended December 31, 1993 to $25.3 million for the year ended December 31, 1994, an increase of approximately 24.6%. This increase was greater than the 12.7% increase in net premiums earned, primarily due to losses outside the Company's core workers' compensation products. Losses from automobile coverage increased $3.4 million, from $1.2 million to $4.6 million, on increased premiums earned of $1.9 million to $5.0 million for the 1993 and 1994 periods, respectively.

     Commissions and Other Underwriting Expenses. Commissions and other underwriting expenses increased from $7.6 million for the year ended December 31, 1993 to $8.5 million for the year ended December 31, 1994, an increase of approximately 11.8%. The increase in commissions and other underwriting expenses was commensurate with the increase in premiums earned. Commissions and other underwriting expenses as a percentage of premiums earned was 21.0% for each of the years ended December 31, 1993 and 1994.

     Other Expenses. General and administrative expenses increased from $2.8 million for the year ended December 31, 1993 to $4.4 million for the year ended December 31, 1994, an increase of approximately 57.1%. This was primarily due to the expansion of the range of services offered to include claim settlement services. Depreciation and amortization increased by approximately $463,000 in the 1994 period compared to the 1993 period due to an increase in depreciable assets, primarily furniture, equipment and automobiles. Interest expense decreased $124,000, or 14.6%, during 1994 because the Company refinanced its debt at a lower average interest rate.


     Federal Income Taxes. Federal income taxes decreased from $2.8 million for the year ended December 31, 1993 to $2.4 million for the year ended December 31, 1994, a decrease of approximately 14.3%. This decrease was commensurate with the decrease in income before federal income taxes. The effective federal income tax rate was 29.2% and 32.0% for the 1993 and 1994 periods, respectively.


RESERVES FOR CLAIMS AND CLAIM SETTLEMENT EXPENSE

     The Company's consolidated financial statements include estimated reserves for unpaid claims and claim settlement expenses. The reserves for these expenses are estimated using individual case-basis valuations and statistical analyses and represent estimates of the ultimate gross and net costs of all unpaid claims and claim settlement expenses incurred through the balance sheet date of each period presented. Those estimates are subject to the effects of trends in claim severity and frequency. The Company's estimates are continually reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Adjustments, including increases and decreases, are included in current operations net of reinsurance, and in the estimate of reserves for insured events of prior periods.

     The following table shows changes in historical claims and claim settlement expense reserves, net of reinsurance recoverables, for the Company from 1986 through 1995. The top line of the table indicates the estimated reserves for unpaid claims and claim settlement expenses recorded at each year end date. Each amount in the top line represents the estimated amount of claims and claim settlement expenses for the claims incurred in that year as well as future payments on claims occurring in prior years. The upper portion (net reserve re-estimated) shows the year-by-year development of the previously recorded reserves based on experience as of the end of each succeeding year. The estimates change as more information becomes known about the actual claims on which the initial reserves were carried. Any adjustments to the carrying value of unpaid claims for a prior year will also be reflected in the adjustments for each subsequent year. For example, an adjustment in 1995 for 1993 loss reserves will be reflected in the re-estimated net reserve for 1993 and 1994. The net cumulative redundancy (deficiency) line represents the cumulative changes in estimates since the initial reserves were established. It is equal to the difference between the initial reserve and the latest re-estimated net reserve amount. The lower portion of the table (cumulative amount of reserve paid) presents the amounts paid as of the end of subsequent years on those claims for which reserves were carried as of the end of each specific year.

                                                                           DECEMBER 31,
                                 ------------------------------------------------------------------------------------------------
                                  1986     1987      1988      1989      1990      1991      1992      1993      1994      1995
                                 ------   -------   -------   -------   -------   -------   -------   -------   -------   -------
                                                                          (IN THOUSANDS)
Reserve for Unpaid Claims and
  Claim Settlement Expenses, Net
  of Reinsurance Recoverables... $1,387   $ 4,491   $ 7,262   $10,318   $12,872   $14,741   $19,772   $24,882   $31,242   $43,304
Net Reserve Re-estimated as of:
  One Year Later................  1,423     4,738     7,534    10,010    11,273    13,568    17,861    23,495    28,092
  Two Years Later...............  1,363     4,915     7,961     9,712    11,844    13,820    16,984    21,805
  Three Years Later.............  1,400     5,156     8,035     9,815    12,228    12,606    14,928
  Four Years Later..............  1,392     5,238     8,439     9,648    12,011    12,410
  Five Years Later..............  1,390     5,630     8,307     9,477    11,817
  Six Years Later...............  1,389     5,609     8,403     9,453
  Seven Years Later.............  1,388     5,616     8,365
  Eight Years Later.............  1,387     5,521
  Nine Years Later..............  1,357
Net Cumulative Redundancy
  (Deficiency).................. $   30   $(1,030)  $(1,103)  $   865   $ 1,055   $ 2,331   $ 4,844   $ 3,077   $ 3,150
Cumulative Amount of Reserve
  Paid, Net of Reinsurance
  Recoveries, Through:
    One Year Later.............. $  677   $ 2,927   $ 3,879   $ 5,664   $ 5,857   $ 6,961   $ 7,757   $11,095   $10,643
    Two Years Later.............  1,142     3,481     6,308     7,760     9,234     9,833    11,290    14,729
    Three Years Later...........  1,369     4,665     7,185     8,668    10,256    11,033    12,502
    Four Years Later............  1,390     4,989     7,726     8,889    10,919    11,570
    Five Years Later............  1,390     5,282     7,916     9,119    11,239
    Six Years Later.............  1,389     5,395     8,078     9,201
    Seven Years Later...........  1,388     5,432     8,147
    Eight Years Later...........  1,387     5,455
    Nine Years Later............  1,357
Net Reserve at December 31......                                                                      $24,882   $31,242   $43,304
Reinsurance Recoverables........                                                                        9,539     9,697    12,123
                                                                                                      -------   -------   -------
Gross Reserve at December 31....                                                                      $34,421   $40,939   $55,427
                                                                                                      =======   =======   =======
Net Re-estimated Reserve........                                                                      $21,805   $28,092
Re-estimated Reinsurance
  Recoverables..................                                                                       10,614    10,197
                                                                                                      -------   -------
Gross Re-estimated Reserve......                                                                      $32,419   $38,289
                                                                                                      =======   =======
Gross Cumulative Redundancy.....                                                                      $ 2,002   $ 2,650
                                                                                                      =======   =======

     The foregoing table indicates that reserves for claims and claim settlement expenses, net of related reinsurance recoverables, at December 31, 1989 through 1994 were decreased from their original amounts. These decreases resulted primarily from settling claims related to losses prior to those dates for amounts less than originally estimated. Most of the favorable development has resulted from the Company's managed results approach and claims management process.

     The following table provides a reconciliation of the beginning and ending reserve balances, net of reinsurance recoverables for 1993, 1994 and 1995:


                                                               YEAR ENDED DECEMBER 31,
                                                           --------------------------------
                                                             1993        1994        1995
                                                           --------    --------    --------
                                                                    (IN THOUSANDS)
    Reserve for claims and claim settlement expenses, net
      of related reinsurance recoverables, at beginning
      of year............................................  $ 19,772    $ 24,882    $ 31,242
    Add:
      Provision for claims and claim settlement expenses
         for claims occurring in the current year, net
         of reinsurance..................................    22,173      26,637      36,074
      Decrease in estimated claims and claim settlement
         expenses for claims occurring in prior years,
         net of reinsurance..............................    (1,911)     (1,387)     (3,150)
                                                           --------    --------    --------
      Incurred claims and claim settlement expenses
         during the current year, net of reinsurance.....    20,262      25,250      32,924
    Deduct claims and claim settlement expenses payments
      for claims, net of reinsurance, occurring during:
         Current year....................................    (7,395)     (7,795)    (10,219)
         Prior years.....................................    (7,757)    (11,095)    (10,643)
                                                           --------    --------    --------
                                                            (15,152)    (18,890)    (20,862)
                                                           --------    --------    --------
    Reserve for claims and claim settlement expenses, net
      of related reinsurance recoverables, at end of
      year...............................................    24,882      31,242      43,304
    Recoverable ceded reserves for unpaid claims and
      claim settlement expenses..........................     9,539       9,697      12,123
                                                           --------    --------    --------
    Reserves for claims and claim settlement expenses....  $ 34,421    $ 40,939    $ 55,427
                                                           ========    ========    ========


     The Company's reserves for claims and claim settlement expenses, net of related reinsurance recoverables, at December 31, 1992, 1993 and 1994, were decreased in 1993, 1994 and 1995, by $1,911,000, $1,387,000 and $3,150,000,
respectively, for claims that had occurred on or prior to those balance sheet dates. The decreases were due to settling case-basis liabilities related to claims in those periods for less than originally estimated. Most of the favorable development has resulted from the Company's managed results approach and claims management process. No return premiums are due as a result of prior-year effects.

     The Company continually attempts to improve its claims estimation process by refining its ability to analyze claims development and settlement patterns, claims payments and other information. However, there are uncertainties inherent in the claims estimation process and claims estimates have become increasingly subject to changes in social and legal trends that may expand the liability of insurers, establish new liabilities and interpret contracts to provide unanticipated coverage long after the related policies were written. In management's judgment, information currently available has been appropriately considered in estimating the Company's claims and claim settlement expense reserves. However, there can be no assurance that future events will not cause incurred claims to exceed estimated reserves. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on the above reserve tables.

     Loss reserve development without the effects of reinsurance would not be significantly different than that presented above.

LIQUIDITY AND CAPITAL RESOURCES


     The Company's operations historically have provided substantial positive cash flow. Net cash provided by operating activities was $10.2 million, $13.0 million and $29.1 million in 1993, 1994 and 1995, respectively, and $11.1 million and $7.6 million for the six months ended June 30, 1995 and 1996, respectively. Net cash provided by operations primarily consists of premiums collected, investment income, service fee income and reinsurance recoverable balances collected, less claims and claim settlement expenses paid, premiums paid for reinsurance protection and operating expenses. Generally, premiums are collected months or years before claims are paid. Premiums are used first to pay current claims and expenses. The balance, if any, is invested in marketable securities to generate investment income.


     Cash flow from operating activities was $29.1 million for the year ended December 31, 1995. Cash flow from operating activities during this period was principally affected by net income, which increased by approximately $4.2 million, and changes in reserves for claims and claim settlement expenses, which increased by $7.8 million in 1995 compared to 1994. The increase in reserves for claims and claim settlement expenses represents the recognition of expenses for which cash payment has not yet been made. Cash flow from operating activities for the six months ended June 30, 1996 was $7.6 million. The increase in reserves in the 1996 period for claims and claim settlement expenses was approximately $1.2 million greater than the increase in the six months ended June 30, 1995. However, cash flow from operating activities decreased by approximately $4.6 million in the six months ended June 30, 1996 as a result of the payment of expenses accrued in 1995 and the prepayment of certain other expenses.



     The Company follows an investment strategy which is based on many factors, including underwriting results and the Company's resulting tax position, fluctuations in interest rates and regulatory requirements. The majority of the Company's investment assets are in fixed maturity securities. The following table shows the quality composition of the Company's investment portfolio (percentages determined on the basis of amortized cost) by rating, as assigned by Standard & Poor's, Inc. or Moody's Investor's Services, Inc. at June 30, 1996.



                                  S&P RATING/                       PORTFOLIO
                                 MOODY'S RATING                     PERCENTAGE
                ------------------------------------------------    ----------
                AAA/Aaa.........................................       90.7%
                AA/Aa...........................................        6.5%
                A/A.............................................        2.5%
                Less than A/A...................................        0.3%



     The Company historically has held its investments in these securities to maturity. Management of the Company believes substantially all of the Company's investment assets are readily marketable. However, because of the Company's strategy of generally holding fixed maturity securities to maturity, the Company has classified the majority of these securities as held-to-maturity for financial accounting purposes. See Note 1 of the Notes to Consolidated Financial Statements. Management currently intends to classify a portion of fixed maturity securities purchased with the proceeds from the Offering as available-for-sale. Cash proceeds from the sales and maturities of fixed income securities in 1995 were $10.2 million compared to $12.1 million in 1994, and $4.4 million in 1993 and $9.2 million for the six months ended June 30, 1996. The Company purchased approximately $14.6 million, $30.3 million and $30.6 million in fixed maturity and equity securities in 1993, 1994 and 1995, respectively, and $7.8 million and $12.6 million in fixed maturity and equity securities in the six months ended June 30, 1995 and 1996, respectively. The purchase of securities, partially offset by the sale or maturity of securities, was the primary factor contributing to net use of cash in investing activities of $9.5 million, $22.2 million and $23.3 million in 1993, 1994 and 1995, respectively, and $6.4 million and $5.9 million in the six months ended June 30, 1995 and 1996, respectively. These net purchases were consistent with the Company's practice of investing the balance of cash provided by operations in marketable securities to generate investment income.



     Aggregate invested assets, including cash, were $56.3 million and $81.7 million at December 31, 1994 and 1995, respectively, and $90.6 million at June 30, 1996. The increases were primarily due to the investment of cash provided by operating activities.



     The Company has historically relied on private debt and equity financing to support its growth. In 1993, the Company borrowed approximately $1.1 million from an unaffiliated bank for the purchase of an aircraft. These borrowings, and borrowings from prior years, were reduced by aggregate cash payments of approxi-mately $1.2 million resulting in net cash used in financing activities of $26,000. Notes payable to shareholders and affiliates were also reduced in 1993 by the exchange of a $1.5 million note payable to a shareholder for shares of the Company's redeemable cumulative preferred stock. In 1994, the Company borrowed $6.0 million from an unaffiliated bank to repay outstanding notes payable to affiliates and non-affiliates and to repay bank debt of $1.9 million. Additionally, approximately $2.7 million was borrowed from an affiliate to repay outstanding notes payable to other affiliates and to finance the acquisition of equipment and general corporate purposes. These borrowings and repayments resulted in net cash provided by financing activities of $2.9 million in 1994. In 1995, the Company borrowed approximately $1.5 million from an unaffiliated financial institution and approximately $528,000 from affiliates for general corporate purposes, including to purchase automobiles for approximately $855,000. These borrowings were partially offset by principal repayments to affiliates and non-affiliates to result in net cash used in financing activities of $916,000 in 1995. In the first six months of 1996, the Company borrowed approximately $10.0 million from an unaffiliated financial institution to repay outstanding debt of $6.1 million to an unaffiliated bank and outstanding borrowings from affiliates and non-affiliates, to purchase property and equipment and for general corporate purposes. Net cash provided by financing activities was approximately $2.8 million in the six months ended June 30, 1996.


     The Company's principal need for capital is to fund growth of its core managed results workers' compensation business. The Company is restricted by statute in the amount of net premiums it can write on the basis of certain leverage guidelines established by insurance regulators. Exceeding these factors limits a company's ability to generate premium income. A common measurement of leverage is the ratio of net premiums written to statutory surplus. American Interstate's leverage factors are within the maximum factors specified by the states in which it operates. However, private rating agencies generally have stricter leverage standards, and management believes the Company must stay well within these industry leverage guidelines to maintain its favorable ratings from these agencies. Additionally, beginning in 1994, the Company was required to calculate the Risk-Based Capital (RBC) ratio for each of its insurance subsidiaries, which measures the adequacy of statutory capital and surplus in relation to investment and insurance risks and other business factors. The RBC formula is used by state insurance regulators to identify, for the purpose of initiating regulatory action, insurance companies that potentially are inadequately capitalized. The RBC ratio of each of the Company's insurance subsidiaries exceeds the minimum required ratio. The National Association of Insurance Commissioners has proposed a new Model Investment Law that, if adopted by the State of Louisiana (American Interstate's state of domicile), may affect the statutory carrying values of certain investments; however, the final outcome of that proposal is not certain, nor is it possible to predict what impact the proposal will have on the Company or whether the proposal will be adopted in the foreseeable future. The Company intends to use a portion of the net proceeds from the Offering to expand its insurance business into additional markets and, if necessary, to increase the capital and surplus of its insurance subsidiaries to remain in compliance with regulatory requirements.

     The Company is a holding company and, accordingly, the primary source of the Company's liquidity will be from dividends and management fees paid by one of its subsidiaries, American Interstate. The Company provides management services to American Interstate in exchange for these management fees. Additionally, American Interstate and its insurance subsidiary are limited by statute in their ability to pay dividends and fees to the Company. See Note 8 of the Notes to Consolidated Financial Statements and "Risk Factors -- Holding Company Structure." Additionally, management currently expects to invest a portion of the Offering proceeds in marketable securities, using the income to provide liquidity.


     AMERISAFE has historically received fees from various affiliated entities for the costs of providing certain executive, administrative and support services to those affiliates. Fees received from affiliated entities were $2.2 million, $1.7 million and $2.9 million in 1993, 1994 and 1995, respectively, and $1.1 million for the six months ended June 30, 1996. The Company expects to continue to provide a certain level of these services to certain of these affiliates and will enter into annually renewable agreements with such affiliates. However, management expects the level of fees and other revenues received from affiliates to decline following the Offering. See "Certain Transactions and Relationships -- Services Agreement," and "-- Aircraft Agreement."

IMPACT OF INFLATION

     Inflation can have a significant impact on the Company because premium rates are established before the amount of claims and claim settlement expenses is known. The Company attempts to anticipate increases in inflation when establishing rates, subject to limitations imposed by competitive pricing.

     The Company also considers inflation when estimating liabilities for claims and claim settlement expenses, particularly for claims having a long period between occurrence and settlement. The liabilities for claims and claim settlement expenses are management's estimates of the ultimate net cost of the underlying claims and expenses and are not discounted for the time value of money. In times of high inflation, the normally higher yields on investments may partially offset potentially higher claims and expenses.

SEASONALITY


     The Company's operations are affected by general trends and business cycles affecting the logging industry. Generally, the Company experiences higher premium volume in the late summer and early fall when dryer weather allows the harvesting and processing of trees and higher claims volume in the winter and spring when inclement weather prevents the harvesting of trees and workers in the logging industry have historically reported claims more frequently. During periods of low activity, employees work reduced hours or are laid off. Most states allow a worker one to two years to report a workers' compensation injury. The Company believes that, in slow times, a worker may report an injury that occurred earlier. This allows the worker to receive indemnity payments from his employer's workers' compensation provider when he is not otherwise earning wages, or is earning less than full wages, from his employer. The Company believes that these "late reported" claims generally involve less serious injuries and continues to believe that prompt reporting of injuries affects the ultimate cost of claims by allowing the Company to apply its personal claims management practices.


EFFECTS OF OFFERING AND RELATED TRANSACTIONS


     The Company will receive net proceeds of approximately $142.1 million from the Offering (approximately $163.6 million if the Underwriters' over-allotment option is exercised in full). Approximately $75.3 million will be used for the repayment of indebtedness, including the indebtedness incurred in connection with the Reorganization. See "Use of Proceeds" and "Recent Reorganization."

                                    BUSINESS

OVERVIEW

     AMERISAFE provides managed care workers' compensation products and services primarily to employers in hazardous occupation industries. The Company offers its client-employers a fully integrated program designed to lower the overall cost of workers' compensation claims by: (i) implementing and applying workplace safety programs designed to prevent occupational injuries, (ii) providing immediate, efficient and appropriate managed medical care to injured workers, and (iii) using intensive personal claims management practices to guide and encourage injured workers through the recovery and rehabilitation process with the primary goal of returning the injured worker to work as promptly as practicable. The Company integrates proactive safety services with intensive claims management practices and quality managed medical care to produce "managed results." The Company's managed results approach focuses on creating and maintaining direct personal relationships with employers, employees and health care providers in order to design and promote services which are intended to produce lower overall occupational injury costs. The Company designates service teams for each client in order to foster personal relationships, provide continuity of service and to implement specific solutions for individual client workers' compensation needs.

     Since it began operations in 1986, the Company has focused on providing its managed results products and services to employers whose employees are engaged in hazardous occupations, primarily the logging industry. Beginning in 1994, the Company began expanding its client base by targeting employers in other hazardous occupation industries, including general contracting, trucking, and oil and gas exploration. The Company believes that the high severity injuries typically suffered by employees engaged in hazardous occupations and the resulting high cost typically incurred by employers in providing the mandatory workers' compensation coverage for such employees provide the greatest opportunity to lower costs by applying the Company's managed results approach. By focusing on developing and implementing client-specific workplace safety techniques and intensive claims management, the Company believes that substantial cost savings can be achieved when compared to the traditional workers' compensation approach to hazardous occupation industries. By reducing the overall cost of providing workers' compensation coverage to its employer-clients, the Company believes its managed results approach permits it to price its products and services competitively.


     From 1991 through 1995, the Company has increased its revenues from $20.3 million to $69.7 million, or a compound annual growth rate of 36.1%. In this same period, the Company's net income (before cumulative effect of accounting change) increased from $1.8 million to $9.3 million, or a compound annual growth rate of 50.8%. There can be no assurance that these growth rates will continue. As of June 30, 1996, the Company was licensed to provide workers' compensation coverage and services in 25 states and the U.S. Virgin Islands and provided its products and services to approximately 2,900 employers in 18 states, primarily in the southeastern United States. See "-- Clients." As of that date, more than two-thirds of AMERISAFE's employer-clients were involved in hazardous occupation industries.


INDUSTRY


     Workers' compensation benefits are state-mandated and regulated programs, which generally require employers to provide medical benefits and wage replacement to employees injured at work, regardless of fault. In the event an employee suffers a work-related injury, the employee's workers' compensation coverage will pay the medical benefits associated with such injury, regardless of whether the injured employee participates in any other health or medical benefits program. Each individual state has a regulatory and adjudicatory system which quantifies the level of wage replacement to be paid, determines the level of medical care required to be provided and the cost of permanent impairment, and provides whether the injured employee or the employer has certain options in selecting health care providers. State laws generally require two types of benefits for injured employees: (i) medical benefits that include expenses related to diagnosis and treatment of the injury, as well as rehabilitation, if necessary, and (ii) indemnity payments that consist of temporary wage replacement, permanent disability payments or death benefits to surviving family members. Based on an industry report as well as the Company's claims experience, the Company believes that medical benefits presently account for approximately 40% to 50% of all workers' compensation benefits paid, with the remainder paid for lost wages and death benefits. To fulfill this mandated financial obligation, virtually all employers are required either to purchase workers' compensation insurance from a private insurance carrier, a state-sanctioned assigned risk pool or a self-insured fund (an entity that allows employers to pool their liabilities for obtaining workers' compensation coverage, but typically subjects each employer to joint and several liability for the entire fund), or, if permitted by their state, to self-insure.


     The cost to employers of providing workers' compensation benefits in the United States totaled approximately $58 billion in 1994. From 1984 to 1990, workers' compensation costs increased an average of 13.3% per year and, from 1990 to 1992, workers' compensation costs increased an average of 6.3% per year. The substantial growth in the workers' compensation market is primarily attributable to the increased costs of medical treatment and an increase in workers' compensation litigation, which affects both medical benefits and indemnity payments. The Company believes that successful containment of these expenses depends largely upon early intervention in the claims process and promptly enabling an injured employee to return to work. The Company also believes that, to date, traditional insurers have focused on high premium volume and generally maintain minimal staffing. As a result, the Company believes that the workers' compensation industry is generally characterized by limited safety services, inefficient claims adjustment processes and ineffective medical cost management. While the Company's practices result in higher expenses, the Company believes that its managed results approach results in lower overall costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."


     Employers engaged in hazardous occupation industries pay substantially higher than average workers' compensation rates. While these rates vary significantly across industries and from state to state and are dependent upon the individual employer's loss history, workers' compensation costs are typically a significant component of these hazardous occupation employers' overall operating expenses. For example, the Company's logging clients typically pay an amount equal to 20% to 50% of payroll to obtain workers' compensation benefits for their employees, compared to employers of clerical workers who generally pay an amount less than 1% of their payroll to obtain such benefits. This cost disparity results from the substantial expenses associated with high severity injuries occurring within hazardous occupation industries. The Company believes that the difficulties associated with controlling catastrophic injury costs have historically caused a number of insurance companies to withdraw from the higher-risk market segments. As a result, the Company believes that hazardous occupation industries offer a significant opportunity to workers' compensation providers.

STRATEGY

     The Company's strategy is to utilize its managed results approach in an effort to prevent workplace injury, and, when an injury does occur, to arrange for timely, high quality and cost-effective managed care, thereby lowering the overall costs to its employer-clients of providing workers' compensation benefits to their employees. The Company's strategy includes the following principal elements:

     - Focus on Hazardous Occupation Employers. The Company targets those employers who, due to the nature of their businesses and the susceptibility of their employees to serious injury, pay substantially higher than average workers' compensation rates. Because the Company focuses its efforts on clients in selected industries, the Company believes that it has developed expertise in assessing not only the risks associated with those industries, but also the operating practices of individual employers. As a result, the Company believes it can more accurately determine the profit opportunity of providing its managed results services. The Company also believes that less competition exists in providing workers' compensation services to hazardous occupation employers because of the potential for severe injuries to their employees and due to the fact that many hazardous occupation employers operate in rural areas, a market not pursued by many traditional insurers. The Company believes that its commitment to working with its client-employers to implement a program designed to benefit both parties results in cost savings for its client-employers and the establishment of long-term relationships with them.

     - Improve Workplace Safety. The Company believes that implementing comprehensive safety services to reduce workplace accidents is the key element to effect significant reductions in workers' compensation costs for employers in hazardous occupation industries. The Company presently employs a staff of 27 safety professionals. Many of these individuals were previously employed in hazardous occupation industries and use their personal experience and expertise in these industries to assist employer-clients in designing safety and injury prevention programs and to assist in the Company's underwriting process. In most cases, before offering the Company's managed results products and services to a potential new client, a Company safety professional will visit the potential client's place of business to assess the existing safety programs and workplace practices. In certain circumstances, the Company will agree to provide workers' compensation products and services only if the employer agrees to implement and maintain specific safety recommendations. Once an employer becomes a client, the Company continues to emphasize safety by periodic workplace visits, assisting the client in designing and implementing enhanced safety management programs, providing current safety-related information and conducting rigorous post-accident management.



     - Manage Care Through Personal, Direct Contact. The Company believes that its personal, direct contact approach reduces the overall cost of medical care, results in the injured worker returning to work more quickly and lessens the likelihood of litigation and fraudulent claims. The Company encourages its employer-clients to immediately notify the Company of a workplace injury. Following notification, a claims representative contacts the employer, the injured employee and/or the treating physician to determine the nature and severity of the injury. In the case of a serious injury, the employer's pre-designated claims representative will promptly visit the injured employee or the employee's family members to discuss the benefits provided and will visit the treating physician to discuss the proposed treatment plan. Although the Company's claims representative does not recommend or otherwise direct the injured workers' treatment plan, the claims representative acts as a facilitator to assist the injured employee in receiving appropriate medical treatment and to encourage the use of Company-recommended health care providers and facilities. The Company monitors the number of active cases handled by a single claims representative in order to permit the claims representative to better focus on the services best suited for the specific injured employee.



     - Direct Injured Workers to Appropriate Health Care Providers. The Company believes that directing injured workers to appropriate health care providers is a vital part of its workers' compensation managed care program. The Company believes that it is able to arrange for high quality, cost-effective health care services to injured workers due to its experience with managing claims involving severe injuries of the types most often suffered by its clients' employees and its relationships with health care providers within the regional and local markets it serves. Certain states (Arkansas, Florida, Georgia, Kentucky, Missouri, New Mexico, Oregon and Tennessee) permit the Company or the employer to require injured workers to utilize Company-recommended health care providers and facilities. Even in states in which the injured employee is permitted to choose a health care provider, the Company believes that it is generally successful in encouraging injured workers to use Company-recommended providers and facilities, allowing the Company to more effectively manage health care.



     - Pursue Growth Opportunities. The Company intends to grow internally and through acquisitions. Internal growth is expected to result from both greater penetration of existing markets and expansion into new markets primarily through targeting employers in geographic areas in markets in which it is licensed but presently conducts little or no business and other hazardous occupation industries such as trucking and oil and gas, which the Company began pursuing in 1994. The Company currently provides products and services in 18 states and expects to target its expansion to additional states in which it is authorized to provide workers' compensation products and services. In addition, due to the fragmented nature of the workers' compensation market, the Company believes that there are a significant number of smaller, traditional workers' compensation insurers or books of indemnity business that the Company could acquire and convert to its managed results approach. The Company's proceeds from this Offering will provide substantial additional capital that will allow the Company to more rapidly expand its business. However, while there can be no assurances, the Company plans to manage its growth in a manner intended to maintain its "A" (Excellent) rating from A.M. Best Company, Inc. See "-- A.M. Best Rating" below.

OPERATIONS

     The Company's managed results approach employs an operating process designed to improve workplace safety and thereby reduce work-related injuries, and, when an injury does occur, to provide for prompt medical intervention, integrated claims management and effective medical care management. The Company's managed care approach directs injured workers to appropriate health care providers and facilities. The Company is divided into multidisciplinary geographic service teams which concentrate on providing managed workers' compensation services and products within assigned regions of the Company's market territory. These teams actively enlist employers, employees and health care providers in the common goal of rapid return-to-work in as care-effective and cost-efficient a manner as possible.

     The components of the Company's managed results approach include:

     Improve Workplace Safety. Preventing work-related injuries is a key element of the Company's managed results approach. In most cases, before offering the Company's managed results products and services to a potential new client, a Company safety professional will visit the potential client's place of business to assess the existing safety programs and workplace practices. Company representatives also assess the employer's attitude toward workplace safety and toward creating, improving and maintaining a safe work environment. The safety professional will prepare a written report to assist the underwriter in evaluating the risk and pricing it appropriately. In certain circumstances, the Company will agree to provide workers' compensation products and services only if the employer agrees to implement and maintain specific safety recommendations.


     The Company employs 27 safety professionals throughout its market territory. Many of these individuals were previously employed in logging or other hazardous occupation industries and use their personal experience and expertise in these industries to better assess the safety risks associated with a client's operations. These individuals also use their knowledge of the specific hazards associated with these hazardous occupation industries to assist employers in designing safety and injury prevention programs and to provide information about the industries to assist in the Company's underwriting process. After identifying a client's specific safety risks, the Company's safety professionals work with the client to minimize these risks and reduce accidents through monitoring the client's safety programs. The Company requires each of its safety professionals to pursue professional development programs leading to specific certifications or designations, and to participate in Company-sponsored periodic training in the regulations and guidelines of the Occupational Safety and Health Administration and the Department of Transportation in order to assist the Company in assessing the adequacy of its clients' safety programs. The Company also publishes a periodic logging-specific safety and industry newsletter titled "The Timberleaf" which is distributed to more than 3,000 clients, potential clients, facilitators, mill managers and paper and lumber industry executives. Company safety professionals also participate in state forestry association sponsored logging safety councils, write safety articles published in industry periodicals, and work as members of the American Pulpwood Association's various safety committees.


     After accepting a client, the Company continues to emphasize workplace safety by making periodic, and sometimes unannounced, visits to the client-employer's workplace. All serious injuries are investigated by a Company representative to determine whether steps can be taken to avoid similar accidents. The Company monitors the activity of its safety professionals in order to assure that appropriate safety services are available to each client-employer.


     Prompt Medical Intervention. Managing a claim from the earliest possible time is critical in minimizing its ultimate cost. A 1994 industry study indicates that claims reported between 11 and 20 days after the date of injury cost an average of 29% more than claims reported 1 to 10 days after the date of injury, and that the difference escalated to an average of an additional 39% if the claim was reported between 21 and 30 days after the injury occurred. To ensure early intervention in the claims process, the Company encourages immediate notification from the employer of all injuries and provides the employer with 24-hour toll-free assistance or direct contact with the Company's designated service representative.


     Promptly upon receiving notification of an injury, a claims representative contacts the employer, the injured employee and/or the treating physician to determine the nature and severity of the injury. The claims representative acts as a facilitator to assure that the injured employee receives an appropriate medical treatment plan and to encourage the use of Company-recommended health care providers and facilities. The Company believes that this personal, direct contact approach reduces the overall cost of medical care, results in the injured worker returning to work more quickly and lessens the likelihood of litigation and fraudulent claims. In cases involving a serious or complex injury, the Company provides comprehensive field case management to address both the ongoing medical needs of the injured employee as well as the economic and social issues facing the employee and the employee's family. These professionals establish ongoing communication with an injured employee, often at the initial treatment, help coordinate care with the attending physicians and the health care facilities, assist with paperwork and provide ongoing advice to both the injured worker and the employee's family, with the goal of increasing satisfaction through prompt, responsive service and a demonstrated concern for the injured employee's well-being.


     Because the Company's managed results approach emphasizes direct, personal contact between the designated claims representative and the injured employee and his employer, the Company monitors the number of active cases for which any single claims representative is responsible. The average case load of a claims representative is between 60 and 70 claims, although this number may vary based on the severity of the injury and the type of claim involved. With a lower case load, each claims representative can better focus on the injured employee and access the medical, rehabilitative and social services that are best suited for the specific individual.


     The Company's claims representatives are located in the geographic area in which their designated employer-clients are based. By locating its claims representatives in the field, the Company derives additional benefits from the fact that its representatives build professional relationships with local health care providers. When expanding into a new geographic market, the Company seeks to hire experienced claims representatives who have established professional contacts with local health care providers and who demonstrate the attitude and ability to enhance the Company's managed results approach.

     Direct Injured Workers to Appropriate Health Care Providers. The Company believes effective managed care depends largely upon the selection of appropriate health care providers and ongoing review to ensure that medical care is being delivered in a cost-effective manner. The Company seeks to select and develop relationships with health care providers in each of the regional and local markets in which the Company's employer-clients operate. Emphasis is placed on implementing the most expeditious and cost-effective managed care treatment programs for each employer rather than imposing a single standardized system on all employers and their employees.

     The Company has established relationships with local and regional health care providers and facilities ranging from individual physicians to fully integrated occupational health care networks. In certain circumstances, these relationships are evidenced by formal contracts; in many cases the arrangements are more informal. The Company believes that its personal approach to managed care depends upon selecting a well-qualified, local source of medical care, regardless of any affiliation with existing networks. When entering a market, the Company seeks to enter into strategic relationships with local and regional medical care providers. In selecting its medical care providers, the Company relies, in part, on the recommendations of its claims representatives who have developed professional relationships within their geographic areas. The Company also seeks input from the employers and other contacts in the market in which it intends to provide services. While cost factors are considered in selecting health care providers, the Company considers the ability of the health care provider to achieve a "quality outcome" -- defined as rapid, conclusive recovery and return to sustained, full capacity employment by the injured worker -- as the most important factor in the selection process.


     Because workers' compensation coverage provides injured workers with statutory health care and indemnity benefits, the coverage provided by the Company does not provide for incentives for the use of its recommended health care providers (i.e., unlike HMO or PPO programs, there are no lower deductibles or similar cost savings to an injured worker for using the services of specific providers). Company representatives may recommend a health care provider based on the Company's prior experience with such provider in treating the needs associated with a specific type of injury. Due to the Company's knowledge of the health care providers in a geographic region, the Company believes it often has the ability to recommend qualified providers to injured employees, who often lack knowledge of the qualifications of health care providers in their area who specialize in treating specific types of injuries.


     The Company's claims representatives maintain primary responsibility for managing the entire claim from occurrence through resolution and are given significant responsibility and authority to ensure the most effective, cost-efficient resolution of claims that will enable the employee to return to work as promptly as practicable. Each claims representative has the authority to retain at the Company's expense independent nurse case managers, independent medical examiners, vocational and rehabilitation specialists or other specialty providers of medical services necessary to achieve the quality outcome desired by the Company. In addition to retaining independent service providers required for a particular injured worker, the claims representative works to reinforce the Company's managed results approach by utilizing existing arrangements that have been established by the Company to meet the needs of employer-clients within a particular geographic market. The Company provides its claims representatives with cars or car allowances, personal computers, cellular phones, facsimile machines, pagers and a full range of additional administrative and technical support to assist them with the prompt, efficient resolution of employee claims.

     The Company generally requires pre-certification to determine the medical necessity and appropriateness of non-acute medical treatment before it is provided to an injured worker. The Company also conducts fee schedule and medical bill reviews to ensure that it has been billed appropriately for the approved services, to prevent over-utilization of medical services and to detect variances from agreed-upon fee schedules, unbundling of charges and unnecessary or unrelated charges. Because of the variance in regulatory schemes in the states in which the Company provides managed care products and services, the Company also contracts with medical bill review specialists in certain of the markets in which it operates.


     Dispute and Litigation Management. Through early intervention and its personal claims management approach, the Company seeks to limit the number of disputes with injured workers. The Company's primary goal is rapid, conclusive recovery and return to sustained, full capacity employment by the injured worker. Each claim is evaluated and acted upon by the assigned claims representative. The personal presence of the Company's claims representative throughout this process permits an evaluation of the injured employee's psychological propensity to return to work, to retain counsel and litigate, or, as an alternative, to reasonably settle any disputes with the Company without litigation. The Company believes that the personal presence of the claims representative also enhances the Company's ability to guide the injured employee to the appropriate conclusion in a friendly, dignified, supportive manner and diminishes the injured employee's desire to seek larger settlement amounts than would be the case if the Company was perceived by the injured employee to be adversarial or hostile toward the employee's individual situation. The Company seeks to promptly settle valid claims; however, it aggressively defends against what it considers to be non-meritorious claims. As of June 30, 1996, the Company had closed approximately 98.6% of its pre-1995 reported claims and 88.8% of its 1995 reported claims, thereby substantially reducing the risk of future adverse claims development.


     Over the last several years, certain states have adopted regulations better enabling workers' compensation providers to actively investigate and pursue allegedly fraudulent claims. The Company believes that its claim representatives' physical presence, and direct face-to-face contact with its employer-clients and injured workers, better enables it to uncover fraudulent claims.

PRODUCTS AND SERVICES


     Workers' Compensation Managed Care Products. The Company's products and rating plans encompass a continuum of options designed to fit the needs of its client-employers. The most basic product, accounting for approximately 97.0% of the Company's premiums in force at June 30, 1996, is a guaranteed cost contract, in which the premium is set in advance and changes only based upon changes in the client's operations or payroll. In return, the Company agrees to assume statutorily imposed obligations of the client-employer to provide workers' compensation benefits to its employees. The premium for these policies varies depending upon the type of work performed by each employee and the general business of the insured. An employer large enough to qualify, typically those paying more than $5,000 in annual premium, will have its premium based on its loss experience relative to its peers as determined over a three-year period. This loss experience is adjusted by the type of business and associated risks. A client who desires to assume a certain amount of financial risk may elect a deductible which makes the client responsible for the first portion of any claim. In exchange for the deductible election, the employer receives a premium reduction. The Company also offers several loss sensitive plans (retrospective rating plans and dividend plans) which determine the final premium paid for the current policy period based on the insured's losses during that same period.


     TPA and Claims Adjustment Services. The Company has historically provided both independent claims adjusting services and third party administration ("TPA") services in Louisiana and Texas. These services include independent adjusting in multiple lines of coverage. Additionally, the Company provides third-party administration services. The Company expanded its TPA services through the acquisition of Hammerman and Gainer, Inc. in September 1995. Current plans involve the expansion of existing services as well as the delivery of workers' compensation and employee benefits, third-party administration, provider networks, medical case management, medical bill review, loss prevention programs, occupational health programs, risk management consulting, alternative dispute resolution and risk financing consulting. The Company presently offers its services on a negotiated fee-for-service basis. These services are typically rendered to self-insured businesses, other insurance companies, trade associations and governmental entities.



     Other Products. In addition to providing workers' compensation products and services, the Company presently offers certain of its workers' compensation clients general liability coverage. In addition, one of the Company's subsidiaries has traditionally provided automobile liability and property insurance coverage in two states. The Company also utilizes this subsidiary to file alternative workers' compensation rate structures in certain states in order to permit the Company to offer its workers' compensation products and services to a broader range of potential clients. For the six months ended June 30, 1996, general liability and automobile coverage respectively accounted for 3.2% and 2.6% of the Company's gross premiums earned. In 1995, general liability and automobile coverage respectively accounted for 3.7% and 4.7% of the Company's gross premiums earned.


CLIENTS


     Since it began operations in 1986, the Company has marketed its workers' compensation products and services to employers whose employees are engaged in hazardous occupations, and as a result, pay substantially higher than average workers' compensation rates. From 1986 through 1993, substantially all of the Company's clients were employers engaged in the logging industry. Beginning in 1994, the Company began to expand its client base by employers in other hazardous occupation industries, such as general contracting, trucking, and oil and gas. As a result of the Company's expansion efforts, gross premiums earned from these other industries increased from approximately $550,000 in 1994 to approximately $16.9 million in 1995, accounting for approximately 1.1% and 25.3% of the Company's earned premiums in 1994 and 1995, respectively. Gross premiums earned from these other industries for the period ended June 30, 1996 were approximately $13.9 million, accounting for approximately 38.9% of the Company's earned premiums.


     Because the Company focuses on potential clients in selected industries, it believes it has developed expertise in assessing not only the risks associated with those industries, but also the operating practices of individual employers. A substantial majority of the Company's safety professionals and claims representatives have educational backgrounds and/or prior work experience in safety-related fields or in the businesses in which the Company's clients operate. The Company believes that this knowledge of its clients' businesses provides it with the ability to better evaluate the profit opportunities of providing its managed results services. In addition, the Company's employees evaluate the employer's attitude toward maintaining and improving workplace safety as well as the employer's willingness to partner with the Company in its managed results approach to providing solutions to the employer's workers' compensation needs.


     The Company provided workers' compensation services and products to approximately 2,900 employers as of June 30, 1996. For the six months ended June 30, 1996, approximately 6.0% of the Company's gross premiums earned were derived from state residual market programs and clients assigned to the Company through assigned risk pools. See "-- Regulation -- Participation in State Residual Market Programs" below. The average client, excluding clients in assigned-risk pools, has an average annual premium of approximately $30,000. During the year ended December 31, 1995, the Company's ten largest clients accounted for approximately 5.1% of its premiums in force. Approximately 90.0% of the policies scheduled to expire in 1995 were renewed by the Company's clients, while approximately 84.0% of the policies scheduled to expire in 1994 were renewed by the Company's clients.


     The following table identifies, for the year ended December 31, 1995 and for the six months ended June 30, 1996, the states in which the percentage of the Company's gross premiums earned exceeded 1.0%, for the periods presented.



                                                             % OF GROSS PREMIUMS EARNED
                                                         -----------------------------------
                                                                                SIX MONTHS
                                                            YEAR ENDED             ENDED
            STATE                                        DECEMBER 31, 1995     JUNE 30, 1996
            -----                                        -----------------     -------------
        Georgia........................................         16.9%               19.8%
        Louisiana......................................         29.3                19.6
        Arkansas.......................................         16.5                14.9
        Mississippi....................................          9.4                13.3
        Alabama........................................         12.0                 9.8
        Virginia.......................................          1.3                 6.3
        Tennessee......................................          1.3                 3.5
        Texas..........................................          2.9                 3.1
        Oklahoma.......................................          3.1                 3.0
        Kentucky.......................................          *                   2.9
        North Carolina.................................          2.3                 2.2
        Florida........................................          1.3                 *


- ---------------


* Less than 1.0%



Additional states in which the Company is licensed to provide workers' compensation products and services, but which do not individually account for more than 1.0% of the Company's gross premiums earned, include Pennsylvania, South Carolina, Missouri, New Mexico, Indiana and Maryland. As of June 30, 1996, the Company was also licensed to provide workers' compensation products and services in the states of Oregon, Wisconsin, Maine, South Dakota, Wyoming, Minnesota, North Dakota and in the U.S. Virgin Islands.


SALES AND MARKETING


     As of June 30, 1996, the Company's workers' compensation products and services were sold both through 20 direct agents employed by the Company and 285 independent agents. Most of the Company's direct agents either have degrees in forestry or have worked extensively in the forestry industry. Similar to the Company's safety professionals and claims representatives, direct agents live in their assigned territories throughout the United States. The Company's direct agents receive competitive salaries, commissions and a bonus based on the profitability to the Company of their assigned client-employers. Although most of the Company's products and services are sold through direct agents, independent agents are also utilized in some areas, and are selected based upon their proven expertise in industries targeted by the Company.



     For the year ended December 31, 1995 and for the six months ended June 30, 1996, independent agents accounted for approximately 39.1% and 47.1%, respectively, of the Company's gross premiums earned. No independent agent accounted for more than 5.0% of the Company's gross premiums earned in either period. In Mississippi, the Company has a contract with an independent general agent who, in turn, has contractual arrangements with approximately 105 additional independent agents in that state. For the six months ended June 30, 1996, approximately 3.0% of the Company's gross earned premiums were generated by independent agents retained by this general agent. Although the Company expects this contract to continue for the foreseeable future, the loss of this general agent contract would require the Company to enter into an arrangement with another general agent or enter into arrangements with individual independent agents in Mississippi.

A.M. BEST RATING


     The Company is currently assigned a group letter rating of "A" (Excellent) from A.M. Best Company, Inc. ("A.M. Best"), the leading national insurance rating agency. This rating is assigned to companies that, in the opinion of A.M. Best, have demonstrated an excellent overall performance when compared to the standards established by A.M. Best. The Company was awarded an "A-" rating in 1991, its first year of eligibility. The rating was raised to "A" in 1993. A.M. Best ratings are based on a comparative analysis of the financial condition and operating performance of insurance companies as determined by their publicly available reports and meetings with the entities' officers. A.M. Best's ratings are based on factors considered to be of concern to insureds and are not directed toward the protection of investors and should not be relied upon by an investor in making a decision to invest in the Company's Class A Common Stock. Furthermore, A.M. Best ratings are not ratings of any of the Company's securities nor are such ratings a warranty of the Company's current or future ability to meet its contractual obligations. A.M. Best ratings include Secure Ratings, which consist of Superior (A++, A+), Excellent (A, A-) and Very Good (B++, B+). A.M. Best also provides Vulnerable Ratings, which range from Adequate (B, B-) to In Liquidation (F). The Company believes that its current A.M. Best rating provides it with a competitive advantage over certain competitors because certain potential clients will not purchase coverage from unrated or lower rated companies and certain independent insurance agencies will not place coverage with such companies. The Company presently intends to expand its business through internal growth and acquisitions. However, while there can be no assurances, the Company plans to manage its growth in a manner intended to maintain its "A" (Excellent) rating. See "-- Strategy -- Pursue Growth Opportunities" above.


REINSURANCE

     Through reinsurance, the Company is able to transfer certain of the financial risks of severe and catastrophic injury suffered by a client's employee. The Company's reinsurance program includes a number of reinsurance carriers, all of which have A.M. Best ratings of "A-" or better. The Company has in effect specific "excess of loss" reinsurance agreements under which it pays its reinsurers a percentage of gross premiums earned and whereby the reinsurers agree to assume their allocated portion of the risks relating to claims over $200,000 on a per occurrence basis up to their limit of liability.


     The Company carries multiple reinsurance agreements, each with a specific limit of liability that, in the aggregate, provide protection for each claims occurrence up to $50,000,000 in excess of the Company's retention of $200,000. As a result of the Company's increased capitalization following the Offering, the Company intends to increase its retention under these agreements upon their renewal in July 1997. The Company historically has not encountered difficulties collecting from its reinsurers. The Company monitors ratings of its reinsurers and periodically consults with its reinsurer broker who also monitors the solvency of its reinsurers.



     The following table sets forth as of June 30, 1996 the names of the Company's primary reinsurance carriers (those which provide coverage in excess of $200,000 up to $5,000,000 per occurrence), their A.M. Best ratings, and the amount of reinsurance premiums ceded to each for the six months ended June 30, 1996. The A.M. Best ratings of the reinsurance carriers listed represent the two highest of nine ratings provided by A.M. Best.



                                                                             REINSURANCE
                                                                              PREMIUMS
                          REINSURANCE CARRIER                     RATING        CEDED
                          -------------------                     ------     -----------
        Reliance Insurance Company..............................     A-      $ 2,344,000
        Skandia America Reinsurance Corporation.................     A-        1,938,000
        TIG Reinsurance Corporation.............................     A         1,175,000
        St. Paul Fire & Marine Insurance Company................     A+          801,000
        TransAmerica Occidental Life Insurance Co...............     A+          381,000


     Exclusions relative to the Company's managed workers' compensation products and services are generally limited to occupational disease exposures such as asbestosis, silicosis, brown lung and black lung. The

Company reviews each prospective client-employer to assess the potential exposure to these types of excluded diseases before the Company's products and services are offered.

INFORMATION TECHNOLOGY AND COMMUNICATIONS SYSTEMS

     The Company uses its proprietary and other management information systems as an integral part of its operations and makes a substantial ongoing investment in improving its systems. The Company believes that the services it provides to its clients and their employees are enhanced by integrating its information systems to utilize more effectively the information it obtains in its underwriting processes in conjunction with information regarding claims, billing and claims management.

     The Company's direct agents, safety professionals and claims representatives are provided with laptop computers and other communication equipment in order to more timely and efficiently complete the underwriting process, to facilitate communication and to report and monitor claims. For example, the Company's safety professionals have the ability to prepare survey reports on-site and immediately assist potential clients with the design of workplace safety programs by providing examples of safety plans implemented by other employers in similar businesses.

COMPETITION

     The market to provide managed care workers' compensation insurance and services is highly competitive. The Company's competitors include, among others, insurance companies, specialized provider groups, in-house benefits administrators, state insurance pools and other significant providers of health care and insurance services. A number of the Company's current and potential competitors are significantly larger, with greater financial and operating resources than those of the Company, and can offer their services nationwide. After a period of absence from the market, traditional national insurance companies have recently re-entered the workers' compensation insurance market, thereby increasing competition.

     Competitive factors in the workers' compensation insurance field include premium rates (in some states), levels of service, A.M. Best ratings, levels of capitalization, quality of managed care services, the ability to reduce loss ratios and the ability to reduce claims expense. The Company believes that its products and services are competitively priced. In addition, the Company believes its premium rates are typically lower than those for clients assigned to the state-sponsored risk pools, allowing the Company to provide a viable alternative for employers in such pools. The Company also believes that its level of service, its "A" (Excellent) A.M. Best rating and its ability to reduce claims are strong competitive factors that have enabled it to retain existing clients and attract new clients. Competitive factors relating to the Company's TPA products are primarily based upon pricing, service and reputation.

REGULATION

     General. Managed health care programs are subject to various laws and regulations. Both the nature and degree of applicable government regulation vary greatly depending upon the specific activities involved. Generally parties that actually provide or arrange for the provision of managed care workers' compensation programs, assume financial risk related to the provision of those programs or undertake direct responsibility for making payment or payment decisions for those services are subject to a number of complex regulatory schemes that govern many aspects of their conduct and operations. The managed health care field is a rapidly expanding and changing industry; it is possible that the applicable regulatory frameworks will expand to have an even greater impact upon the conduct and operation of the Company's business.

     The Company's business is subject to state-by-state regulation of workers' compensation insurance and workers' compensation insurance management services. Under the workers' compensation system, employer insurance or self-funded coverage is governed by individual laws in each of the fifty states and by certain federal laws. Changes in individual state regulation of workers' compensation or managed health care may create a greater or lesser demand for some or all of the Company's services or may require the Company to develop new or modified services in order to meet the needs of the marketplace and compete effectively in that marketplace. Under Louisiana law, an insurance company may not, without regulatory approval, pay to its shareholders within a 12-month period dividends or other distributions of cash or property the total fair market value of which exceeds the lesser of (i) ten percent of surplus as to policyholders at the end of the prior calendar year or (ii) the prior calendar year's net income (less any realized capital gains). This requirement would limit American Interstate's ability to make distributions to AMERISAFE in 1996 to approximately $2.7 million.

     Premium Rate Restrictions. State regulations governing the workers' compensation system and insurance business in general impose restrictions and limitations on the Company's business operations that are not imposed on unregulated businesses. Among other matters, state laws regulate not only what workers' compensation benefits must be paid to injured workers, but also the premium rates that may be charged by the Company to insure employers for those liabilities. As a consequence, the Company's ability to pay insured workers' compensation claims out of the premium revenue generated from the Company's sale of such insurance is dependent on the level of premium rates permitted by state laws. In this regard it is significant that the state regulatory agency that regulates workers' compensation benefits may not be the same agency that regulates workers' compensation insurance premium rates.

     Financial and Investment Restrictions. Insurance company operations also are subject to financial restrictions that are not imposed on other businesses. State laws require insurance companies to maintain minimum surplus balances and place limits on the amount of insurance a company may write based on the amount of the company's surplus. These limitations restrict the rate at which the Company's insurance operations can grow. The Company currently meets applicable state capital and surplus requirements.

     State laws also require insurance companies to establish reserves for payment of policyholder liabilities and impose restrictions on the kinds of assets in which insurance companies may invest. These restrictions may require the Company to invest its assets more conservatively than it would if it were not subject to the state law restrictions and may prevent the Company from obtaining as high a return on its assets as it might otherwise be able to realize.

     Insurance Regulatory Information System. The National Association of Insurance Commissioners ("NAIC") has developed a set of financial relationships or "tests" called the Insurance Regulatory Information System ("IRIS") that were designed for early identification of companies that may require special attention by insurance regulatory authorities. These tests were developed primarily to assist state insurance departments in executing their statutory mandate to oversee the financial condition of insurance companies. Insurance companies submit data on an annual basis to the NAIC, which in turn analyzes the date using ratios covering twelve categories of financial data with defined "usual ranges" for each category.


     Falling outside the usual range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial or eliminated at the consolidated level. Generally, an insurance company will become subject to regulatory scrutiny if it falls outside the usual ranges of four or more of the ratios. In normal years, 15% of the companies included in the IRIS system are expected by the NAIC to be outside the usual range on four or more ratios. In the three-year period ended December 31, 1995, American Interstate had IRIS ratios outside the usual ranges for the change in writings ratio in 1995 and the change in surplus ratio in 1993. The change in writings ratio was outside the usual range in 1995 due to the increase in premiums written. The change in surplus ratio was outside the usual range in 1993 due to the Company's increase in earnings and the acquisition of Silver Oak Casualty, Inc., which resulted in an increase in surplus.


     Participation in State Guaranty Funds. Every state has established one or more insurance guaranty funds or associations which are charged by state law to pay claims of policyholders insured by a company that becomes insolvent. All insurance companies must participate in the guaranty associations in the states where they do business and are assessable for the associations' operating costs, including the cost of paying policyholder claims against an insolvent insurer. The Company's financial performance could be adversely affected by guaranty association assessments as a consequence of the insolvency of other insurers over which the Company has no control.

     Participation in State Residual Market Programs. Many of the states in which the Company is licensed, or intends to become licensed, to provide its managed workers' compensation products and services require that all licensed insurers participate in a program to provide workers' compensation insurance to those employers who have not or cannot procure coverage from a carrier on a negotiated basis. The level of required participation in such programs is generally determined by calculating the volume of the Company's voluntarily written business in that state as a percentage of all voluntarily written business in that state by all insurers. The resulting factor is the proportion of premium the Company must accept as a percentage of all of the premiums in policies residing in that state's residual market program.


     Companies generally have two methods of fulfilling their residual market obligations: (i) they may join a reinsurance pool in which the results of all policies provided through the pool are shared by the participating companies, or
(ii) they may accept directly assigned policies for which they are obligated to provide all services and assume the underwriting results. Currently, the Company utilizes both methods, depending on management's evaluation of the most efficient method to adopt in each state. Generally, the Company believes that the direct-assignment method produces better results as the Company applies its managed results approach to these involuntary client-employers. In 1995 and for the three months ended June 30, 1996, approximately 6.7% and 7.7% of the Company's gross premiums earned, respectively, were from direct assignment residual market obligations.


     Statutory Accounting and Solvency Regulation. State regulation of insurance company financial transactions and financial condition is based on statutory accounting principles ("SAP"). SAP differs in a number of ways from generally accepted accounting principles ("GAAP") which govern the financial reporting of most other businesses. In general, SAP financial reports are more conservative than GAAP financial reports.

     State insurance regulators closely monitor the financial condition of insurance companies reflected in SAP financial statements and can impose significant financial and operating restrictions on an insurance company that becomes financially impaired. Regulators generally have the power to impose restrictions or conditions on the following kinds of activities of a financially impaired insurance company: the transfer or disposition of assets; the withdrawal of funds from bank accounts; the extension of credit or making of loans; and the investment of funds.


     State Subsequent Injury Funds. A number of states operate trust funds that reimburse employers and carriers for excess workers' compensation benefits paid to employees when an employee is injured on the job and the injury to the physically disabled worker merges with, aggravates or accelerates a preexisting work-related impairment. The state-managed trust funds are funded through assessments against insurers and self-insurers providing workers' compensation coverage in a specific state. At June 30, 1996, the Company carried receivables on its books from state subsequent injury funds of less than $500,000.



     State Insurance Department Examinations. The Company's insurance subsidiaries are subject to periodic examinations by state insurance departments in the states in which they operate. American Interstate was examined jointly by the Georgia and Louisiana Insurance Commissioners on December 31, 1992. Silver Oak Casualty, Inc., another subsidiary of the Company, was examined by the Louisiana Insurance Commissioner in 1993. Neither of these examinations produced any material adverse findings. The Company has not been notified that any future examinations have been scheduled.


     Possible Future Regulation. State legislatures and the federal government have considered and are considering a number of cost containment and health care reform proposals. The Company believes it may benefit from some proposals that favor the growth of managed care. However, no assurance can be given that the state or federal government will not adopt future health care reforms that would adversely affect the Company.

     In recent years the state insurance regulatory framework has come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that altered and, in many cases, increased state authority to regulate insurance companies and insurance holding companies. Further, the NAIC and state insurance regulators are re-examining existing laws and regulations, specifically focusing on investment laws for insurers, modifications to holding company regulations, codification of statutory accounting practices, risk-based capital guidelines, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies are investigating the current condition of the insurance industry in the United States to determine whether to impose federal regulation. The Company cannot predict with certainty the effect any proposed or future legislation or NAIC initiatives may have on the conduct of the Company's business or the financial condition or results of operations of the Company.

PROPERTIES


     The Company owns its 43,000 square foot executive offices in DeRidder, Louisiana and leases its executive offices in Dallas, Texas. The Company also leases space at other locations for its service offices and claims representative offices. See "Certain Transactions and Relationships -- Office Sharing Agreement."


EMPLOYEES


     The Company had 315 full-time employees at August 31, 1996. Of the Company's employees, approximately 50 perform administrative and financial functions and 265 serve on service and marketing teams providing its managed results services to its employer-clients. None of the Company's employees is subject to collective bargaining agreements. The Company believes that its employee relations are good.


LEGAL PROCEEDINGS

     In the ordinary course of administering its workers' compensation managed results program, the Company is routinely involved in the adjudication of claims resulting from workplace injuries. Except as described below, the Company is not involved in any legal or administrative claims that it believes are likely to have a materially adverse effect on the Company's business, financial condition or results of operations.


     The Company's federal income tax return with respect to its 1992 tax year is currently subject to an audit by the IRS. The principal issues with respect to which the IRS has proposed adjustments relate to (i) whether the Company should have included in income at the time of receipt certain deposits it received from its clients to secure the payment of premiums, (ii) the timing of inclusion in income of certain unearned premiums and (iii) whether the Company's reserves for future claims were excessive. The aggregate amount of additional tax which would be owed by the Company if the proposed adjustments were sustained is approximately $3.3 million, plus accrued interest. Because the proposed adjustments relate to the timing of the receipt of income, they would not, if sustained, be expected to have an impact on the Company's results of operations, but would impact the Company's cash flow. The Company believes that it has meritorious defenses to the proposed adjustments and intends to contest them vigorously.


     The federal income tax returns filed by a subsidiary of the Company with respect to its 1990 and 1991 tax years are also presently subject to an audit by the IRS. During the years in question the corporation was not a subsidiary of the Company. The principal issue in this audit relates to the reasonableness of compensation paid by such corporation to Mr. Morris and another former officer-shareholder of the Company during such years. The IRS has proposed that a portion of the compensation paid to these individuals during such years is not deductible for federal income tax purposes, and that as a result the corporation owes additional tax in the amount of approximately $2.1 million, plus accrued interest. No penalties have been asserted by the IRS. The corporation believes that it has meritorious defenses to the proposed adjustments and is contesting them vigorously. In connection with the Reorganization, the MorTem Corporations have agreed to indemnify the Company and its affiliates for any liability they may have with respect to this tax audit.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The names of the directors and executive officers of the Company and their ages and positions are as follows:


                  NAME                    AGE                   POSITION
- ----------------------------------------  ---     -------------------------------------
Millard E. Morris.......................  51      Chairman of the Board of Directors
                                                   and Chief Executive Officer
Mark R. Anderson........................  44      President, Chief Operating Officer
                                                   and Director
John R. Buck............................  35      Vice President, Chief Financial
                                                   Officer, Treasurer and Director
Arthur L. Hunt..........................  51      Vice President -- Risk Group and
                                                    Director
C. Allen Bradley, Jr. ..................  45      Vice President -- Risk Services Group
                                                    and General Counsel
Andre Comeaux...........................  35      Vice President -- Product Development
Zonie A. Harris.........................  61      Vice President -- Claims Services
Craig P. Leach..........................  46      Vice President -- Business
                                                   Development
Daniel J. Jessee........................  43      Director
N. David Spence.........................  60      Director


     Millard E. Morris has been Chairman of the Board, Chief Executive Officer, and principal shareholder of the Company since its inception in 1985. Mr. Morris began his insurance career in 1972, and has owned and managed many diverse financial services operations. He is currently the Chairman of the Board and principal shareholder of Auto One Acceptance Corporation, a Dallas based financial services company. Mr. Morris has a Bachelor of Business Administration in Accounting and a Master of Science in Economics, both from Baylor University, and is a Certified Public Accountant. Mr. Morris serves in the class of Directors whose terms expire at the Company's 1999 annual meeting of shareholders.

     Mark R. Anderson began his insurance career in 1979 and joined the Company in 1986 as Vice President, Chief Operating Officer and Director. He was elected President in 1996, and has served as President of American Interstate since 1987. Mr. Anderson has served on various legislative insurance advisory committees in Louisiana, and has served as a workers' compensation rate and reform consultant to several southern Insurance Commissioners. He holds a Bachelor of Science degree from Louisiana State University and a Master of Science degree in Business Administration from Boston University. Mr. Anderson serves in the class of directors whose terms expire at the Company's 1998 annual meeting of shareholders.

     John R. Buck has been Vice President and Chief Financial Officer of the Company since 1989 and a Director since 1994. He served in various accounting positions with Zale Corporation's Insurance Group from 1983 to 1988 and joined American Interstate as Controller in 1988. Mr. Buck has Bachelor of Science degrees in Accounting and Business Administration from Illinois State University, and became a Certified Public Accountant in 1985. Mr. Buck serves in the class of directors whose terms expire at the Company's 1997 annual meeting of shareholders.

     Arthur L. Hunt has served as Secretary of the Company since 1991, was elected Vice President -- Risk Group in August 1996, and has been a Director since 1994. Prior to joining the Company, Mr. Hunt served twenty years in the United States Army. He served as a Judge Advocate General officer and retired after attaining the rank of Colonel. Mr. Hunt has a Bachelor of Science degree in Psychology from Loyola University and a law degree from the Loyola University School of Law, Chicago. Mr. Hunt serves in the class of directors whose terms expire at the Company's 1997 annual meeting of shareholders.

     C. Allen Bradley, Jr. was elected Vice President -- Risk Services Group and General Counsel in August 1996. He joined a subsidiary of the Company in 1994 as an executive officer, and prior to that time was engaged in the private practice of law. Mr. Bradley also served as a Louisiana State Representative from 1984 to 1992. He holds a Bachelor of Arts degree from Southeastern Louisiana University and a law degree from Louisiana State University.


     Andre Comeaux has been Vice President -- Product Development since August 1996 and has been Industries Manager of American Interstate since April 1995. Mr. Comeaux began his career in the insurance industry in 1987 with AEtna Casualty & Surety Co., serving as an Engineering Consultant and Commercial Account Representative. In 1993, he joined American International Group as an Account Executive, Loss Control Services, and served in that capacity until he joined American Interstate. Mr. Comeaux holds a Bachelor of Science degree in Mechanical Engineering from the University of Southwestern Louisiana and is a Chartered Property Casualty Underwriter, a Certified Safety Professional and is licensed as a Professional Engineer by the state of California. He is recognized as a Qualified Field Safety Representative by the states of Texas and Arkansas and is recognized as an Associate in Loss Control Management by the Insurance Institute of America.


     Zonie A. Harris was elected Vice President -- Claims Services in August 1996. Since 1986 he has also served as Vice President, Claims for American Interstate. Mr. Harris has served with various affiliates of the Company and other insurance firms in claims management since 1972. Prior to his insurance career, Mr. Harris spent twenty years in the U.S. Air Force as a communications specialist.

     Craig P. Leach was elected Vice President -- Business Development in August 1996. He has served since 1994 as Senior Vice President of American Interstate, and has served in similar roles with affiliated firms since beginning his insurance career in 1980. Prior to 1980 Mr. Leach held various management positions with companies engaged in the paper and lumber industries. He holds both a Bachelor of Science degree and a Master of Science degree in Forestry from Louisiana State University. Mr. Leach currently serves on the board of directors of the Louisiana Forestry Association, and has served in an advisory capacity for the Southern Forest Insurance Coalition and various wood product companies throughout the country.

     Daniel J. Jessee has been a Director of the Company since August 1996. Since January 1995, Mr. Jessee has been Vice Chairman of Banc One Capital Corporation ("BOCC"), an investment banking firm and a subsidiary of Banc One Corporation. Prior to becoming Vice Chairman, he was a Managing Director of BOCC since August 1990. Mr. Jessee serves in the class of directors whose terms expire at the Company's 1999 annual meeting of shareholders. Mr. Jessee is also a director of RAC Financial Group, Inc.

     N. David Spence has been a Director of the Company since August 1996. Mr. Spence is a Senior Vice President and General Manager -- Paper Division of Boise Cascade Corporation ("BCC"). Mr. Spence joined BCC in 1969 and has served in various management positions since that time. Mr. Spence serves in the class of directors whose terms expire at the Company's 1998 annual meeting of shareholders. Mr. Spence is also a director of the American Forest & Paper Association and the Pacific Coast Association of Pulp & Paper Manufacturers.

COMMITTEES

     The Bylaws provide that the Board of Directors may elect such directorate committees as it may from time to time determine. Two committees of the Board of Directors have been established: the Audit Committee and the Compensation Committee.

     The Audit Committee of the Board of Directors (the "Audit Committee") will review the professional services provided by the Company's independent accountants and the independence of such accountants from management of the Company. The Audit Committee will also review the scope of the audit coverage and annual financial statements of the Company and such other matters with respect to accounting, auditing practices and procedures of the Company as it may find appropriate or as may have been brought to its attention. The members of the Audit Committee are Messrs. Jessee and Spence.

     The Compensation Committee of the Board of Directors (the "Compensation Committee") will review and approve executive salaries and administer bonus, stock option and incentive compensation plans of the Company. It will advise and consult with management regarding significant employee benefit policies and practices and significant compensation policies and practices of the Company. The members of the Compensation Committee are Messrs. Jessee and Spence.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     As authorized by the Texas Miscellaneous Corporation Laws (the "TMCL"), the Company's Articles provide that, to the full extent permitted by the TMCL or any other applicable laws as presently or hereafter in effect, no director of the Company shall be personally liable to the Company for an act or omission in his capacity as a director of the Company. The TMCL does not permit limitation of liability of any director (i) for a breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith that constitute a breach of duty of the director or an act or omission that involves intentional misconduct or a knowing violation of the law, (iii) a transaction from which the director received an improper personal benefit, or
(iv) an act or omission for which liability of a director is expressly provided by an applicable statute. The principal effect of the limitation of liability provision is that a shareholder is unable to prosecute an action for monetary damages against a director of the Company unless the shareholder can demonstrate one of the specified bases of liability.

     Additionally, the Company's Articles and Bylaws provide that the Company shall indemnify all directors, officers, agents or employees of the Company to the fullest extent permitted by the Texas Business Corporation Act ("TBCA"). The TBCA establishes the standard which permits a corporation to provide indemnification, except when shareholder approval for the indemnification has been obtained. The TBCA provides that a director may be indemnified for liabilities and expenses in respect to actions brought against him by reason of his serving as a director if he conducted himself in good faith and reasonably believed that (i) in the case of conduct in his official capacity as a director, his conduct was in the Company's best interests, and (ii) in all other cases, that his conduct was at least not opposed to the best interests of the Company. Indemnification for criminal actions also requires the director to have no reason to believe his conduct was unlawful. In addition, if the director is found liable to the Company or on the basis that a personal benefit was improperly received by him, indemnification will be limited to expenses actually incurred and will not be available if the director is found liable for willful or intentional misconduct in the performance of his duty to the Company.

     The Company has entered into certain agreements ("Indemnification Agreements") with each of its directors and executive officers designed to give effect to the foregoing provisions of the Articles and Bylaws and to provide certain additional assurances against the possibility of uninsured liability. The effect of these provisions and the Indemnification Agreements will be to eliminate the right of the Company and its shareholders (through shareholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director except as described therein. The provisions of the Articles and Bylaws and the Indemnification Agreements will not alter the liability of directors of the Company under federal securities laws.

EXECUTIVE COMPENSATION

     The following table provides information concerning the annual and long-term compensation for services paid or accrued by the Company for the fiscal year ended December 31, 1995 to (i) the Company's chief executive officer and (ii) each other executive officer of the Company whose total annual salary and bonus exceeded $100,000, based on salary and bonuses earned during 1995 (collectively, the "Named Officers").

                           SUMMARY COMPENSATION TABLE


                                                       ANNUAL COMPENSATION
                                             ---------------------------------------
                                                                      OTHER ANNUAL        ALL OTHER
        NAME AND PRINCIPAL POSITION           SALARY    BONUS(1)     COMPENSATION(2)     COMPENSATION
- -------------------------------------------  --------   --------     ---------------     ------------
Millard E. Morris..........................  $268,750   $750,000        --                  $1,185(3)
  Chairman of the Board of Directors and
  Chief Executive Officer
Mark R. Anderson...........................   150,000    265,000        --                  16,845(4)
  President and Chief Operating Officer
Craig P. Leach.............................   122,248     92,139        --                  27,285(5)
  Vice President -- Business Development
C. Allen Bradley, Jr.......................   120,010     50,000        --                     600(6)
  Vice President -- Risk Services Group and
  General Counsel
John R. Buck...............................    85,000     35,000        --                   6,100(7)
  Vice President, Chief Financial Officer
  and Treasurer


- ---------------


(1) Reflects bonus earned during the 1995 fiscal year. In all cases, the bonus has been or will be paid during the 1996 fiscal year and was accrued in the Company's balance sheet as of December 31, 1995.


(2) None of the Named Officers received personal benefits, securities or property in excess of the lesser of $50,000 or 10% of such individual's reported salary and bonus.

(3) Consists of Company contributions to the Company's 401(k) Plan (the "401(k) Plan").

(4) Consists of $1,185 of Company contributions to the 401(k) Plan and $15,660 in premiums on a life insurance policy for Mr. Anderson's benefit.

(5) Consists of $1,185 of Company contributions to the 401(k) Plan and $26,100 in premiums on a life insurance policy for Mr. Leach's benefit.

(6) Consists of Company contributions to the 401(k) Plan.

(7) Consists of $880 of Company contributions to the 401(k) Plan and $5,220 in premiums on a life insurance policy for Mr. Buck's benefit.

EMPLOYMENT AGREEMENTS


     In connection with the Offering, the Company entered into an employment agreement (the "Employment Agreement") with each of Messrs. Morris, Anderson, Buck, Leach and Bradley (each, an "Executive Officer") that expires on the third anniversary of the Offering. Pursuant to the Employment Agreements, Mr. Morris serves as Chairman of the Board of Directors and Chief Executive Officer of the Company and is paid an annual base salary of $450,000, Mr. Anderson serves as President and Chief Operating Officer of the Company and is paid an annual base salary of $275,000, Mr. Buck serves as Vice President, Chief Financial Officer and Treasurer of the Company and is paid an annual base salary of $120,000, Mr. Leach serves as Vice President -- Business Development of the Company and is paid an annual base salary of $125,000, and Mr. Bradley serves as Vice
President -- Risk Services Group and General Counsel of the Company and is paid an annual base salary of $120,000. In addition to their annual base salaries, each of the Executive Officers is entitled to receive an annual bonus at the discretion of the Board of Directors. The Employment Agreements provide for salary adjustments at the discretion of the Board of Directors and further provide that the Executive Officers will be entitled to participate in Company-sponsored employee benefit plans or arrangements and other benefits generally available to employees of the Company. Each Employment Agreement provides that if the Executive Officer's employment is involuntarily terminated by the Company other than for "cause" (as defined in the Employment Agreement), the Executive Officer, subject to certain conditions, shall receive termination payments calculated in accordance with the Employment Agreement and the continuation of all welfare benefits for a period of one year after the date of termination. Subject to certain exceptions, each Executive Officer's Employment Agreement prohibits him from competing with or working for a competitor of the Company or any of its subsidiaries for a period of one year after the termination of his employment with the Company, if his employment is involuntarily terminated by the Company other than for "cause". Upon the expiration of the initial three-year term and on each subsequent anniversary thereof, each Employment Agreement automatically renews for an additional one-year period unless earlier terminated by either party upon 90 day's notice given prior to the end of the initial term or any extension. Mr. Morris' Employment Agreement does not provide for him to devote his full time to the business and affairs of the Company.


STOCK INCENTIVE PLAN

     General. The Board of Directors of the Company adopted the AMERISAFE, Inc. 1996 Stock Incentive Plan (the "Stock Incentive Plan") on August 5, 1996, subject to approval by the shareholders of the Company. A majority of the holders of the Common Stock of the Company approved the Stock Incentive Plan on August 5, 1996.


     The purpose of the Stock Incentive Plan is to enable the Company to attract and retain directors, officers and other key employees and to provide them with appropriate incentives and rewards for superior performance. The Stock Incentive Plan is to be administered by the Board of Directors of the Company (the "Board") or a duly authorized committee thereof. The Board has delegated administrative authority with respect to the Plan to the Compensation Committee. The Stock Incentive Plan affords the Compensation Committee the flexibility to respond to changes in the competitive and legal environments, thereby protecting and enhancing the Company's current and future ability to attract and retain officers and other key employees and consultants.


     The Stock Incentive Plan authorizes the granting of options to purchase shares of Class A Common Stock ("Option Rights"), stock appreciation rights ("Appreciation Rights") and restricted shares ("Restricted Shares"). The terms applicable to these various types of awards, including those terms that may be established by the Compensation Committee when making or administering particular awards, are set forth in detail in the Stock Incentive Plan.

Summary of Stock Incentive Plan.

     Shares Available Under the Stock Incentive Plan. Subject to adjustment as provided in the Stock Incentive Plan, the number of shares of Class A Common Stock that may be issued or transferred, plus the number of shares of Class A Common Stock covered by outstanding awards granted under the Stock Incentive Plan, shall not in the aggregate exceed 3,000,000.


     Eligibility. Directors, officers and other salaried employees of the Company or its subsidiaries may be selected by the Compensation Committee to receive benefits under the Stock Incentive Plan. The Stock Incentive Plan provides that, in the event the Board of Directors of the Company authorizes a committee thereof to administer the Stock Incentive Plan, grants awarded to members of such committee will require the approval of the Board of Directors of the Company.


     Option Rights. The Compensation Committee may grant Option Rights that entitle the optionee to purchase shares of Class A Common Stock. The option price is payable at the time of exercise (i) in cash or cash equivalents, (ii) by the transfer to the Company of shares of Class A Common Stock that are already owned by the optionee and have a value at the time of exercise equal to the option price, (iii) with any other legal consideration the Compensation Committee may deem appropriate, or (iv) by any combination of the foregoing methods of payment. Any grant may provide for deferred payment of the option price from the proceeds of sale through a broker of some or all of the shares of Class A Common Stock to which the exercise relates.

     Option Rights granted under the Stock Incentive Plan may be Option Rights that are intended to qualify as "incentive stock options" within the meaning of
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or Option Rights that are not intended to so qualify. At or after the date of grant of any nonqualified Option Rights, the Compensation Committee may provide for the payment of dividend equivalents to the optionee on a current, deferred or contingent basis or may provide that dividend equivalents be credited against the option price. The Compensation Committee has the authority to specify at the time Option Rights are granted that shares of Class A Common Stock will not be accepted in payment of the option price until they have been owned by the optionee for a specified period; however, the Stock Incentive Plan does not require any such holding period and would permit immediate sequential exchanges of shares of Class A Common Stock at the time of exercise of Option Rights.

     No Option Right may be exercised more than 10 years from the date of grant. Each grant must specify the conditions, including as and to the extent determined by the Compensation Committee, the period of continuous employment or continuous engagement of consulting services by the Company that are necessary before the Option Rights will become exercisable, and may provide for the earlier exercise of the Option Rights, including, without limitation, in the event of a change in control of the Company or other similar transaction or event. Successive grants may be made to the same optionee regardless of whether Option Rights previously granted to him or her remain unexercised.


     Appreciation Rights. Appreciation Rights granted under the Stock Incentive Plan may be either free-standing or granted in tandem with Option Rights. An Appreciation Right represents the right to receive from the Company the difference (the "Spread"), or a percentage thereof not in excess of 100 percent, between the base price per share of Class A Common Stock in the case of a free-standing Appreciation Right, or the option price of the related Option Right in the case of a tandem Appreciation Right, and the market value of the Class A Common Stock on the date of exercise of the Appreciation Right. Tandem Appreciation Rights may only be exercised at a time when the related Option Right is exercisable and the Spread is positive, and the exercise of a tandem Appreciation Right requires the surrender of the related Option Right for cancellation. A free-standing Appreciation Right must have a base price that is at least equal to the fair market value of a share of Class A Common Stock on the date of grant, must specify the conditions, including as and to the extent determined by the Compensation Committee, the period of continuous employment or continuous engagement of consulting services and may not be exercised more than 10 years from the date of grant. Any grant of Appreciation Rights may specify that the amount payable by the Company upon exercise may be paid in cash, shares of Class A Common Stock or combination thereof and the Compensation Committee may either reserve or grant to the recipient the right to elect among those alternatives. The Compensation Committee may provide with respect to any grant of Appreciation Rights for the payment of dividend equivalents thereon in cash or Class A Common Stock on a current, deferred or contingent basis and for the exercise of the Appreciation Rights upon a change in control.


     Restricted Shares. An award of Restricted Shares involves the immediate transfer by the Company to a participant of ownership of a specific number of shares of Class A Common Stock in consideration of the performance of services. The participant is entitled immediately to voting, dividend and other ownership rights in the shares of Class A Common Stock. The transfer may be made without additional consideration or for consideration in an amount that is less than the market value of the shares on the date of grant, as the Compensation Committee may determine.

     Restricted Shares may be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code for a period to be determined by the Compensation Committee. An example would be a provision that the Restricted Shares would be forfeited if the participant ceased to serve the Company as a director, officer or other salaried employee during a specified period of years. In order to enforce these forfeiture provisions, the transferability of Restricted Shares will be prohibited or restricted in a manner and to the extent prescribed by the Compensation Committee for the period during which the forfeiture provisions are to continue. The Compensation Committee may provide for a shorter period during which the forfeiture provisions are to apply, including, without limitation, in the event of a change in control of the Company any or other similar transaction or event.


     Transferability. Unless the agreement evidencing such grant provides otherwise, no Option Right, or other "derivative security" within the meaning of Rule 16b-3 under the Exchange Act will be transferable by a participant except by will or the laws of descent and distribution. Option Rights may not be exercised during a participant's lifetime except by the participant or, in the event of his or her incapacity, by his or her guardian or legal representative acting in a fiduciary capacity on behalf of the participant under the state law and court supervision.


     Adjustments. The maximum number of shares of Class A Common Stock that may be issued or transferred under the Stock Incentive Plan, the number of shares covered by outstanding awards and the option prices per share applicable thereto, are subject to adjustment in the event of stock dividends, stock splits, combinations of shares, recapitalizations, mergers, consolidations, spin-offs, reorganizations, liquidations, issuances of rights or warranties, and similar transactions or events. In the event of any such transaction or event, the Compensation Committee may in its discretion provide in substitution for any or all outstanding awards under the Stock Incentive Plan such alternative consideration as it may in good faith determine to be equitable in the circumstances and may require the surrender of all awards so replaced.

     Administration. The Stock Incentive Plan is administered by the Compensation Committee. In connection with its administration of the Stock Incentive Plan, the Compensation Committee is authorized to interpret the Stock Incentive Plan and related agreements and other documents. The Compensation Committee may make grants to participants under any or a combination of all of the various categories of awards that are authorized under the Stock Incentive Plan and may provide for special terms for awards to participants who are foreign nationals, as the Compensation Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom.

     Amendments. The Stock Incentive Plan may be amended from time to time by the Compensation Committee, but without further approval by the shareholders of the Company no such amendment (unless expressly allowed pursuant to the adjustment provisions described above) may cause Rule 16b-3 under the Exchange Act to cease to be applicable to the Stock Incentive Plan.

     Federal Income Tax Consequences. The following is a brief summary of certain of the federal income tax consequences of certain transactions under the Stock Incentive Plan based on federal income tax laws in effect on the date of this Prospectus. This summary is not intended to be exhaustive and does not describe state or local tax consequences.

     Nonqualified Option Rights. In general: (i) no income will be recognized by an optionee at the time a nonqualified Option Right is granted; (ii) at the time of exercise of a nonqualified Option Right, ordinary income will be recognized by the optionee in an amount equal to the difference between the option price paid for the shares of Class A Common Stock and the fair market value of such shares if they are nonrestricted on the date of exercise; and (iii) at the time of sale of shares acquired pursuant to the exercise of a nonqualified Option Right, any appreciation (or depreciation) in the value of such shares after the date of exercise will be treated as either short-term capital gain (or loss) depending on how long the shares of Class A Common Stock have been held.

     Incentive Stock Options. No income generally will be recognized by an optionee upon the grant or exercise of an incentive stock option. If shares of Class A Common Stock are issued to an optionee pursuant to the exercise of an incentive stock option and no disqualifying disposition of the shares is made by the optionee within two years after the date of grant or within one year after the transfer of the shares to the optionee, then upon the sale of the shares any amount realized in excess of the option price will be taxed to the optionee as long-term capital gain and any loss sustained will be long-term capital loss.

     If shares of Class A Common Stock acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of either holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to any excess of the fair market value of the shares of Class A Common Stock at the time of exercise (or, if less, the amount realized on the disposition of the shares in a sale or exchange) over the option price paid for the shares. Any further gain (or loss) realized by the optionee generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.

     Restricted Shares. A recipient of Restricted Shares generally will be subject to tax at ordinary income rates on the fair market value of the Restricted Shares reduced by any amount paid by the recipient at such time as the shares are no longer subject to a risk of forfeiture or restrictions on transfer for purposes of Section 83 of the Code. However, a recipient who so elects under Section 83(b) of the Code within 30 days of the date of transfer of the shares will have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of the shares (determined without regard to the risk of forfeiture or restrictions on transfer) over any purchase price paid for the shares. If a Section 83(b) election has not been made, any non-restricted dividends received with respect to Restricted Shares that are subject at that time to a risk of forfeiture or restrictions on transfer generally will be treated as compensation that is taxable as ordinary income to the recipient.

     Special Rules Applicable to Officers and Directors. In limited circumstances where the sale of shares of Class A Common Stock that are received as the result of a grant of an award could subject an officer or director to suit under Section 16(b) of the Exchange Act, the tax consequences to the officer or director may differ from the tax consequences described above. In these circumstances, unless a special election has been made, the principal difference usually will be to postpone valuation and taxation of the shares of Class A Common Stock received so long as the sale of shares of Class A Common Stock received could subject the officer or director to suit under Section 16(b) of the Exchange Act, but no longer than six months.


     Tax Consequences to the Company. To the extent that a participant recognized ordinary income in the circumstance described above, the Company or subsidiary for which the participant performs services will be entitled to a corresponding deduction provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not subject to the annual compensation limitation set forth in Section 162(m) of the Code and is not an "excess parachute payment" within the meaning of Section 280G of the Code.


     Awards. Option Rights with respect to a total of 600,000 shares of Class A Common Stock have been granted under the Stock Incentive Plan, including Option Rights granted to executive officers of the Company as set forth in the table below. The Option Rights are exercisable at a price equal to $12.00 per share and vest in equal increments on each of the first five anniversaries of the date of grant.


                                                                      OPTION RIGHTS
                                   GRANTEE                               GRANTED
                                   -------                            -------------
            Mark R. Anderson......................................       120,000
            Craig P. Leach........................................       160,000
            John R. Buck..........................................        80,000
            Zonie A. Harris.......................................        60,000
            Arthur L. Hunt........................................        60,000
            C. Allen Bradley, Jr..................................        40,000
            Andre Comeaux.........................................        20,000


In addition, an aggregate of 60,000 Option Rights have been granted to certain non-executive employees of the Company on the same terms as the grants to executive officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to August 1996, the Company did not have a Compensation Committee or other committee of the Board of Directors performing similar functions. Decisions concerning compensation of executive officers of the Company were made by the Company's Board of Directors. After the Offering, compensation decisions will be made by the Compensation Committee, currently consisting of Messrs. Jessee and Spence.

DIRECTOR COMPENSATION


     Directors who are employees of the Company will not be paid any fees or additional compensation for service as members of the Board of Directors or any committee thereof. Each non-employee director will receive $3,500 for each meeting of the Board of Directors attended. Upon completion of the Offering, non-employee directors will also receive a grant of 3,000 Restricted Shares under the Stock Incentive Plan. Such grant will vest ratably over a three-year period with 1,000 shares vesting on the first anniversary of the date of grant and 1,000 shares vesting on each of the next two succeeding anniversaries. If a non-employee director's membership on the Board of Directors of the Company is terminated for any reason (other than death or disability), the shares of restricted Class A Common Stock that have not yet vested as of the date of such termination will be forfeited. See "-- Stock Incentive Plan" above. All directors will be reimbursed for travel and other related expenses incurred in attending meetings of the Board of Directors or any committee thereof.


                             PRINCIPAL SHAREHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of August 31, 1996 by: (i) each of the Company's directors and Named Officers; (ii) all executive officers and directors of the Company as a group; and (iii) each person known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock. Except as otherwise noted, each of the holders listed below has sole voting power and investment power over the shares beneficially owned.


                                                   SHARES OF COMMON          SHARES OF COMMON
                                                  STOCK BENEFICIALLY        STOCK BENEFICIALLY
                                                  OWNED PRIOR TO THE          OWNED AFTER THE
                                                      OFFERING(1)               OFFERING(1)
                      NAME OF                    ---------------------     ---------------------
                 BENEFICIAL OWNER                  NUMBER      PERCENT       NUMBER      PERCENT
                 ----------------                ----------    -------     ----------    -------
    Millard E. Morris(2).......................  17,126,521      98.4%     17,126,521      60.3%
    Mark R. Anderson...........................     273,479       1.6         273,479       1.0
    John R. Buck...............................          --         0              --         0
    Arthur L. Hunt.............................          --         0              --         0
    Daniel J. Jessee...........................          --         0              --         0
    N. David Spence............................          --         0              --         0
    Craig P. Leach.............................          --         0              --         0
    C. Allen Bradley, Jr. .....................          --         0              --         0
    All Directors and Executive Officers as a
      Group (10 Persons).......................  17,400,000     100.0%     17,400,000      61.3%

- ---------------

(1) All shares of Common Stock beneficially owned by Messrs. Morris and Anderson are shares of Class B Common Stock, representing respectively 98.4% and 1.6% of the outstanding Class B Common Stock both before and after the Offering. Excludes 6,000 shares of Class A Common Stock to be issued to non-employee directors of the Company upon completion of the Offering pursuant to the Stock Incentive Plan.

(2) Mr. Morris' business address is 5550 LBJ Freeway, Suite 901, Dallas, Texas 75240.

                     CERTAIN TRANSACTIONS AND RELATIONSHIPS

REGISTRATION RIGHTS AGREEMENT

     In connection with the Offering, the Company granted certain registration rights to Messrs. Morris and Anderson. See "Description of Capital
Stock -- Registration Rights."


TAX MATTERS AGREEMENT



     The Company has entered into a Tax Matters Agreement with the Distributed Subsidiaries to provide for (i) the allocation of payments of taxes for periods during which the Company (or any of its affiliates other than the Distributed Subsidiaries and the direct and indirect subsidiaries thereof) and any of the Distributed Subsidiaries or the direct or indirect subsidiaries thereof are included in the same consolidated group for federal income tax purposes, (ii) the allocation of responsibility for the filing of tax returns, the conducting of tax audits and the handling of tax controversies, and (iii) various related matters.


SERVICES AGREEMENT


     In connection with the Reorganization, the Company and Auto One Acceptance Corporation ("AOAC"), which will be owned by Messrs. Morris and Anderson following the Reorganization, entered into a services agreement (the "Services Agreement"), pursuant to which the Company will continue to provide various services to AOAC, including payroll, human resources, legal, internal audit, benefits administration and similar administrative and management services that the Company has historically provided to AOAC. For such services, AOAC will pay the Company a fee of $40,000 per month, which the Company believes will cover its costs to provide these services. The Services Agreement is terminable by either the Company or AOAC on 90 days prior notice, provided however, that neither party may terminate the Services Agreement prior to the first anniversary date of the Offering. As a result of the Company's affiliation with AOAC, the terms of the Services Agreement were not, and the terms of any future amendments to the Services Agreement may not be, the result of arm's-length negotiation.



OFFICE SHARING AGREEMENT



     The Company has entered into an office sharing agreement with AOAC for its 2,500 square foot executive offices in Dallas, Texas. Under the terms of this agreement, the Company will pay to AOAC $3,700 per month, which approximates the Company's pro rata share of the cost to AOAC to lease the facilities. This agreement may be terminated by either party upon 90 days' written notice.


AIRCRAFT AGREEMENT


     The Company and AOAC have entered into an aircraft agreement (the "Aircraft Agreement") pursuant to which AOAC may use the aircraft owned by the Company for travel by AOAC's senior management in the course of AOAC's businesses. AOAC will be charged a fee for the use of such aircraft at a rate of $5,000 per month plus an additional amount based on the number of nautical miles traveled. The Company believes that the amounts payable by AOAC under the Aircraft Agreement approximate AOAC's pro rata share of the expenses related to the Company's ownership and operation of the aircraft. The Aircraft Agreement has an initial term of one year and may be terminated thereafter by either party on 90 days' written notice.


TRANSACTIONS WITH BANC ONE CORPORATION

     Daniel J. Jessee, a director of the Company, is a member of the investment committee of Banc One Capital Partners II, Ltd., the lender under the Company's existing credit agreement. Banc One Capital Corporation, a subsidiary of Banc One Corporation and of which Mr. Jessee is Vice Chairman, received a fee of $125,000 from the Company for its services in the arrangement and placement of this credit agreement. Borrowings under this credit agreement will be repaid in full with a portion of the proceeds of this Offering. See "Use of Proceeds."

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 100,000,000 shares of Class A Common Stock, par value $.01 per share, 100,000,000 shares of Class B Common Stock, par value $.01 per share, and 25,000,000 shares of Preferred Stock, par value $.01 per share. As of the date of this Prospectus and without giving effect to the shares of Class A Common Stock to be sold in the Offering, there were no shares of Class A Common Stock, 17,400,000 shares of Class B Common Stock and no shares of Preferred Stock issued and outstanding. All outstanding shares of Class B Common Stock are, and the shares of Class A Common Stock offered hereby will be, upon payment thereof, fully paid and nonassessable. The Class A Common Stock and the Class B Common Stock are referred to in this Prospectus collectively as the "Common Stock."

CLASS A COMMON STOCK AND CLASS B COMMON STOCK

     Voting Rights. Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes on all matters submitted to a vote of the shareholders. Except as otherwise required by law, the holders of the Class A Common Stock and the Class B Common Stock vote together as a single class on all matters that may be submitted to a vote or consent of the shareholders, including the election of directors. The Common Stock does not have any cumulative voting rights. Accordingly, immediately after the Offering, Mr. Morris will retain effective control of the Company through holding approximately 92.6% of the combined voting power of the outstanding Common Stock (91.8% if the Underwriters' over-allotment option is exercised in full).

     Conversion. Class A Common Stock has no conversion rights. Each share of Class B Common Stock will be convertible at any time, at the option of and without cost to the shareholder, into one share of Class A Common Stock upon surrender to the Company's transfer agent of the certificate or certificates evidencing the Class B Common Stock to be converted, together with a written notice of the election of such shareholder to convert such shares into Class A Common Stock. Shares of Class B Common Stock will also be automatically converted into shares of Class A Common Stock upon the transfer of such shares of Class B Common Stock, except as a result of (i) a transfer to a record holder's spouse, (ii) a transfer to any lineal descendant of any grandparent of a record holder, including adopted children and any such descendant's spouse,
(iii) a transfer by will or by the laws of descent and distribution, or (iv) a transfer to a voting trust or other trust (including a distribution from such trust to the trust beneficiaries), to a corporation, partnership or other entity controlled by the beneficial owner of such shares, or to the individual beneficial owner of such shares or to any such entity that will become controlled by the beneficial owner of such shares immediately after the transfer or series of transfers within any ten (10) day period. Once shares of Class B Common Stock are converted into shares of Class A Common Stock, such shares may not be converted back into Class B Common Stock.

     Dividends and Liquidation Rights. The holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine, subject to any preferential dividend rights of outstanding Preferred Stock, if any. Upon liquidation and dissolution of the Company, the holders of Class A Common Stock and Class B Common Stock are entitled to receive all assets available for distribution to shareholders, subject to any preferential amounts payable to holders of Preferred Stock, if any.

     Other Rights. The holders of Class A Common Stock and Class B Common Stock are not entitled to preemptive or subscription rights, and there are no redemption or sinking fund provisions applicable to such Common Stock.

PREFERRED STOCK

     Under the Articles, the Company has authority to issue 25,000,000 shares of Preferred Stock. As of the date of this Prospectus, no shares of Preferred Stock are outstanding and the Company has no present intention to issue any shares of Preferred Stock.

     Preferred Stock may be issued, from time to time in one or more series, and the Board of Directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, redemption rights and terms, liquidation preferences, conversion rights, voting rights and sinking fund provisions applicable to each such series of Preferred Stock. If the Company issues a series of Preferred Stock in the future that has voting rights or preference over the Common Stock with respect to the payment of dividends and upon the Company's liquidation, dissolution or winding up, the rights of the holders of the Common Stock offered hereby may be adversely affected. The issuance of shares of Preferred Stock could be utilized, under certain circumstances, in an attempt to prevent an acquisition of the Company.

REGISTRATION RIGHTS

     The Company and Millard E. Morris, the Company's Chairman of the Board and Chief Executive Officer and Mark R. Anderson, the Company's President, have entered into a Registration Rights Agreement which expires on June 30, 2007. Under this Registration Rights Agreement, beginning after June 30, 1997, Mr. Morris has the right to request the Company to effect four registrations of Class A Common Stock, subject to the right of the other shareholders to be included in such registrations and other conditions and limitations, provided that the number of shares of Class A Common Stock to be included in each such registration is not less than 1,000,000. The Registration Rights Agreement also grants secondary offering rights ("piggy back" rights) to Messrs. Morris and Anderson and, in certain cases, their transferees, subject to certain conditions and limitations, in connection with any registration of Class A Common Stock by the Company, which rights may be exercised beginning after June 30, 1997. As of the date of this Prospectus, an aggregate of 17,400,000 shares of Class A Common Stock are subject to the registration rights described above, assuming full conversion by Messrs. Morris and Anderson of their Class B Common Stock into Class A Common Stock. In all such registrations, the Company is required under the Registration Rights Agreement to bear the expenses of registration. While Messrs. Morris and Anderson have certain priority rights in such registrations, the Company has retained the right to grant registration rights to other persons, including its officers and directors.

ANTI-TAKEOVER PROVISIONS

     The Articles contain provisions which provide for a classified board of directors consisting of three classes with directors serving staggered three-year terms. Therefore, only one-third of the directors are subject to election by the shareholders each year. The Articles also include provisions eliminating the personal liability of the Company's directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the TBCA. The Articles and Bylaws include provisions indemnifying the Company's directors and officers to the full extent permitted by the TBCA, including under certain circumstances in which indemnification is otherwise discretionary. See "Management -- Limitation of Liability and Indemnification."

     The Articles and Bylaws contain a number of provisions relating to corporate governance and to the rights of shareholders. These provisions include
(i) a requirement that special meetings of shareholders may be called only by the Chairman, the President, the Board of Directors or upon the request of shareholders owning 50% or more of the shares entitled to vote at the meeting,
(ii) the authority of the Board of Directors to issue series of Preferred Stock with such voting rights and other powers as the Board of Directors may determine, and (iii) notice requirements in the Bylaws relating to nominations to the Board of Directors and to the raising of business matters at shareholder meetings.

     The provisions of the TBCA and the Articles and Bylaws discussed above would make more difficult or discourage a proxy contest or the acquisition of control by a holder of a substantial block of the Company's stock or the removal of the incumbent Board of Directors. Such provisions could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. In addition, since these provisions are designed to discourage accumulations of large blocks of the Company's stock by purchasers whose objective is to have such stock repurchased by the Company at a premium, such provisions could tend to reduce the temporary fluctuations in the market price of the Class A Common Stock which are caused by such accumulations. Accordingly, shareholders could be deprived of certain opportunities to sell their stock at a temporarily higher market price.

     The Company is also subject to certain provisions of Louisiana law applicable to insurance holding companies. Those laws prohibit the merger or acquisition of control of a domestic insurer or any person controlling a domestic insurer without the prior approval of the proposed transaction by the Louisiana Department of Insurance.

TRANSFER AGENT AND REGISTRAR


     American Stock Transfer & Trust Company is the transfer agent and registrar for the Class A Common Stock.


                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have outstanding 11,000,000 shares of Class A Common Stock (assuming the Underwriters' over-allotment option is not exercised) and 17,400,000 shares of Class B Common Stock. The Class B Common Stock is convertible on a share-for-share basis into Class A Common Stock and must be converted to effect any public sale of such stock. Of these outstanding shares, the 11,000,000 shares of Class A Common Stock sold in the Offering will be freely tradeable without restriction under the Securities Act, except for any shares purchased by an "affiliate" of the Company (as that term is defined in the Securities Act), which will be subject to the resale limitations of Rule 144 adopted under the Securities Act.

     The 17,400,000 outstanding shares of Class B Common Stock are "restricted" securities within the meaning of Rule 144 and may not be resold in a public distribution (before or upon conversion into Class A Common Stock) except in compliance with the registration requirements of the Securities Act or pursuant to Rule 144.

     In general, under Rule 144 as currently in effect, an affiliate of the Company, or person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least two years from the later of the date such restricted shares were acquired from the Company and (if applicable) the date they were acquired from an affiliate, but less than three years, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Class A Common Stock (approximately 110,000 shares immediately after the Offering) or (ii) the average weekly trading volume in the public market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. Affiliates may sell shares not constituting restricted shares in accordance with the foregoing volume limitations and other restrictions, but without regard to the two-year holding period. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least three years from the later of the date such restricted shares were acquired from the Company and (if applicable) the date they were acquired from an affiliate is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. As defined in Rule 144, an "affiliate" of an issuer is a person who directly, or indirectly through the use of one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Rule 144A under the Securities Act as currently in effect permits the immediate sale by current holders of restricted shares of all or a portion of their shares to certain qualified institutional buyers described in Rule 144A, subject to certain conditions.

     The Company and Messrs. Morris and Anderson, the Company's current shareholders, who in the aggregate hold beneficially 17,400,000 shares of Class B Common Stock, have agreed that they will not offer, sell, contract to sell, grant any option to purchase, or otherwise dispose of any shares of Class A Common Stock of the Company or any securities convertible into or exchangeable for such Class A Common Stock (other than shares and stock options to be granted pursuant to the Stock Incentive Plan), for a period of

180 days from the date of this Prospectus without the prior written consent of Smith Barney Inc. Neither the Company nor either of its existing shareholders has any present intention to request a waiver of the 180-day period. If any such waiver is requested, Smith Barney Inc. has the sole discretion whether to grant any such waiver.


     Under the Stock Incentive Plan, 3,000,000 shares of Class A Common Stock are reserved for issuance thereunder, including 6,000 shares of Class A Common Stock to be granted to non-employee directors. Options to purchase 600,000 shares of Class A Common Stock at an exercise price of $12.00 per share have been granted. See "Management -- Stock Incentive Plan" and
"Management -- Director Compensation."

     Prior to this Offering, there has been no public market for the Class A Common Stock, and no predictions can be made as to the effect, if any, that sales of shares or the availability of shares for sale will have on the prevailing market price of the Class A Common Stock. Sales of substantial amounts of Class A Common Stock in the public market could have an adverse effect on prevailing market prices.

                                  UNDERWRITING

     Upon the terms and conditions stated in the Underwriting Agreement, each Underwriter named below has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, the shares of Class A Common Stock which equal the number of shares set forth opposite the name of such Underwriter:


                                                                                 NUMBER
                               NAME OF UNDERWRITER                             OF SHARES
                               -------------------                             ----------
    Smith Barney Inc. .......................................................
    Piper Jaffray Inc. ......................................................

                                                                               ----------
              Total..........................................................  11,000,000
                                                                               ==========



     The Underwriters, for whom Smith Barney Inc. and Piper Jaffray Inc. are acting as the Representatives, have advised the Company that they propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain
dealers at a price that represents a concession not in excess of $          per
share under the public offering price. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $          per share to
certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives. The Underwriters do not intend to confirm sales of the Class A Common Stock offered hereby to accounts over which they exercise discretionary authority.


     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Class A Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are purchased.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 1,650,000 additional shares of Class A Common Stock at the price to the public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the Offering of the shares hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth next to such Underwriter's name in the preceding table bears to the total number of shares listed in such table.


     The Class A Common Stock has been approved for listing on the New York Stock Exchange, upon notice of issuance, under the symbol "ASF." In order to meet one of the requirements for listing of the Class A Common Stock on the New York Stock Exchange, the Underwriters will undertake to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.


     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company and its existing shareholders have agreed not to offer, sell, contract to sell, grant any option to purchase, or otherwise dispose of any shares of Class A Common Stock of the Company or any securities convertible into or exercisable or exchangeable for such Class A Common Stock (other than shares and stock options to be granted pursuant to the Stock Incentive Plan), except to the Underwriters pursuant to the

Underwriting Agreement, for a period of 180 days after the date of this Prospectus, without the prior written consent of Smith Barney Inc.

     Prior to the Offering, there has been no public market for the Class A Common Stock. Consequently, the public offering price for the shares offered hereby was determined by negotiations between the Company and the Representatives. Among the factors considered in determining the public offering price were the history of, and the prospects for, the Company's business and the industry in which it competes, an assessment of the Company's management, its past and present operations, its past and present revenues and earnings, and the trend of such revenues and earnings, the prospects for growth of the Company's revenues and earnings, the present state of the Company's development, the general condition of the securities market at the time of the Offering and the market prices and earnings of similar securities of comparable companies at the time of the Offering, the current state of the economy in the United States and the current level of economic activity in the industry in which the Company competes and in related or comparable industries.

                                 LEGAL MATTERS


     The validity of the shares of Class A Common Stock offered hereby will be passed upon for the Company by Jones, Day, Reavis & Pogue, Dallas, Texas. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Dewey Ballantine, New York, New York. As to matters of Texas law, Dewey Ballantine will rely on the opinion of Jones, Day, Reavis & Pogue.


                                    EXPERTS

     The consolidated financial statements of AMERISAFE, Inc. and subsidiaries at December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Class A Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares of Class A Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof. Statements made in this Prospectus as to the contents of any contract or any other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement herein shall be deemed qualified in its entirety by such reference. Copies of such materials may be examined without charge at, or obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, New York, New York 10048.

     The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission and that is located at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
Report of Independent Auditors........................................................   F-2
Consolidated Balance Sheets at December 31, 1994 and 1995 and at June 30, 1996
  (unaudited).........................................................................   F-3
Consolidated Statements of Income for the years ended December 31, 1993, 1994 and 1995
  and the six months ended June 30, 1995 and 1996 (unaudited).........................   F-4
Consolidated Statements of Changes in Stockholders' Equity for the years ended
  December 31, 1993, 1994 and 1995 and the six months ended June 30, 1996
  (unaudited).........................................................................   F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1993, 1994 and
  1995 and the six months ended June 30, 1995 and 1996 (unaudited)....................   F-6
Notes to Consolidated Financial Statements............................................   F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
AMERISAFE, Inc.

     We have audited the accompanying consolidated balance sheets of AMERISAFE, Inc. and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AMERISAFE, Inc. and subsidiaries at December 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, the
Company effected a reorganization on           , 1996, resulting in a change in
the reporting entity.

Dallas, Texas
          , 1996

     The foregoing report is in the form that will be signed upon completion of transactions described in the first paragraph of Note 1 to the consolidated financial statements.

                                            ERNST & YOUNG LLP

Dallas, Texas

September 19, 1996

                        AMERISAFE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                                             PRO FORMA
                                                                                                           STOCKHOLDERS'
                                                                                                              EQUITY
                                                                           DECEMBER 31,                      (NOTE 1)
                                                                        -------------------    JUNE 30,      JUNE 30,
                                                                         1994        1995        1996          1996
                                                                        -------    --------    --------    -------------
                                                                                                     (UNAUDITED)
                                                         ASSETS
Investments:
  Investments held-to-maturity -- fixed maturities at amortized cost
    (fair value: 1994 -- $48,324; 1995 -- $66,840; 1996 -- $68,434)...  $49,618    $ 65,052    $ 68,795
  Investments available-for-sale, at fair value:
    Equity securities (cost: 1994 -- $1,317; 1995 -- $2,748;
      1996 -- $3,641).................................................    1,253       3,076       4,083
    Fixed maturities (cost: 1994 -- $125; 1995 -- $3,291;
      1996 -- $3,000).................................................      125       3,363       3,016
                                                                        -------    --------    --------
        Total investments.............................................   50,996      71,491      75,894
Cash and cash equivalents.............................................    5,264      10,202      14,688
Receivable for securities sold or matured.............................      312         868          --
Recoverable from reinsurers...........................................   10,941      13,360      14,330
Recoverable from state funds..........................................      405         401         470
Agents balances in course of collection...............................    8,815       9,654      10,043
Accrued interest receivable...........................................      811       1,105       1,303
Notes receivable from affiliates......................................    2,176       2,387       2,993
Real estate, furniture and equipment, net.............................    4,269       5,906       7,150
Deferred federal income taxes.........................................    2,303       1,891       2,323
Other assets..........................................................    1,799       3,175       4,711
                                                                        -------    --------    --------
        Total assets..................................................  $88,091    $120,440    $133,905
                                                                        =======    ========    ========

                                          LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Reserves for claims and claim settlement expenses...................  $40,939    $ 55,427    $ 62,345
  Unearned premiums...................................................    4,229       3,581       4,460
  Funds held under reinsurance treaties...............................      164         166         428
  Reinsurance premiums payable........................................      113       1,426       1,589
  Amounts held for others.............................................    5,923      10,299      11,014
  Accounts payable and accrued liabilities............................    3,391       7,290       4,689
  Notes payable.......................................................    7,479       8,232      12,425
  Notes payable to shareholder and affiliates.........................    3,377       1,881         513
                                                                        -------    --------    --------
        Total liabilities.............................................   65,615      88,302      97,463

Commitments and contingencies

Stockholders' equity (deficit):
  Preferred stock, $0.01 par value, 25,000,000 shares authorized:
    Series B -- cumulative convertible 8% preferred stock, issued and
      outstanding shares -- 510.167...................................       --          --          --       $     --
  Class A common stock, $0.01 par value, Authorized
    shares -- 100,000,000
    Issued and outstanding shares -- None.............................       --          --          --             --
  Class B common stock, $0.01 par value:
    Authorized shares -- 100,000,000
    Issued and outstanding shares -- 11,884,647.......................      119         119         119            174
  Additional paid-in capital..........................................    1,362       1,362       1,362             --
  Retained earnings (deficit).........................................   21,059      30,393      34,645        (28,019)
  Unrealized gain (loss) on securities available-for-sale, net of
    taxes.............................................................      (64)        264         316            316
                                                                        -------    --------    --------       --------
        Total stockholders' equity (deficit)..........................   22,476      32,138      36,442       $(27,529)
                                                                                                              ========
                                                                        -------    --------    --------
        Total liabilities and stockholders' equity....................  $88,091    $120,440    $133,905
                                                                        =======    ========    ========


                See notes to consolidated financial statements.

                        AMERISAFE, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                 SIX MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,            JUNE 30,
                                               -----------------------------    ------------------
                                                1993       1994       1995       1995       1996
                                               -------    -------    -------    -------    -------
                                                                                   (UNAUDITED)
Revenues:
  Premiums earned............................  $35,902    $40,461    $58,167    $23,134    $30,678
  Service fee income.........................      987      2,468      4,110      1,446      3,605
  Investment income..........................    2,146      2,484      4,519      1,842      2,743
  Fees and other from affiliates.............    2,154      1,732      2,881      1,004      1,125
                                               -------    -------    --------   -------    -------
          Total revenues.....................   41,189     47,145     69,677     27,426     38,151
Expenses:
  Claims and claim settlement expenses.......   20,262     25,250     32,924     13,545     18,356
  Commissions and other underwriting
     expenses................................    7,555      8,507     13,524      6,101      8,377
  General and administrative.................    2,798      4,406      6,810      2,157      4,093
  Interest...................................      850        726        845        420        632
  Depreciation and amortization..............      240        703      1,006        364        758
                                               -------    -------    --------   -------    -------
          Total expenses.....................   31,705     39,592     55,109     22,587     32,216
                                               -------    -------    --------   -------    -------
Income before federal income taxes...........    9,484      7,553     14,568      4,839      5,935
Federal income taxes.........................    2,768      2,414      5,234      1,430      1,683
                                               -------    -------    --------   -------    -------
Net income...................................  $ 6,716    $ 5,139    $ 9,334    $ 3,409    $ 4,252
                                               =======    =======    ========   =======    =======
Pro forma net income per share...............                        $  0.42               $  0.19
                                                                     ========              =======
Pro forma weighted average shares
  outstanding................................                         22,061                22,061
                                                                     ========              =======


                See notes to consolidated financial statements.

                        AMERISAFE, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)


                                                                                       UNREALIZED
                                                                                          GAIN
                                                                                         (LOSS)
                                                                                           ON
                                                             ADDITIONAL                SECURITIES
                                      PREFERRED    COMMON     PAID-IN      RETAINED    AVAILABLE-
                                        STOCK      STOCK      CAPITAL      EARNINGS     FOR-SALE      TOTAL
                                      ---------    ------    ----------    --------    ----------    -------
Balance at January 1, 1993...........   $  --       $119       $ (118)      $ 9,204       $ 55       $ 9,260
  Net income.........................      --         --           --         6,716         --         6,716
  Change in unrealized gain/loss on
     securities available-for-sale...      --         --           --            --        (59)          (59)
  Issuance of redeemable cumulative
     preferred stock.................      --         --        1,480            --         --         1,480
                                        -----       ----       ------       -------       ----       -------
Balance at December 31, 1993.........      --        119        1,362        15,920         (4)       17,397
  Net income.........................      --         --           --         5,139         --         5,139
  Change in unrealized gain/loss on
     securities available-for-sale...      --         --           --            --        (60)          (60)
                                        -----       ----       ------       -------       ----       -------
Balance at December 31, 1994.........      --        119        1,362        21,059        (64)       22,476
  Net income.........................      --         --           --         9,334         --         9,334
  Change in unrealized gain/loss on
     securities available-for-sale,
     net of deferred income taxes....      --         --           --            --        328           328
                                        -----       ----       ------       -------       ----       -------
Balance at December 31, 1995.........      --        119        1,362        30,393        264        32,138
  Net income (unaudited).............      --         --           --         4,252         --         4,252
  Change in unrealized gain/loss on
     securities available-for-sale,
     net of deferred income taxes
     (unaudited).....................      --         --           --            --         52            52
                                        -----       ----       ------       -------       ----       -------
Balance at June 30, 1996
  (unaudited)........................   $  --       $119       $1,362       $34,645       $316       $36,442
                                        =====       ====       ======       =======       ====       =======


                See notes to consolidated financial statements.

                        AMERISAFE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                                          SIX MONTHS
                                                                      YEAR ENDED DECEMBER 31,           ENDED JUNE 30,
                                                                  --------------------------------    -------------------
                                                                    1993        1994        1995       1995        1996
                                                                  --------    --------    --------    -------    --------
                                                                                                          (UNAUDITED)
OPERATING ACTIVITIES:
  Net income....................................................  $  6,716    $  5,139    $  9,334    $ 3,409    $  4,252
  Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization.............................       240         703       1,006        364         758
      Deferred income tax (benefit) expense.....................      (772)       (121)        203       (200)       (432)
      Investment (gains) losses, net............................      (176)         18        (133)        (5)         (7)
      Changes in operating assets and liabilities:
        Accounts receivable and recoverables....................    (3,278)       (565)       (200)     1,030        (389)
        Reserves for unpaid claims and claim settlement
          expenses..............................................     8,383       6,518      14,489      5,729       6,918
        Unearned premiums.......................................     1,580       2,638        (648)    (1,775)        879
        Reinsurance balances....................................    (2,607)     (2,491)     (1,103)    (1,015)       (545)
        Amounts held for others.................................       512       1,565       4,376      2,769         715
        Accounts payable and accrued liabilities................      (468)        111       3,846       (734)     (2,601)
        Other, net..............................................       100        (560)     (2,021)     1,513      (1,990)
                                                                  --------    --------    --------    -------    --------
Net cash provided by operating activities.......................    10,230      12,955      29,149     11,085       7,558
INVESTING ACTIVITIES:
  Purchases of investments held-to-maturity.....................   (13,937)    (29,770)    (28,820)    (7,317)    (11,685)
  Proceeds from maturity of investments held-to-maturity........     2,158      11,713       8,386      1,494       8,608
  Purchases of investments available-for-sale...................      (645)       (561)     (1,777)      (500)       (891)
  Sales and maturities of investments available-for-sale........     2,284         384       1,805        847         555
  Net decrease in other invested assets.........................       897          --          --         --          --
  Purchase of subsidiary, net of cash acquired..................        --          --        (218)        --          --
  Purchases of real estate, furniture and equipment.............    (1,702)     (1,347)     (2,460)      (876)     (1,878)
  Decrease (increase) in loans to stockholders and affiliates...     1,470      (2,871)       (211)        --        (606)
  Decrease in interest-bearing deposits in banks................        --         265          --         --          --
                                                                  --------    --------    --------    -------    --------
Net cash used in investing activities...........................    (9,475)    (22,187)    (23,295)    (6,352)     (5,897)
FINANCING ACTIVITIES:
  Proceeds from revolving and short-term notes payable..........        --       6,000          --         --      10,000
  Proceeds from notes payable...................................     1,140         265       1,475        355         395
  Principal payments on notes payable and capital lease
    obligations.................................................      (638)     (2,075)     (1,922)      (891)     (6,202)
  Proceeds from loans from shareholder and affiliates...........        --       2,773         528        369          --
  Principal payments on notes payable to shareholder and
    affiliates..................................................      (528)     (4,101)       (997)        --      (1,368)
                                                                  --------    --------    --------    -------    --------
Net cash (used in) provided by financing activities.............       (26)      2,862        (916)      (167)      2,825
                                                                  --------    --------    --------    -------    --------
Increase (decrease) in cash and cash equivalents................       729      (6,370)      4,938      4,566       4,486
Cash and cash equivalents at beginning of period................    10,905      11,634       5,264      5,264      10,202
                                                                  --------    --------    --------    -------    --------
Cash and cash equivalents at end of period......................  $ 11,634    $  5,264    $ 10,202    $ 9,830    $ 14,688
                                                                  ========    ========    ========    =======    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Interest paid...............................................  $    833    $    743    $    845    $   420    $    536
    Income taxes paid...........................................  $  1,926    $  2,570    $  4,644    $ 1,800    $  3,000
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
    Other assets acquired with the issuance of notes payable....  $     --    $     --    $  1,200    $    --    $     --
    Dividend from affiliate for note payable....................  $     --    $     --    $  1,027    $    --    $     --
    Debt converted to redeemable cumulative preferred stock.....  $  1,480    $     --    $     --    $    --    $     --


                See notes to consolidated financial statements.

                        AMERISAFE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Reorganization


     AMERISAFE, Inc. (formerly Gulf Universal Holdings, Inc.) (AMERISAFE) was
reorganized on             , 1996, resulting in a change in the reporting
entity. Prior to this reorganization the subsidiaries were American Interstate Insurance Company and subsidiaries (American Interstate), Auto One Acceptance Corporation and subsidiaries (Auto One), Gulf Universal Insurance, Ltd. (LTD), Mor-Tem Systems, Inc. and subsidiaries (Mor-Tem), Systems Operations, Inc. (d.b.a. Engineered Mechanical Services) (EMS) and Gulf Air, Inc. In connection with this reorganization, the common stock of certain insurance agency subsidiaries of Mor-Tem and EMS, and an $8.0 million note payable bearing interest at 8.0% per annum were exchanged for the Class B Common Stock of AMERISAFE held by a minority shareholder. Prior to the exchange, the Company made a capital contribution of approximately $6.0 million to a subsidiary of MorTem in the form of a note payable which bears interest at 8.0% per annum. The
Company realized a gain from discontinued operations of approximately $       on
          , 1996, in connection with the split-off of these subsidiaries. The net assets and operations of these subsidiaries are not separately disclosed in the accompanying financial statements as they are not material. Following the split-off of the insurance agency subsidiaries of Mor-Tem and EMS the Company distributed the common stock of Auto One and LTD to the remaining shareholders on a pro rata basis. The distribution of Auto One and LTD was accounted for as a reorganization of commonly controlled entities and was accounted for in a manner similar to a "pooling of interests" (see Note 4). Prior to these distributions, the Company made a capital contribution of $50.0 million to Auto One in the form of a note payable which bears interest at 8.0% per annum. Accordingly, the historical consolidated financial statements of AMERISAFE have been recast to include, at historical cost, only the individual companies which were not spun off to the shareholders for all periods presented. Management currently expects to repay the aforementioned notes payable issued in connection with the reorganization with a portion of the proceeds of a planned initial public offering of the Company's Class A Common Stock. Accordingly, historical net income per share has been deleted and pro forma net income per share, giving effect to the number of shares whose proceeds will be necessary to repay the notes payable, has been calculated for the most recent annual and interim periods. The effect of this change in the reporting entity was a decrease in net income of $5,465,000 in 1993, $2,930,000 in 1994, $1,160,000 in 1995 and
$837,000 and $601,000 in the six months ended June 30, 1995 and 1996, respectively. The effect of the change in the reporting entity on pro forma net income per share was a decrease of $0.05 in 1995 and $0.03 in the six months ended June 30, 1996.



     On August 8, 1996, AMERISAFE's Board of Directors approved a change in the Company's capital structure for a 3,603.63-for-one stock split, the reclassification of the Company's common stock to Class B Common Stock, the authorization of the Class A Common Stock, a change in the par value of the Preferred Stock from $1.00 per share to $.01 per share, and an increase in the number of authorized shares of Class A Common Stock, Class B Common Stock and Preferred Stock to 100,000,000 shares, 100,000,000 shares and 25,000,000 shares, respectively, effected by amendment to the Company's articles of incorporation. The accompanying consolidated financial statements reflect the above changes to the Company's capital structure for all periods presented.


     The characteristics of the Class B Common Stock are identical to those of Class A Common Stock, except that each holder of the Class B Common Stock is entitled to ten votes for each share held.

  Basis of Presentation

     The consolidated financial statements include the accounts of AMERISAFE and its wholly-owned subsidiaries: American Interstate, Mor-Tem Risk Management, Inc., Hammerman & Gainer, Inc. (H&G) and Gulf Air, Inc., collectively referred to as the "Company."

                        AMERISAFE, INC. AND SUBSIDIARIES

     American Interstate is a property/casualty insurance company domiciled in the state of Louisiana and conducts business primarily in the southeastern United States. American Interstate writes primarily workers' compensation and general liability coverage for the logging industry. It expanded its workers' compensation business beyond the logging industry beginning in 1994, but that industry group still accounts for approximately 60% of the Company's 1995 premiums earned. Assets and revenues of American Interstate represent approximately 93% and 90%, respectively, of the 1995 consolidated amounts.

     Mor-Tem Risk Management, Inc. is domiciled in the state of Louisiana and provides safety engineering and claims settlement services. On September 1, 1995, the Company acquired H&G, a claims settlement company, for $1,500,000 (including notes payable of $1,200,000). The assets and liabilities of H&G at September 1, 1995, have been recorded at their estimated fair values which, except for certain intangible assets, were not significantly different from their net carrying values. The unamortized balance of $1,035,000 of intangible assets arising from this acquisition is included in other assets at December 31, 1995 and is being amortized on a straight-line basis generally over a 15 year life. Risk management and claims settlement related assets and revenues represent approximately 2% and 5%, respectively, of the 1995 consolidated amounts.


  Interim Financial Statements



     The interim financial statements for the six months ended June 30, 1995 and 1996 are unaudited. In the opinion of management, such statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for fair presentations of financial position, results of operations and cash flows.


  Principles of Consolidation

     All significant intercompany balances and transactions have been eliminated in consolidation.

  Cash and Cash Equivalents

     The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

  Investments

     The Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (Statement No.
115), for its investments effective January 1, 1994. Pursuant to Statement No. 115, the Company determines the appropriate classification of investments in debt and equity securities at the time of purchase. If the Company has the intent and ability at the time of purchase to hold debt securities until maturity, they are classified as investments held-to-maturity and carried at amortized cost (unless a permanent impairment in value exists). At the date of adoption of the new accounting standard, and at the end of 1994, the Company had classified substantially all of its debt securities as held-to-maturity. Debt securities for which management does not have the ability or intent to hold until maturity are classified as available-for-sale and carried at market value; temporary changes in market value are recognized in stockholders' equity as unrealized gains or losses, net of deferred income tax. The Company has no securities acquired for trading purposes.

     Equity and certain other securities are considered available-for-sale and are carried at market value. Temporary changes in the market value are reported in stockholders' equity as unrealized gains or losses on securities available-for-sale, net of deferred income tax. This method of reporting is consistent with the manner in which investments in equity securities were reported prior to adoption of Statement No. 115. No future income tax benefit was recorded for the unrealized loss applicable to equity securities at December 31, 1993 and 1994, as the amounts were not material.

                        AMERISAFE, INC. AND SUBSIDIARIES

     The discount or premium on debt securities is amortized using the interest method. Anticipated prepayments are not considered when determining the amortization of premiums or discounts as the unamortized amounts are not material.

  Real Estate, Furniture and Equipment

     The Company's office building, furniture, and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated primarily by the straight-line method over the estimated useful lives of the respective assets, generally 39 years for the building, and three to seven years for furniture and equipment.

  Premium Revenue

     Insurance premiums on workers' compensation and general liability coverages are based on actual payroll costs or production during the policy term and are generally billed monthly in arrears; accordingly, there are no significant unearned premiums on these lines of business except assigned risk workers' compensation policies. However, the Company requires a deposit of 5% to 25% of the estimated annual premium at the inception of the policy; such deposits are included in amounts held for others.

     All other insurance premiums are reflected in earnings over periods covered by the policies. Unearned premiums on these policies are computed on a daily pro rata basis.

  Reserves for Claims and Claim Settlement Expenses

     Reserves for claims and claim settlement expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through the respective balance sheet dates. The Company does not discount claims and claim settlement expense reserves. The reserves for unpaid claims and claim settlement expenses are estimated using individual case-basis valuations, statistical analyses, and estimates based upon experience for unreported claims and claim settlement expenses. Such estimates may be more or less than the amounts ultimately paid when the claims are settled. The estimates are subject to the effects of trends in loss severity and frequency. Although considerable variability is inherent in such estimates, management believes that the reserves for claims and claim settlement expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.


     Salvage and subrogation recoverables are estimated using the "case-basis" method for large recoverables and historical statistics for smaller recoverables. Such amounts deducted from the liability for claims and claim settlement expenses were $237,000 and $250,000 at December 31, 1994 and 1995, respectively, and $285,000 at June 30, 1996 (unaudited).


  Federal Income Taxes

     AMERISAFE, its subsidiaries and the former subsidiaries of AMERISAFE have historically filed a consolidated federal income tax return. The consolidated tax liability is allocated among the participants in accordance with the ratio of each participant's taxable income to the consolidated taxable income of the group.

     Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company has not established a valuation allowance for the

                        AMERISAFE, INC. AND SUBSIDIARIES
deferred income tax asset at December 31, 1994 and 1995 or at June 30, 1996 as management has concluded the entire deferred income tax asset will be realized.


  Pro Forma Net Income per Share


     Pro forma net income per share was computed based on the weighted average number of common and common equivalent shares outstanding. The weighted average shares outstanding for each period include common equivalent shares attributable to convertible preferred stock (5,515,353 shares), outstanding stock options (85,714 shares) using the treasury stock method, incremental shares from the expected issuance of Class A Common Stock (6,000 shares) and pro forma shares for the number of shares whose proceeds would be necessary to pay certain debts originated in connection with the reorganization of AMERISAFE to be paid from the proceeds of the Company's initial public offering of its Class A Common Stock (4,569,357 shares) (See Note 8). Incremental shares resulting from the issuance of convertible preferred stock and stock options issued prior to the Company's initial public offering have been included in the weighted average shares outstanding for all periods for which net income per share is presented. All Class A common share and per share data have been restated to adjust for the 3,603.63-for-one stock split of the Company's Common Stock.


  Reinsurance

     Reinsurance premiums, claims, and claim settlement expenses are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

  Stock-Based Compensation

     The Company grants stock options for a fixed number of shares to employees and non-employee directors with an exercise price equal to the fair value at grant date. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and accordingly, recognizes no compensation expense for the stock option grants. Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (Statement No. 123), as if the Company had accounted for its stock options under the fair value method of Statement No.
123. The Company will make the pro forma disclosures required by Statement No. 123 when stock options are granted.

  Use of Estimates

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

                        AMERISAFE, INC. AND SUBSIDIARIES

2. INVESTMENTS

     The Company believes its investments do not pose unusual credit risk and are widely diversified. In excess of 95% of the Company's investments in debt securities at December 31, 1995 have investment agency ratings of AA or higher. The remaining debt securities are investment grade or better.

     A summary of net investment income is as follows (in thousands):


                                                                                 SIX MONTHS
                                                 YEAR ENDED DECEMBER 31,       ENDED JUNE 30,
                                                --------------------------    ----------------
                                                 1993      1994      1995      1995      1996
                                                ------    ------    ------    ------    ------
                                                                                (UNAUDITED)
    Fixed maturities..........................  $1,510    $2,171    $3,199    $1,456    $2,136
    Equity securities.........................     279        74       193         5        36
    Other.....................................     373       255     1,150       389       598
                                                ------    ------    ------      ----    ------
    Total investment income...................   2,162     2,500     4,542     1,850     2,770
    Less investment expenses..................      16        16        23         8        27
                                                ------    ------    ------      ----    ------
    Net investment income.....................  $2,146    $2,484    $4,519    $1,842    $2,743
                                                ======    ======    ======      ====    ======



     The cost or amortized cost and fair values of investments in debt securities held-to-maturity at December 31, 1994 and 1995 and June 30, 1996, are summarized as follows (in thousands):


                                                   COST OR       GROSS         GROSS
                                                  AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                                    COST         GAINS         LOSSES       VALUE
                                                  ---------    ----------    ----------    -------
    DECEMBER 31, 1994
    U.S. Treasury securities and obligations of
      U.S. Government agencies..................   $17,760       $    7        $  359      $17,408
    Corporate securities........................     2,119           10            48        2,081
    Obligations of states and political
      subdivisions..............................    29,739          127         1,031       28,835
                                                   -------       ------        ------      -------
    Totals......................................   $49,618       $  144        $1,438      $48,324
                                                   =======       ======        ======      =======


    DECEMBER 31, 1995
    U.S. Treasury securities and obligations of
      U.S. Government agencies..................   $28,530       $  721        $    4      $29,247
    Corporate securities........................     2,768           44            --        2,812
    Obligations of states and political
      subdivisions..............................    33,754        1,037            10       34,781
                                                   -------       ------        ------      -------
    Totals......................................   $65,052       $1,802        $   14      $66,840
                                                   =======       ======        ======      =======
    JUNE 30, 1996 (UNAUDITED)
    U.S. Treasury securities and obligations of
      U.S. Government agencies..................   $34,170       $  116        $  786      $33,500
    Corporate securities........................     3,283            6           134        3,155
    Obligations of states and political
      subdivisions..............................    31,342          543           106       31,779
                                                   -------       ------        ------      -------
    Totals......................................   $68,795       $  665        $1,026      $68,434
                                                   =======       ======        ======      =======

                        AMERISAFE, INC. AND SUBSIDIARIES

     Unrealized gains and losses on investments in securities available-for-sale are reported directly in stockholders' equity (net of deferred income taxes) and do not affect operations. The gross unrealized gains and losses on, and the cost and fair value of, those investments at December 31, 1994 and 1995 and June 30, 1996 are summarized as follows (in thousands):


                                                    COST OR       GROSS         GROSS
                                                   AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                                     COST         GAINS         LOSSES      VALUE
                                                   ---------    ----------    ----------    ------
    DECEMBER 31, 1994
    Common stocks................................    $1,317        $ --           $64       $1,253
    Debt securities..............................       125          --            --          125
                                                     ------        ----           ---       ------
    Totals.......................................    $1,442        $ --           $64       $1,378
                                                     ======        ====           ===       ======


    DECEMBER 31, 1995
    U.S. Treasury securities and obligations of
      U.S. Government agencies...................    $3,191        $ 72           $ 3       $3,260
    Other debt securities........................       100           3            --          103
                                                     ------        ----           ---       ------
      Total debt securities......................     3,291          75             3        3,363
    Common stocks (primarily mutual funds).......     2,748         342            14        3,076
                                                     ------        ----           ---       ------
    Totals.......................................    $6,039        $417           $17       $6,439
                                                     ======        ====           ===       ======
    JUNE 30, 1996 (UNAUDITED)
    U.S. Treasury securities and obligations of
      U.S. Government agencies...................    $2,900        $ 19           $ 5       $2,914
    Other debt securities........................       100           2            --          102
                                                     ------        ----           ---       ------
      Total debt securities......................     3,000          21             5        3,016
    Common stocks (primarily mutual funds).......     3,641         491            49        4,083
                                                     ------        ----           ---       ------
    Totals.......................................    $6,641        $512            54       $7,099
                                                     ======        ====           ===       ======


     A summary of the cost or amortized cost and fair value of investments in debt securities by contractual maturity at December 31, 1995 is as follows (in thousands):

                                                      HELD-TO-MATURITY         AVAILABLE-FOR-SALE
                                                   -----------------------    --------------------
                                                    COST OR                    COST OR
                                                   AMORTIZED       FAIR       AMORTIZED      FAIR
                                                     COST         VALUE          COST       VALUE
                                                   ---------    ----------    ----------    ------
    Maturity
      In 1996....................................   $ 8,912       $ 8,948       $1,196      $1,210
      In 1997 through 2001.......................    29,244        30,017        2,095       2,153
      In 2002 through 2006.......................    24,022        24,866           --          --
      After 2006.................................     2,874         3,009           --          --
                                                    -------       -------       ------      ------
                                                    $65,052       $66,840       $3,291      $3,363
                                                    =======       =======       ======      ======

     The actual maturities of the debt securities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     At December 31, 1995, there were $365,000 of short-term investments (included in cash and cash equivalents) and $3,316,000 of held-to-maturity investments on deposit, as required, with regulatory agencies of states in which the Company does business.

                        AMERISAFE, INC. AND SUBSIDIARIES

     Proceeds from sales or maturities of available-for-sale securities during 1993, 1994 and 1995 were approximately $2,284,000, $384,000 and $1,805,000, respectively, and $847,000 and $1,774,000 for the six months ended June 30, 1995 and 1996, respectively. Gross gains of $147,000, $26,000, $174,000, $6,000 and
$7,000 and gross losses of $38,000, $4,000, $1,000 and $0 were realized on these securities during 1993, 1994, 1995 and the six months ended June 30, 1995 and 1996 (unaudited), respectively. Realized gains and losses are determined on the basis of the cost of the specific security sold.


     During 1995, Silver Oak Casualty, Inc. (Silver Oak), a subsidiary of American Interstate, disposed of two held-to-maturity debt securities prior to their stated maturities to satisfy its liquidity needs. As a result, on the basis of the likelihood that other sales may occur in the future, all of Silver Oak's debt securities, with an aggregate amortized cost of approximately $3,300,000 and an unrealized loss of approximately $25,000, were transferred to the available-for-sale portfolio.

     American Interstate sold a held-to-maturity debt security during 1995 prior to its stated maturity. The security, which had a carrying value of $300,000, was sold at a loss of $8,000. The sale was the result of a downgrade in the investment rating of the security by Standard and Poor's rating agency and is considered an isolated event. The Company's management intends to hold the remaining held-to-maturity portfolio until maturity.

3. REINSURANCE

     The Company cedes reinsurance to various unaffiliated reinsurers under excess-of-loss policies. Those reinsurance arrangements allow management to control exposure to potential losses arising from larger risks and provide additional capacity for growth. Generally, the Company retains $200,000 per occurrence.

     The effect of reinsurance on premiums written and earned in 1993, 1994 and 1995 was as follows (in thousands):

                                                                                      NET
                                                            DIRECT       CEDED      PREMIUMS
                                                            -------     -------     --------
    1993 Premiums
      Written.............................................  $45,660     $(8,189)    $37,471
      Earned..............................................   43,995      (8,093)     35,902
    1994 Premiums
      Written.............................................  $50,900     $(8,033)    $42,867
      Earned..............................................   48,262      (7,801)     40,461
    1995 Premiums
      Written.............................................  $66,184     $(8,336)    $57,848
      Earned..............................................   66,832      (8,665)     58,167


     Claims and claim settlement expenses were reduced by reinsurance recoveries of $5,462,000, $3,906,000 and $5,398,000 in 1993, 1994 and 1995, respectively, and $2,437,000 and $2,162,000 for the six months ended June 30, 1995 and 1996 (unaudited), respectively.

                        AMERISAFE, INC. AND SUBSIDIARIES

     Amounts recoverable from reinsurers consist of the following (in thousands):


                                                               DECEMBER 31,
                                                            ------------------     JUNE 30,
                                                             1994       1995         1996
                                                            -------    -------    -----------
                                                                                  (UNAUDITED)
    Recoverable ceded reserves for unpaid claims and claims
      settlement expenses:
         Case basis........................................ $ 8,321    $ 9,780      $10,261
         Incurred but not reported.........................   1,376      2,343        3,073
                                                            -------    -------      -------
                                                              9,697     12,123       13,334
    Paid claims recoverable................................     915      1,237          996
    Ceded unearned premiums................................     329         --           --
                                                            -------    -------      -------
    Total.................................................. $10,941    $13,360      $14,330
                                                            =======    =======      =======


     The five largest unsecured reinsurance recoverables associated with unaffiliated reinsurers at December 31, 1995, are shown below (in thousands). The A.M. Best rating for the reinsurer is shown parenthetically.


    General Reinsurance Corporation (A++).......................................  $2,710
    Insurance Corporation of Hannover (A-)......................................   1,256
    Reliance Insurance Company (A-).............................................   2,897
    Skandia America Reinsurance Corporation (A-)................................   2,655
    TIG Reinsurance Corporation (A).............................................   1,045


     Ceded reinsurance contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreements. To minimize its exposure to significant losses from reinsurer insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers.

                        AMERISAFE, INC. AND SUBSIDIARIES

4. FEDERAL INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal income tax purposes. The Company's deferred income tax assets and liabilities are as follows (in thousands):


                                                                DECEMBER 31,
                                                              ----------------     JUNE 30,
                                                               1994      1995        1996
                                                              ------    ------    -----------
                                                                                  (UNAUDITED)
    Deferred income tax assets:
      Discounting of unpaid claims..........................  $2,291    $2,350      $ 2,978
      20% reduction of unearned premiums....................     269       245          305
      Other.................................................     149       202           --
                                                              ------    ------       ------
                                                               2,709     2,797        3,283
    Deferred income tax liabilities:
      Commissions on deposit premiums.......................     (82)     (155)        (155)
      Deferred policy acquisition costs.....................    (153)     (108)        (208)
      Unrealized gain on securities available-for-sale......      --      (161)        (148)
      Conversion of acquired subsidiary from cash to accrual
         basis of accounting................................      --      (193)        (193)
      Other.................................................    (171)     (289)        (256)
                                                              ------    ------       ------
                                                                (406)     (906)        (960)
                                                              ------    ------       ------
    Net deferred federal income tax asset...................  $2,303    $1,891      $ 2,323
                                                              ======    ======       ======


     The components of consolidated federal income tax expense are as follows (in thousands):


                                                                                 SIX MONTHS
                                                 YEAR ENDED DECEMBER 31,       ENDED JUNE 30,
                                                --------------------------    ----------------
                                                 1993      1994      1995      1995      1996
                                                ------    ------    ------    ------    ------
                                                                                (UNAUDITED)
    Current...................................  $3,540    $2,535    $4,822    $1,630    $2,113
    Deferred..................................    (772)     (121)      412      (200)     (430)
                                                ------    ------    ------      ----    ------
    Total.....................................  $2,768    $2,414    $5,234    $1,430    $1,683
                                                ======    ======    ======      ====    ======


     Federal income tax expense is different from the amount computed by applying the U.S. federal income tax statutory rate of 34% to income before federal income taxes as follows (in thousands):


                                                     YEAR ENDED DECEMBER 31,       SIX MONTHS
                                                    --------------------------       ENDED
                                                     1993      1994      1995       JUNE 30,
                                                    ------    ------    ------        1996
                                                                                  ------------
                                                                                  (UNAUDITED)
    Income tax computed at federal statutory tax
      rate........................................  $3,225    $2,568    $4,953       $2,018
    Tax exempt interest, net......................    (297)     (404)     (478)        (236)
    Dividends received deduction..................     (17)      (22)     (399)          (9)
    Change in accrual for prior taxes.............      --        --       700           --
    Other.........................................    (143)      272       458          (90)
                                                    ------    ------    ------       ------
                                                    $2,768    $2,414    $5,234       $1,683
                                                    ======    ======    ======       ======


     In connection with the reorganization (see Note 1), the Company distributed the stock of certain subsidiaries to shareholders of the Company in a transaction intended to qualify as tax-free distributions for

                        AMERISAFE, INC. AND SUBSIDIARIES
federal income tax purposes under section 355 of the Internal Revenue Code of 1986, as amended (the "Code"). Prior to such distributions, the Board of Directors of the Company received an opinion from its legal counsel to the effect that such distributions should so qualify for federal income tax purposes. No ruling with respect to such distributions was obtained from the IRS; however, and there can be no assurance that the IRS will not take a position that such distributions do not qualify as tax-free. If the distributions were not to qualify for tax-free treatment under section 355 of the Code, the Company would recognize taxable gains on the distributions of the subsidiaries stock equal to the difference on such date between (i) the fair market value of the distributed stock and (ii) the Company's adjusted basis in such stock, at the transaction date.


     The Company is in the process of resolving various issues with respect to examinations by the Internal Revenue Service (IRS) of AMERISAFE's 1992 consolidated income tax return and of the 1990 and 1991 tax returns of a subsidiary that was merged into AMERISAFE. The IRS has issued to the Company notices of proposed adjustment for alleged tax deficiencies of approximately $5.4 million as a result of these examinations, approximately $3.3 million of which relate to temporary differences. The Company has filed a written protest of the alleged deficiencies related to the examination of its 1992 consolidated tax return. Management believes the alleged deficiencies are without merit and intends to vigorously defend its position on these matters and litigate them if necessary. In addition, the Company has entered into an agreement with certain of its former subsidiaries that were split-off in connection with the reorganization (see Note 1) whereby it will be indemnified for any liability that might result from the 1990 and 1991 examinations. Management does not believe the resolution of these matters will have a material effect on the financial position or results of operations of the Company. Therefore, no liability has been accrued in the accompanying financial statements for additional taxes that may result from these alleged deficiencies. However, the resolution of the temporary differences related to the 1992 examination may result in an increase in deferred tax benefit and a significant cash payment of income taxes by the Company if it does not prevail in its protest. Accordingly, the Company included a $700,000 adjustment in the 1995 tax provision for interest (net of tax benefit) on this cash payment of taxes.



     The Company entered into a tax allocation agreement with the subsidiaries distributed in connection with the reorganization (Distributed Subsidiaries) to provide for (i) the allocation of payments of taxes for periods during which the Company (or any of its affiliates other than the Distributed Subsidiaries and the direct and indirect subsidiaries thereof) and any of the Distributed Subsidiaries or any direct or indirect subsidiaries thereof are included in the same consolidated group for federal income tax purposes, (ii) the allocation of responsibility for the filing of tax returns, the conducting of tax audits and the handling of tax controversies, and (iii) various related matters.

                        AMERISAFE, INC. AND SUBSIDIARIES

5. NOTES PAYABLE

     Notes payable consist of the following (in thousands):


                                                                   DECEMBER 31,
                                                                ------------------     JUNE 30,
                                                                 1994       1995         1996
                                                                -------    -------    -----------
                                                                                      (UNAUDITED)
Notes payable:
  Revolving credit loan payable to bank; originally due June
     1995 extended through January 31, 1996, interest payable
     at prime (generally 8.09% and 8.89% in 1994 and 1995,
     respectively); secured by stock of Auto One and
     Mor-Tem..................................................  $ 6,000    $ 5,200      $    --
  Capital equipment leases, bearing interest at approximately
     8.6%.....................................................      207        141          106
  Note payable to bank; principal and interest payments in
     monthly installments through November 2, 1998; interest
     at prime rate; secured by aircraft.......................    1,007        893           --
  Note payable to bank; principal and interest in monthly
     installments through March 1, 2001; interest at 8.125%;
     secured by furniture and fixtures........................       --         --          368
  Note payable to bank; interest only until January 31, 1999, after which principal and interest will be paid in
     monthly installments through January 2, 2002; interest at
     LIBOR plus 6%; secured by stock of AMERISAFE, Auto One,
     and Mor-Tem..............................................       --         --       10,000
  Notes payable to financial institutions; principal and
     interest in monthly installments through 1998; various
     interest rates; secured by Company automobiles...........      265        798          751
  Notes payable to former owners of acquired subsidiary, due in annual installments through August 1, 1999, interest
     payable at 2.667%........................................       --      1,200        1,200
                                                                -------    -------      -------
          Total notes payable.................................    7,479      8,232       12,425
Notes payable to shareholders and affiliates:
  Note payable to Auto One, interest payable at 8.0%..........    2,200      1,203           --
  Notes payable to LTD, interest payable at 6.5% and 8.0%.....    1,027         --           --
  Notes payable to shareholder; due on demand; interest
     payable at 9.0%..........................................      150        150           --
  Other borrowings from affiliates............................       --        528          513
                                                                -------    -------      -------
          Total notes payable to shareholder and affiliates...    3,377      1,881          513
                                                                -------    -------      -------
Total notes payable and notes payable to shareholder and
  affiliates..................................................  $10,856    $10,113      $12,938
                                                                =======    =======      =======


     The future maturities of the Company's outstanding notes payable at December 31, 1995, without regards to the matter discussed in the following paragraph, are summarized as follows (in thousands):

                1996.............................................    $ 8,266
                1997.............................................        515
                1998.............................................      1,032
                1999.............................................        300
                                                                     -------
                                                                     $10,113
                                                                     =======

     Subsequent to December 31, 1995, the Company replaced its existing revolving credit facility due January 31, 1996 with a new credit facility. The new facility bears an interest rate of LIBOR plus 6%, expires

                        AMERISAFE, INC. AND SUBSIDIARIES
no earlier than January 1999, and contains covenants restricting the payment of dividends and requiring the Company, Auto One and American Interstate to maintain certain financial ratios. The Company retired the $893,000 debt secured by aircraft with the proceeds from this new credit facility.


     Management currently expects to use a portion of the proceeds from a planned initial public offering of the Company's Class A Common Stock (see Note
13) to repay the $10,000,000 note payable to bank and other indebtedness. The repayment of debt is expected to result in prepayment penalties and other fees of approximately $300,000 in the fourth quarter of 1996. Supplemental pro forma net income per share reflecting (i) the issuance of a sufficient number of shares of Class A Common Stock to repay debt outstanding at June 30, 1996 and
(ii) the elimination of interest expense related to those borrowings was $0.42 and $0.19 for the year ended December 31, 1995 and the six months ended June 30, 1996, respectively.


6. CLAIMS AND CLAIM SETTLEMENT EXPENSES


     The following table provides a reconciliation of the beginning and ending reserve balances, net of reinsurance recoverables, for 1993, 1994 and 1995 and the six months ended June 30, 1996 (in thousands):



                                                       YEAR ENDED DECEMBER 31,          SIX MONTHS
                                                   --------------------------------       ENDED
                                                     1993        1994        1995        JUNE 30,
                                                   --------    --------    --------        1996
                                                                                       ------------
                                                                                       (UNAUDITED)
Reserves for claims and claim settlement
  expenses, net of related reinsurance
  recoverables, at beginning of period...........  $ 19,772    $ 24,882    $ 31,242      $ 43,304
Add:
  Provision for claims and claim settlement
     expenses for claims occurring in the current
     period, net of reinsurance..................    22,173      26,637      36,074        18,973
  Decrease in estimated claims and claim
     settlement expenses for claims occurring in
     prior periods, net of reinsurance...........    (1,911)     (1,387)     (3,150)         (617)
                                                   --------    --------    --------       -------
Incurred claims and claim settlement expenses,
  net of reinsurance.............................    20,262      25,250      32,924        18,356
Deduct claims and claim settlement expense
  payments for claims, net of reinsurance,
  occurring during:
  Current period.................................    (7,395)     (7,795)    (10,219)       (3,296)
  Prior periods..................................    (7,757)    (11,095)    (10,643)       (9,353)
                                                   --------    --------    --------       -------
                                                    (15,152)    (18,890)    (20,862)      (12,649)
                                                   --------    --------    --------       -------
Reserve for claims and claim settlement expenses,
  net of related reinsurance recoverables, at end
  of period......................................    24,882      31,242      43,304        49,011
Recoverable ceded reserves for unpaid claims and
  claims settlement expenses.....................     9,539       9,697      12,123        13,334
                                                   --------    --------    --------       -------
Reserves for claims and claim settlement expenses
  at end of period...............................  $ 34,421    $ 40,939    $ 55,427      $ 62,345
                                                   ========    ========    ========       =======



     The Company's reserves for claims and claim settlement expenses, net of related reinsurance recoverables, at December 31, 1992, 1993, 1994, and 1995, were decreased in 1993, 1994, 1995, and the six months ended June 30, 1996 (unaudited) by $1,911,000, $1,387,000, $3,150,000, and $617,000, respectively, for claims that had occurred prior to those balance sheet dates. The decreases were due to settling case-basis liabilities related to claims in those periods for less than originally estimated. Most of the favorable

                        AMERISAFE, INC. AND SUBSIDIARIES
development has resulted from the Company's managed results approach and claims management process. No return premiums are due as a result of prior-year effects.

     The anticipated effect of inflation is considered when estimating liabilities for claims and claim settlement expenses. While anticipated price increases due to inflation are considered in estimating the ultimate claim costs, the increase in average severities of claims is caused by a number of factors that vary with the individual type of policy written. Future average severities are projected based on historical trends adjusted for implemented changes in underwriting standards, policy provisions, and general economic trends. Those anticipated trends are monitored based on actual development and are modified if necessary.

7. REAL ESTATE, FURNITURE AND EQUIPMENT

     Real estate, furniture and equipment consists of the following (in thousands):


                                                              DECEMBER 31,
                                                            -----------------      JUNE 30,
                                                             1994       1995         1996
                                                            ------     ------     -----------
                                                                                  (UNAUDITED)
    Land and office building..............................  $1,202     $1,772       $ 2,810
    Furniture and equipment...............................   1,730      2,745         3,500
    Automobiles...........................................     321      1,176         1,329
    Aircraft..............................................   1,824      1,824         1,824
                                                            ------     ------        ------
                                                             5,077      7,517         9,463
    Accumulated depreciation..............................     808      1,611         2,313
                                                            ------     ------        ------
    Real estate, furniture and equipment, net.............  $4,269     $5,906       $ 7,150
                                                            ======     ======        ======


8. STOCKHOLDERS' EQUITY, REGULATORY REQUIREMENTS AND RESTRICTIONS

     American Interstate and its insurance subsidiary are required to periodically submit financial statements prepared in accordance with statutory accounting practices to insurance regulatory authorities. Accounting practices used to prepare these statutory-basis financial statements differ from generally accepted accounting principles. American Interstate's statutory capital and surplus, determined using statutory accounting practices, as of December 31, 1994 and 1995, was approximately $20,006,000 and $26,715,000, respectively; its insurance subsidiary's statutory capital and surplus was approximately $3,108,000 and $3,270,000 at December 31, 1994 and 1995, respectively. American Interstate's statutory net income was approximately $5,177,000, $4,676,000, and $7,888,000 for the years ended December 31, 1993, 1994, and 1995, respectively; its insurance subsidiary reported net losses of approximately $156,000 and $563,000 for the years ended December 31, 1993 and 1994, respectively, and net income of approximately $88,000 for the year ended December 31, 1995.

     Under Louisiana insurance regulations, American Interstate and its insurance subsidiary are each required to maintain minimum capital and surplus of $3 million at December 31, 1995.

     Pursuant to routine regulatory requirements, American Interstate cannot pay dividends in excess of the lesser of 10% of statutory surplus, or statutory net income, less realized capital gains, for the preceding 12-month period without prior approval of the Louisiana Commissioner of Insurance. American Interstate cannot pay dividends in 1996 in excess of approximately $2.7 million without prior regulatory approval.

     The redeemable cumulative preferred stock pays dividends at a rate of 8% per annum (applied to the stated value of $1,480,000), is nonvoting, and is redeemable at any time at the option of the Company. The preferred stock was issued in satisfaction of notes payable (bearing interest at 9% to 11%) to a shareholder. Each share of preferred stock is convertible into three shares of Class B common stock (10,810.88 shares after giving effect to the stock split) at the option of the preferred shareholder. The liquidation preference is equal

                        AMERISAFE, INC. AND SUBSIDIARIES
to stated value plus all dividends in arrears and totaled $1,598,400 at December 31, 1994, $1,716,800 at December 31, 1995, and $1,776,000 at June 30, 1996. At
December 31, 1995 and June 30, 1996 (unaudited), cumulative dividends of $236,800 and $296,000, respectively, were in arrears. Subsequent to June 30, 1996 (unaudited), the preferred stockholder exercised the option to convert the preferred stock into common stock.



     The Board of Directors adopted a stock incentive plan on August 5, 1996, subject to approval by the shareholders of the Company (the Stock Incentive
Plan). The Stock Incentive Plan provides for the grant of restricted Class A Common Stock and options on Class A Common Stock to officers, non-employee directors and other individuals providing critical services to the Company. The term of each stock option issued under the Stock Incentive Plan is ten years and options generally vest evenly over a period of five years. Restricted stock issued under the Stock Incentive Plan generally vests evenly over a period of three years. Stock options for 600,000 shares at an exercise price of $12 per share were granted under the Stock Incentive Plan; none of these options have been exercised. Six thousand shares of restricted stock have been approved for issuance subject to completion of a planned initial public offering of the Company's Class A common stock. The aggregate number of shares reserved for issuance under the Stock Incentive Plan is 3,000,000.



     Property/casualty insurance companies are subject to certain Risk-Based Capital (RBC) requirements specified by the National Association of Insurance Commissioners (NAIC). Under those requirements, the amount of capital and surplus maintained by a property/casualty insurance company is to be determined based on the various risk factors related to it. At December 31, 1994 and 1995 and June 30, 1996, American Interstate and its insurance subsidiary exceed the minimum RBC requirements.



     Unaudited pro forma stockholders' equity at June 30, 1996 as set forth in the accompanying balance sheet reflects the assumed conversion of preferred stock and the payment of debts originated in connection with the reorganization of AMERISAFE which are expected to be paid from the proceeds of a planned initial public offering of the Company's Class A common stock. See Note 1.


9. RELATED PARTY TRANSACTIONS


     Fees and other from affiliates includes fees from various affiliated entities for the costs of providing certain executive, administrative and support services to those affiliates. Fees and other from affiliates in 1995 includes a dividend received by AMERISAFE from a former subsidiary consisting of a $1,027,000 note owed by the Company to the former subsidiary.



     During 1993, substantially all of the Company's gross premiums earned were produced by MT & Co. and Southern Underwriters, Inc., two agencies under common control by a former subsidiary of AMERISAFE. In January 1994, AMERISAFE transferred to American Interstate a portion of the agency operations of these affiliated agencies. The transfer had no effect on stockholders' equity but established American Interstate as a direct writer of its core logging industry related business. MT & Co. and Southern Underwriters, Inc. produced approximately 8.0% and 5.0% of the Company's gross premiums earned in 1994 and 1995, respectively. At December 31, 1994 and 1995, approximately $607,000 and $795,000, respectively, were included in agents balances in course of collection related to business produced by these agencies. Management currently expects to continue its business relationship with these agencies following the reorganization.



     In connection with the reorganization, the Company and Auto One entered into a services agreement (Services Agreement), pursuant to which the Company will continue to provide various services to Auto One, including payroll, human resources, legal, internal audit, benefits administration and similar administrative and management services that the Company has historically provided to Auto One. For such services, Auto One will pay the Company a fee of $40,000 per month. The Services Agreement is terminable by either the Company or Auto One on 90 days' prior notice; provided however, that neither party may terminate the Services Agreement prior to the first anniversary date of the planned initial public offering of the Company's Class A Common Stock.

                        AMERISAFE, INC. AND SUBSIDIARIES

     The Company has entered into an office sharing agreement with AOAC with respect to its 2,500 square foot executive offices in Dallas, Texas. Under the terms of the agreement, the Company will pay to AOAC $3,700 per month. The agreement may be terminated by either party upon 90 days' written notice.



     The Company and Auto One have entered into an aircraft agreement (Aircraft Agreement) pursuant to which Auto One may use the aircraft owned by the Company for travel by Auto One's senior management in the course of Auto One's business. Auto One will be charged a fee for the use of such aircraft at a rate of $5,000 per month plus an additional amount based on the number of nautical miles traveled. The Aircraft Agreement has an initial term of one year and may be terminated thereafter by either party on 90 days' written notice.


10. EMPLOYEE BENEFIT PLAN


     The Company sponsors a 401(k) benefit program which is available to all employees. The Company matches up to 1% of employee contributions limited to 4% of employee compensation for participating employees. Employees vest immediately in their contributions and become 100% vested in employer contributions to the plan after five years. Contributions during 1993, 1994 and 1995 and the six months ended June 30, 1996 were not material.


11. COMMITMENTS AND CONTINGENCIES

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

     The Company manages interest rate risk on pension-type claims by settling these claims through the purchase of annuities from unaffiliated carriers. In the event these carriers are unable to meet their obligations under these contracts, the Company remains primarily liable to the claimants. Significant carriers and the face amounts of the annuities at December 31, 1995, are as follows (in thousands):

    Confederation Life...........................................  $  936
    Transamerica Occidental......................................     323
    Others.......................................................   1,098
                                                                   ------
                                                                   $2,357
                                                                   ======


     The Company continuously monitors the financial condition of all carriers. On August 11, 1994, Confederation Life's Canadian parent was placed into receivership by Canadian insurance regulators. Management has monitored the rehabilitation of Confederation Life since that date and, on the basis of published reports, believes no loss will be incurred by the Company as a result of the receivership of Confederation Life's Canadian parent. Accordingly, no loss accrual is recorded in the accompanying consolidated financial statements. Confederation Life is current in its annuity obligations at December 31, 1995 and June 30, 1996.



     The increase in the number of insurance companies that are under regulatory supervision has resulted, and is expected to continue to result, in increased assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. Those mandatory assessments may be partially recovered through a reduction in future premium taxes in certain states. The Company recognizes those assessments when notified by the State. Assessments paid by the Company were approximately $353,000, $442,000 and $477,000 in 1993, 1994 and 1995, respectively, and $427,000 for the six months ended June 30, 1996 (unaudited).

                        AMERISAFE, INC. AND SUBSIDIARIES

     The Company has entered into employment agreements with certain executives in connection with a planned initial public offering of the Company's Class A Common Stock (see Note 13). These agreements have initial terms of three years and require aggregate annual salary payments of approximately $1,285,000.

12. FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Company in estimating "fair value" disclosures for financial instruments in the accompanying 1995 and 1996 consolidated financial statements and notes thereto:

  Cash and Cash Equivalents

     The carrying amounts reported in the accompanying 1995 and 1996 consolidated balance sheet for these financial instruments approximate their fair values.

  Investment Securities

     The fair values disclosed in Note 2 for fixed maturity securities and equity securities are based on market values prescribed by the Securities Valuation Office of the NAIC (which approximates quoted market prices) or quoted market prices, where available.

  Notes Payable

     The carrying value of notes payable (excluding capital lease obligations) disclosed in Note 5 approximates the estimated fair value of the obligations as the interest rates on substantially all the debt are comparable to rates which the Company believes it presently would be charged on comparable borrowings.

  Other Assets and Liabilities

     The carrying amounts of recoverables from state funds and from reinsurers, funds on deposit with reinsurers, notes receivable from shareholders and affiliates, funds held under reinsurance treaties and amounts held for others approximate those assets' and liabilities' carrying values because of the actual or expected short-term maturity of those instruments.

13. SUBSEQUENT EVENT

     On August 5, 1996, the Board of Directors authorized the registration of up to 16,000,000 shares of the Company's Class A Common Stock to be offered in a planned initial public offering of such stock.

14. UNAUDITED SELECTED QUARTERLY FINANCIAL DATA (IN THOUSANDS)


                                                                           1995
                                                         ----------------------------------------
                                                          FIRST     SECOND      THIRD     FOURTH
                                                         -------    -------    -------    -------
Revenue................................................  $12,820    $14,606    $21,303    $20,948
                                                         =======    =======    =======    =======
Claims and claims settlement expenses..................  $ 6,725    $ 6,820    $10,926    $ 8,453
                                                         =======    =======    =======    =======
Net income.............................................  $ 1,642    $ 1,767    $ 2,602    $ 3,323
                                                         =======    =======    =======    =======


                                                                           1994
                                                         ----------------------------------------
                                                          FIRST     SECOND      THIRD     FOURTH
                                                         -------    -------    -------    -------
Revenue................................................  $10,226    $10,580    $13,751    $12,588
                                                         =======    =======    =======    =======
Claims and claims settlement expenses..................  $ 6,032    $ 5,566    $ 8,654    $ 4,998
                                                         =======    =======    =======    =======
Net income.............................................  $   703    $ 1,178    $   436    $ 2,822
                                                         =======    =======    =======    =======

                                 MANAGING YOUR
                          WORKERS' COMPENSATION NEEDS

     Oil derricks, log skidders, cherry pickers, cranes, road graders, bulldozers, dredges, "18 wheelers", chainsaws, shovels, pick axes, and sledge hammers -- all tools, all heavy equipment. Skilled workers performing back-breaking, muscle-wrenching work in every town, forest, oil patch, and roadbed in America. Drilling, mining, and harvesting natural resources. Laying power and transmission lines. Building bridges, stadiums, overpasses, office buildings, homes, and hospitals.

     America's builders of infrastructure -- hundreds of thousands of skilled workers exposed to life-threatening work hazards. One slip from a ledge, one wayward falling tree, one out-of-control bulldozer -- these can mean death, quadriplegia, or amputation. They can mean pain, permanent disability, and millions of dollars in lost wages and medical payments. They can mean a family's dreams are crushed. They mean a good worker has to be replaced.

                             [A COLLAGE OF PHOTOS]

     At AMERISAFE, the Managed Results Company(SM), we believe that prevention is the best managed care. Prevention produces the best outcome: no injury, no lost work, no medical bills, no pain, and no rehabilitation. We work on prevention through training, safety programs, and behavior modification. Our safety professionals live and work near our clients. They spend their days, and sometimes nights, on job sites -- exploring new ways to prevent accidents. They're appreciated because they're effective.

     When accidents do occur, managed medical care is just the beginning. Our case managers work with the injured employee, with the employee's family, his boss, and his rehab team. They work together to get that employee back on the job.

     That's good management. That's a second beginning.

                                 MANAGED SAFETY

                                 MANAGED CLAIMS

                                  MANAGED CARE


                                [AMERISAFE LOGO]

- ------------------------------------------------------
- ------------------------------------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR ANY OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH AN OFFER IN ANY STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CURRENT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary.....................   3
The Company............................   7
Risk Factors...........................   7
Use of Proceeds........................  14
Dividend Policy........................  14
Recent Reorganization..................  15
Capitalization.........................  17
Dilution...............................  19
Selected Consolidated Financial Data...  20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................  21
Business...............................  31
Management.............................  44
Principal Shareholders.................  52
Certain Transactions and
  Relationships........................  53
Description of Capital Stock...........  54
Shares Eligible for Future Sale........  56
Underwriting...........................  58
Legal Matters..........................  59
Experts................................  59
Additional Information.................  59
Index to Financial Statements.......... F-1
     UNTIL               , 1996 (25 DAYS
  AFTER THE COMMENCEMENT OF THE OFFERING),
  ALL DEALERS EFFECTING TRANSACTIONS IN THE
  CLASS A COMMON STOCK, WHETHER OR NOT
  PARTICIPATING IN THIS DISTRIBUTION, MAY BE
  REQUIRED TO DELIVER A PROSPECTUS. THIS IS
  IN ADDITION TO THE OBLIGATION OF DEALERS
  TO DELIVER A PROSPECTUS WHEN ACTING AS
  UNDERWRITERS AND WITH RESPECT TO THEIR
  UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
- --------------------------------------------
- --------------------------------------------


- ------------------------------------------------------
- ------------------------------------------------------

                               11,000,000 SHARES

                                AMERISAFE, INC.

                              CLASS A COMMON STOCK
                                      LOGO
                                  ------------

                                   PROSPECTUS

                                            , 1996

                                  ------------
                               SMITH BARNEY INC.

                               PIPER JAFFRAY INC.

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth an estimate of those expenses to be incurred by the Company in connection with the issuance and distribution of the securities being registered.


    Securities and Exchange Commission Fee...................................  $   65,432
    NASD Fee.................................................................      19,475
    New York Stock Exchange Listing Fee......................................     190,000
    Printing Expenses........................................................     150,000
    Legal Fees and Expenses..................................................     400,000
    Accounting Fees and Expenses.............................................     235,000
    Transfer Agent Fees......................................................       5,000
    Blue Sky Fees and Expenses...............................................      15,000
    Miscellaneous............................................................      20,093
                                                                               ----------
              Total..........................................................  $1,100,000
                                                                                =========



     All these expenses, except the Securities and Exchange Commission registration fee, the New York Stock Exchange listing fee and the NASD registration fee, represent estimates only.


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Articles 2.02A(16) and 2.02-1 of the Texas Business Corporation Act (the "TBCA") permit a corporation to indemnify a person who was or is a director, officer, employee or agent of a corporation or who serves at the corporation's request as a director, officer, venturer, partner, proprietor, trustee, employee or agent of another corporation, partnership, sole proprietorship, employee benefit plan, trust, joint venture, or other enterprise (an "outside enterprise"), who was, is or is threatened to be named a defendant in a legal proceeding by virtue of such person's position in the corporation or in an outside enterprise, but only if the person conducted himself in good faith and reasonably believed, in the case of conduct in the person's official capacity, that the conduct was in the corporation's best interest or, in the case of all other conduct, that the conduct was not opposed to the corporation's best interest, and, in the case of a criminal proceeding, the person had no reasonable cause to believe the conduct was unlawful. A person may be indemnified within the above limitations against judgments, penalties, fines, settlements and reasonable expenses actually incurred.

     Generally, an officer, director, agent or employee of a corporation or a person who serves at the corporation's request as an officer, director, agent or employee of an outside enterprise may not be indemnified against judgments, fines and settlements incurred in a proceeding in which the person is found liable to the corporation or is found to have improperly received a personal benefit and may not be indemnified for expenses unless, and only to the extent that, in view of all the circumstances, the person is fairly and reasonably entitled to indemnification for such expenses. A corporation must indemnify a director, officer, employee or agent against reasonable expenses incurred in connection with a proceeding in which the person is a party because of the person's corporate position, if the person was successful, on the merits or otherwise, in the defense of the proceeding. Under certain circumstances, a corporation may also advance expenses to such person.

     Article 2.02-1 of the TBCA permits a corporation to purchase and maintain insurance or to make other arrangements on behalf of any of the foregoing persons against any liability asserted against and incurred by the person in such capacity, or arising out of the person's status as such a person, whether or not the corporation would have the powers to indemnify the person against the liability under applicable law.

     The Company's Articles of Incorporation, as amended (the "Articles"), provide that the Company's directors will have no personal liability to the Company or its shareholders for monetary damages for an act or omission in their capacities as directors. This provision has no effect on director liability for
(i) a breach of the
director's duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith that constitute a breach of duty of a director or involving intentional misconduct or knowing violations of law, (iii) approval of any transaction from which a director derives an improper personal benefit, or
(iv) an act or omission for which the liability of a director is expressly provided by an applicable statute. In addition, the Company's Articles provide that any additional liability permitted to be eliminated by subsequent legislation will automatically be eliminated without further shareholder vote, unless additional shareholder approval is required by such legislation.

     Article VI of the Company's Bylaws (the "Bylaws") also provides that the Company will indemnify its directors, officers, employees and agents to the fullest extent permitted by the TBCA. As described above, this means that the Company is generally required to indemnify its directors, officers, employees, and agents against all judgments, fines, settlements, legal fees, and other expenses incurred in connection with pending or threatened legal proceedings because of the person's position with the Company or another entity that the person serves at the Company's request, subject to certain conditions, generally described above, and to advance funds to enable them to defend against such proceedings.

     The Company has entered into certain agreements (the "Indemnification Agreements") with each of its directors and executive officers (each, an "Indemnitee") designed to give effect to the foregoing provisions of the Articles and Bylaws. The Indemnification Agreements are intended to provide certain additional assurances against the possibility of uninsured liability primarily because the Indemnification Agreements (i) specify the extent to which the Indemnitees shall be entitled to receive benefits not expressly set forth in the TBCA and (ii) include a number of procedural provisions designed to provide certainty in administration of the rights to indemnity. Pursuant to the Indemnification Agreements, among other things, an Indemnitee will be entitled to indemnification as provided by the TBCA. The right to receive indemnification is not available under the Indemnification Agreements in connection with any claim against the Indemnitee (i) for which payment is actually made to the Indemnitee under a valid and collectible insurance policy or (ii) as to which the Indemnitee shall have been adjudged to be liable for willful or intentional misconduct in the performance of his duty to the Company, unless ordered by the court in which the claim was brought in accordance with applicable law.

     The Underwriting Agreement entered into by the Company and the Underwriters in connection with this Offering provides that the Underwriters will indemnify the directors and officers of the Company against certain liabilities relating to information furnished by the Underwriters.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     On December 31, 1993, the Company issued 3,229.34 shares of the Company's common stock in exchange for all of the issued and outstanding common stock of Mor-Tem Systems, Inc. ("Mor-Tem") owned by Messrs. Morris, Anderson and another Mor-Tem shareholder. On the same date, the Company issued 510.167 shares of the Company's Series B Cumulative Preferred Stock (the "Series B Stock") to Mr. Morris in exchange for the cancellation of the Company's promissory notes payable to Mr. Morris with outstanding principal balances totalling $1,480,000. On July 29, 1996, Mr. Morris converted the Series B Stock into 1530.50 shares of the Company's common stock. The above transactions were exempt from the registration requirements of the Securities Act of 1933, as amended (the "Act"), pursuant to Section 4(2) thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     a. Exhibits:


        1.1          -- Form of Underwriting Agreement
        2.1          -- Distribution Agreement between the Company and existing and former shareholders
        2.2          -- Form of First Amendment to Distribution Agreement among the Company, existing and former shareholders and former subsidiaries

        2.3          -- Form of Distribution Agreement among the Company, AOAC, Millard E.
                        Morris and Mark R. Anderson
        3.1*         -- Amended and Restated Articles of Incorporation of the Company
        3.2*         -- Amended and Restated Bylaws of the Company
        4.1          -- Form of Class A Common Stock Certificate (temporary)
        5.1          -- Opinion of Jones, Day, Reavis & Pogue
       10.1*         -- Form of Registration Rights Agreement among the Company, Millard E.
                        Morris and Mark R. Anderson
       10.2          -- Stock Incentive Plan
       10.3          -- Form of Indemnification Agreement
       10.4          -- Form of Employment Agreement with certain executive officers of the
                        Company
       10.5          -- Form of Tax Matters Agreement
       10.6          -- Form of Services Agreement between the Company and Auto One
                        Acceptance Corporation
       10.7+         -- First Casualty Excess Reinsurance Agreement between the Company,
                        Silver Oak Casualty, Inc. and the Reinsurers identified therein
       10.8+         -- Second Casualty Excess Reinsurance Agreement between the Company,
                        Silver Oak Casualty, Inc. and the Reinsurers identified therein
       10.9+         -- Third Casualty Excess Reinsurance Agreement between the Company,
                        Silver Oak Casualty, Inc. and the Reinsurers identified therein
       10.10+        -- First Workers' Compensation Per Occurrence Excess Reinsurance
                        Agreement between the Company, Silver Oak Casualty, Inc. and the
                        Reinsurers identified therein
       10.11+        -- Second Workers' Compensation Per Occurrence Excess Reinsurance
                        Agreement between the Company, Silver Oak Casualty, Inc. and the
                        Reinsurers identified therein
       10.12+        -- First Per Claimant Workers' Compensation Excess Reinsurance Agreement
                        between the Company, Silver Oak Casualty, Inc. and the Reinsurers
                        identified therein
       10.13+        -- Second Per Claimant Workers' Compensation Excess Reinsurance
                        Agreement between the Company, Silver Oak Casualty, Inc. and the
                        Reinsurers identified therein
       11.1          -- Statement of Computation of Earnings Per Share
       21.1*         -- Subsidiaries of the Company
       23.1          -- Consent of Ernst & Young LLP
       23.2          -- Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5.1)
       24.1*         -- Powers of Attorney
       27.1          -- Financial Data Schedule


- ---------------


* Previously filed.



+ Previously filed with confidential portions omitted and filed separately.


     b. Financial Statement Schedules:

     Report of Ernst & Young LLP on Financial Statement Schedules

          I. Summary of Investments -- Other Than Investments In Related
             Parties*



         II. Condensed Financial Information of Registrant*



        III. Supplementary Insurance Information*



         IV. Reinsurance*



         VI. Supplemental Information Concerning Property-Casualty Insurance Operations*

- ---------------


* Previously filed.

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements and notes thereto.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirement of the Securities Act, the Registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on September 23, 1996.


                                            AMERISAFE, INC.


                                            By: /s/  MARK R. ANDERSON

                                            ------------------------------------

                                                      Mark R. Anderson


                                                       President and


                                                  Chief Operating Officer



     Pursuant to the requirements of the Securities Act, this Amendment No. 1 to Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on September 23, 1996.



                 SIGNATURES                                        TITLE
- ---------------------------------------------  ----------------------------------------------
             MILLARD E. MORRIS*                Chairman of the Board of Directors and Chief
- ---------------------------------------------    Executive Officer (principal executive
              Millard E. Morris                  officer)

            /s/  MARK R. ANDERSON              President, Chief Operating Officer and
- ---------------------------------------------    Director
              Mark R. Anderson

               ARTHUR L. HUNT*                 Vice President and Director
- ---------------------------------------------
               Arthur L. Hunt

                JOHN R. BUCK*                  Vice President, Chief Financial Officer,
- ---------------------------------------------    Treasurer and Director (Principal Financial
                John R. Buck                     and Accounting Officer)

              DANIEL J. JESSEE*                Director
- ---------------------------------------------
              Daniel J. Jessee

              N. DAVID SPENCE*                 Director
- ---------------------------------------------
               N. David Spence



* The undersigned, by signing his name hereto, does sign and execute this Amendment No. 1 to Registration Statement as of this 23rd day of September, 1996, pursuant to the Powers of Attorney executed on behalf of the above-named officers and directors and previously filed with the Securities and Exchange Commission.



                                            By: /s/  MARK R. ANDERSON

                                            ------------------------------------

                                                      Mark R. Anderson

                                                      Attorney-in-Fact

                               INDEX TO EXHIBITS


                                                                                   SEQUENTIALLY
 EXHIBIT                                                                            NUMBERED
   NO.                                   DESCRIPTION                                  PAGE
- ---------- -----------------------------------------------------------------------------------
   1.1     -- Form of Underwriting Agreement
   2.1     -- Distribution Agreement between the Company and existing and former shareholders
   2.2     -- Form of First Amendment to Distribution Agreement among the Company, existing and former shareholders and former subsidiaries
   2.3     -- Form of Distribution Agreement among the Company, AOAC, Millard E.
              Morris and Mark R. Anderson
   3.1*    -- Amended and Restated Articles of Incorporation of the Company
   3.2*    -- Amended and Restated Bylaws of the Company
   4.1     -- Form of Class A Common Stock Certificate (temporary)
   5.1     -- Opinion of Jones, Day, Reavis & Pogue
  10.1*    -- Form of Registration Rights Agreement among the Company, Millard E.
              Morris and Mark R. Anderson
  10.2     -- Stock Incentive Plan
  10.3     -- Form of Indemnification Agreement
  10.4     -- Form of Employment Agreement with certain executive officers of the
              Company
  10.5     -- Form of Tax Matters Agreement
  10.6     -- Form of Services Agreement between the Company and Auto One
              Acceptance Corporation
  10.7+    -- First Casualty Excess Reinsurance Agreement between the Company,
              Silver Oak Casualty, Inc. and the Reinsurers identified therein
  10.8+    -- Second Casualty Excess Reinsurance Agreement between the Company,
              Silver Oak Casualty, Inc. and the Reinsurers identified therein
  10.9+    -- Third Casualty Excess Reinsurance Agreement between the Company,
              Silver Oak Casualty, Inc. and the Reinsurers identified therein
  10.10+   -- First Workers' Compensation Per Occurrence Excess Reinsurance
              Agreement between the Company, Silver Oak Casualty, Inc. and the
              Reinsurers identified therein
  10.11+   -- Second Workers' Compensation Per Occurrence Excess Reinsurance
              Agreement between the Company, Silver Oak Casualty, Inc. and the
              Reinsurers identified therein
  10.12+   -- First Per Claimant Workers' Compensation Excess Reinsurance Agreement
              between the Company, Silver Oak Casualty, Inc. and the Reinsurers
              identified therein
  10.13+   -- Second Per Claimant Workers' Compensation Excess Reinsurance
              Agreement between the Company, Silver Oak Casualty, Inc. and the
              Reinsurers identified therein
  11.1     -- Statement of Computation of Earnings Per Share
  21.1*    -- Subsidiaries of the Company
  23.1     -- Consent of Ernst & Young LLP
  23.2     -- Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5.1)
  24.1*    -- Powers of Attorney
  27.1     -- Financial Data Schedule


- ---------------


* Previously filed.



+ Previously filed with confidential portions omitted and filed separately.